Exhibit 2.1

CONTENTS

Introduction		i
Forward-Looking Statements		ii
Scientific and Technical Information		iii
Glossary of Terms		iii

1.	Overview of the Business	1
	1.1 Three-Year History	2
2.	Corporate Structure	7
	2.1 Name and Incorporation	7
	2.2 Intercorporate Relationships	7
3.	Description of the Business	8
	3.1 Metals	8
	3.2 Oil and Gas	20
	3.3 Power	38
	3.4 Technologies	41
	3.5 Environment, Health and Safety and Sustainability	41
	3.6 Employees	46
	3.7 Risk Factors	46
	3.8 Other Disclosure Relating to Operations in Emerging Markets	63
4.	Dividends	66
5.	Capital Structure	66
6.	Market for Securities	68
7.	Directors and Officers	69
8.	Transfer Agent and Registrar	73
9.	Material Contracts	73
10.	Interest of Experts	74
11.	Additional Information	75
	11.1 Additional Documents	75
	11.2 Audit Committee	75
Schedule ‘A’ – Glossary of Terms		77
Schedule ‘B’ – Technical Information		82
Schedule ‘C’ – Greenhouse Gas Emission Frameworks		95
Schedule ‘D’ – Mandate of the Audit Committee		98

Sherritt International Corporation

Annual Information Form

For the year ended December 31, 2015

Dated as of March 21, 2016

Introduction

This annual information form (“Annual Information Form” or “AIF”) contains important information that will help you make an informed decision about investing in Sherritt International Corporation. It describes Sherritt International Corporation, its businesses and activities as well as risks and other factors that affect its business.

The information contained in this Annual Information Form relates to Sherritt International Corporation, its subsidiaries, its interest in an associate, and its proportionate interest in joint ventures for the year ended December 31, 2015, where applicable, unless otherwise indicated.

The information, including any financial information, disclosed in this Annual Information Form is stated as of December 31, 2015 or for the year ended December 31, 2015, as applicable, unless otherwise indicated. In this Annual Information Form, references to the “Corporation” or “Sherritt” are to Sherritt International Corporation together with its subsidiaries, its interest in an associate, and its proportionate interest in joint ventures. References to “management” are, unless otherwise indicated, to senior management of the Corporation.

Except as otherwise indicated, all dollar amounts in this Annual Information Form are expressed in Canadian dollars and references to “$” are to Canadian dollars. As of December 31, 2015 and March 18, 2016, the noon United States/Canada Dollar exchange rates, as reported by the Bank of Canada, were US$0.7225/Cdn.$1.3840 and US$0.7703/Cdn.$ 1.2982, respectively.

Sherritt International Corporation | 2015 Annual Information Form

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Forward-Looking Statements

This Annual Information Form contains certain forward-looking statements. Forward-looking statements can generally be identified by the use of statements that include such words as “believe”, “expect”, “anticipate”, “intend”, “plan”, “forecast”, “likely”, “may”, “will”, “could”, “should”, “suspect”, “outlook”, “projected”, “continue” or other similar words or phrases. Specifically, forward-looking statements in this document include but are not limited to, statements respecting certain expectations regarding capital costs and expenditures; capital project completion dates; sales volumes; revenue, costs and earnings; sufficiency of working capital and capital project funding; completion of development and exploration wells; restructuring plan cost savings; and amounts of certain joint venture commitments.

Forward-looking statements are not based on historic facts, but rather on current expectations, assumptions and projections about future events, including commodity and product prices and demand; the level of liquidity and access to funding; share-price volatility; realized prices for production; earnings and revenues; development and exploration wells and enhanced oil recovery in Cuba; environmental rehabilitation provisions; availability of regulatory approvals; compliance with applicable environmental laws and regulations; debt repayments; collection of accounts receivable; and certain corporate objectives, goals and plans for 2016. By their nature, forward-looking statements require the Corporation to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that those assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections.

The Corporation cautions readers of this Annual Information Form not to place undue reliance on any forward-looking statement as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, changes in the global price for nickel, cobalt, oil and gas or certain other commodities; share-price volatility; level of liquidity; and access to capital; access to financing; risk of future non-compliance with debt restrictions and covenants; risks associated with the Corporation’s joint venture partners; variability in production at Sherritt’s operations in Madagascar and Cuba; risks associated with the completion of capital projects; potential interruptions in transportation; uncertainty of gas supply for electrical generation; uncertainty of exploration results and Sherritt’s ability to replace depleted mineral and oil and gas reserves; the Corporation’s reliance on key personnel and skilled workers; the possibility of equipment and other failures; the potential for shortages of equipment and supplies; risks associated with mining, processing and refining activities; uncertainty of resources and reserve estimates; uncertainties in environmental rehabilitation provisions estimates; risks related to the Corporation’s corporate structure; political, economic and other risks of foreign operations; risks related to Sherritt’s operations in Madagascar and Cuba; risks related to the U.S. government policy toward Cuba, including the U.S. embargo on Cuba and the Helms-Burton legislation; risks related to the accuracy of capital and operating cost estimates; reliance on significant customers; foreign exchange and pricing risks; compliance with applicable environment, health and safety legislation and other associated matters; risks associated with governmental regulations regarding greenhouse gas emissions; maintaining the Corporation’s social license to grow and operate; risks relating to community relations; credit risks; shortage of equipment and supplies; competition in product markets; future market access; interest rate changes; risks in obtaining insurance; uncertainties in labour relations; uncertainty in the ability of the Corporation to enforce legal rights in foreign jurisdictions; uncertainty regarding the interpretation and/or application of the applicable laws in foreign jurisdictions; legal contingencies; risks related to the Corporation’s accounting policies; risks associated with future acquisitions; uncertainty in the ability of the Corporation to obtain government permits; failure to comply with, or changes to, applicable government regulations; bribery and corruption risks, including failure to comply with the Corruption of Foreign Public Officials Act or applicable local anti-corruption law; uncertainties in growth management; and certain corporate objectives, goals and plans for 2016; and the Corporation’s ability to meet other factors listed from time to time in the Corporation’s continuous disclosure documents. Readers are cautioned that the foregoing list of factors is not exhaustive and should be considered in conjunction with the risk factors described in this Annual Information Form and in the Corporation’s other documents filed with the Canadian securities authorities.

The Corporation may, from time to time, make oral forward-looking statements. The Corporation advises that the above paragraph and the risk factors described in this Annual Information Form and in the Corporation’s other documents filed with the Canadian securities authorities should be read for a description of certain factors that could cause the actual results of the Corporation to differ materially from those in the oral forward-looking statements. The forward-looking information and

ii

statements contained in this Annual Information Form are made as of the date hereof and the Corporation undertakes no obligation to update publicly or revise any oral or written forward-looking information or statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. The forward-looking information and statements contained herein are expressly qualified in their entirety by this cautionary statement.

Scientific and Technical Information

Proven and Probable Mineral Reserves and Measured, Indicated and Inferred Mineral Resources have been estimated in accordance with the definitions of these terms adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) in November 2010 and incorporated in National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) by Canadian securities regulatory authorities. All of the Corporation’s oil and gas reserves have been evaluated, on an annual basis, in accordance with National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) and the COGE Handbook.

Glossary of Terms

Please see Schedule ‘A’ of this AIF for a glossary of certain terms and abbreviations used in this document.

iii

1. Overview of the Business

Sherritt is based in Toronto, Ontario and is a leader in the mining and refining of nickel and cobalt from lateritic ores with projects and operations in Canada, Cuba and Madagascar. The Corporation is the largest independent energy producer in Cuba, with extensive oil and power operations on the island. Sherritt licenses its proprietary technologies and provides metallurgical services to mining and refining operations worldwide. The common shares (“Shares”) of the Corporation are listed on the Toronto Stock Exchange, trading under the symbol “S”.

METALS

Sherritt is an industry leader in the mining, processing and refining of nickel and cobalt from lateritic ore bodies. Sherritt has a 50/50 partnership with General Nickel Company S.A. (“GNC”) of Cuba (the “Moa Joint Venture”) and a 40% interest in the Ambatovy Minerals S.A. (“AMSA”) and Dynatec Madagascar S.A. (“DMSA” and together with AMSA, the “Ambatovy Joint Venture”) which owns a significant nickel operation in Madagascar. In addition, Sherritt has wholly-owned fertilizer, sulphuric acid, utilities and storage facilities in Fort Saskatchewan, Alberta, Canada (“Fertilizers”) that provides additional sources of income.

The Moa Joint Venture mines, processes and refines nickel and cobalt for sale worldwide (except in the United States). The Moa Joint Venture has mining operations and associated processing facilities in Moa, Cuba, and refining facilities in Fort Saskatchewan, Alberta. Continuous optimization of production facilities, combined with the implementation of innovative technologies at the Moa Joint Venture assists Sherritt in continuing to be one of the world’s lower-cost producers of nickel and cobalt from lateritic ore. The Moa Joint Venture’s experienced and knowledgeable workforce and management team, combined with consistently high on-stream time and equipment reliability, have been the key to safe and responsible utilization of production assets. The refinery facilities in Fort Saskatchewan have a production capacity of approximately 35,000 (100% basis) tonnes of nickel and approximately 3,800 (100% basis) tonnes of cobalt.

The Ambatovy Joint Venture is one of the world’s largest nickel mining, processing and refining operations utilizing lateritic ore. Sherritt is the operator of the mine and refining facilities and has as its partners Sumitomo Corporation (“Sumitomo”) and Korea Resources Corporation (“KORES”) (and together Sherritt, Sumitomo and KORES form the “Ambatovy Partners”). The Ambatovy Joint Venture has two nickel deposits located near Moramanga (eastern-central Madagascar) which are planned to be mined over a 19-year period. Additionally, reclamation of low-grade ore stockpiles is expected to extend project life by nine years. The ore from these deposits is initially processed at the mine site and then delivered as slurry to the processing plant and refinery located near the Port of Toamasina (north-eastern Madagascar). The Ambatovy Joint Venture has an estimated annual nameplate capacity of 60,000 tonnes (100% basis) of nickel and 5,600 tonnes (100% basis) of cobalt. The Ambatovy Joint Venture achieved financial completion in September 2015.

OIL AND GAS

Sherritt explores for and produces oil and gas, primarily from fields situated in Cuba. All of Sherritt’s oil sales in Cuba in 2015 were to an agency of the Government of Cuba at the first point of sale. Under the terms of its oil and gas production-sharing contracts

(“PSCs”), Sherritt’s share of production is made up of an allocation from gross working-interest production (cost-recovery oil) to allow recovery of all approved costs in addition to a negotiated percentage of the remaining production (profit oil). The pricing for oil produced by Sherritt in Cuba is based on a discount to Gulf Coast Fuel Oil 6 (“GCF06”) reference prices.

The Corporation has developed expertise in the exploration and development of fold and thrust geological plays along the north coast of Cuba. Reservoirs are located offshore in close proximity to the coastline. As a result, specialized long reach directional drilling methods have been developed to economically exploit the reserves from land based drilling locations.

In addition, Sherritt holds working-interests in several oil fields located in the Gulf of Valencia in Spain, an interest in the related production platform, and a working-interest in a natural gas field in Pakistan.

POWER

Sherritt’s power generating assets are located in Cuba at Varadero, Boca de Jaruco and Puerto Escondido. These assets are held by Sherritt through its one-third interest in Energas S.A. (“Energas”), which is a Cuban joint arrangement established to process raw natural gas and generate electricity for sale to the Cuban national electrical grid. Cuban government agencies Union Electrica (“UNE”) and Unión Cubapetróleo (“CUPET”) hold the remaining two-thirds interest in Energas.

Raw natural gas that would otherwise be flared is supplied to Energas by CUPET free of charge. The processing of raw natural gas produces clean natural gas, used to generate electricity, as well as by-products such as condensate and liquefied petroleum gas. All of Energas’ electrical generation is purchased by UNE under long-term fixed-price contracts while the by-products are purchased by CUPET at market based prices. Sherritt provides the financing for the construction of the Energas facilities and is repaid from the cash flows generated by the facilities.

CORPORATE AND OTHER

Technologies

Sherritt technologies (“Technologies”) provides technical support to Sherritt’s operating divisions and identifies opportunities for the Corporation as a result of its international activities and research and development activities. Technologies specializes in evaluating, developing and commercializing process technologies for natural resource based industries, in particular for the hydrometallurgical recovery of non-ferrous metals. Technologies’ process development is conducted in laboratory and pilot plant facilities where new technologies are developed, tested and demonstrated.

1.1 Three-Year History

2013

Dividend

On February 26, 2013, the Corporation approved an increase in its quarterly dividend from $0.038 per Share to $0.043 per Share, on the basis of steady cash flows from its coal and nickel businesses and Cuban operations, and with a focus on returning value to shareholders.

Financing

On July 1, 2013, the lenders (the “Ambatovy Senior Lenders”) under the $2.1 billion Ambatovy Joint Venture financing (the “Ambatovy Financing Agreements”) agreed to extend the financial completion date by two years, to September 30, 2015, subject to certain conditions.

In October 2013, agreements regarding the third-party financing for the construction of the acid plant at Moa for approximately US$65 million were finalized. Mobilization of resources for this project began in the fourth quarter of 2013, with initial production from the facility expected in 2016.

On November 29, 2013, the Corporation amended the terms of its syndicated 364 day revolving term credit facility (the “Syndicated Facility”) to, among other things, extend the maturity date to November 28, 2014 and amend certain covenants.

On November 29, 2013, the Corporation amended its $20 million line of credit (the “Line of Credit”) to extend the maturity date to November 28, 2014 and amend certain other provisions.

Shareholder Requisition

On December 24, 2013, Sherritt’s Board of Directors (the “Board”) announced that it had received a requisition pursuant to section 105 of Business Corporations Act (Ontario) (the “Requisition”). The Requisition requested that a special meeting of Sherritt’s shareholders be called to consider removing from office certain of the independent directors of Sherritt currently in place, and electing nominees submitted by the requisitioning shareholders.

Sulawesi Project

On December 30, 2013, the Corporation notified its partner, a subsidiary of Rio Tinto plc, that it would not be pursuing the Sulawesi Nickel Project (the “Sulawesi Project”) and its interest in the Sulawesi Project was terminated effective January 31, 2014. As of February 1, 2014, the Corporation has no further funding obligations with respect to the Sulawesi Project.

2014

Dividend

On February 19, 2014, the Corporation announced the reduction of its quarterly cash dividend from $0.043 to $0.01 per common share, in the face of persistently low commodity prices and to enhance the Corporation’s financial flexibility.

Shareholder Requisition

On January 10, 2014, Sherritt responded to the Requisition, stating that it had determined that it is in the best interests of its shareholders to proceed to call the special meeting to be held on May 6, 2014 together with the annual general meeting.

On January 10, 2014, Sherritt also announced the adoption of an advance notice by-law (the “By-law”) relating to the nomination of directors by shareholders. The purpose of the By-law is to provide a fair and transparent procedure for nominating directors. The By-law ensures that Sherritt and its shareholders receive adequate prior notice of director nominations, as well as sufficient information on all the nominees, by requiring shareholders to submit a notice of director nominations within a prescribed period in advance of a shareholder meeting for the election of directors. This facilitates an orderly and efficient meeting process. The By-law is effective as of announcement and was ratified by the shareholders at the annual and special meeting of shareholders held on May 6, 2014. Shareholders of the Corporation voted for the nine directors nominated by management and in favour of management’s recommendations for all other resolutions presented to that meeting of the shareholders.

Ambatovy Joint Venture

On January 22, 2014, the Corporation announced that the requirements for commercial production (an average of 70% of ore throughput based on nameplate capacity in the PAL circuit, over a 30 day period) had been achieved by the Ambatovy Joint Venture, and that effective February 1, 2014, Sherritt’s share of operating earnings (losses) from the Ambatovy Joint Venture began to be recognized.

On September 29, 2014, Sherritt filed a NI 43-101 compliant technical report entitled “NI 43-101 Technical Report on the Ambatovy Nickel Project in Madagascar” dated the same date (the “Ambatovy Technical Report”).

Extension and Award of Production-Sharing Contracts

On May 29, 2014, the Corporation executed an agreement with the Government of Cuba to amend the PSC covering the Puerto Escondido/Yumuri oil fields for a ten year extension of the term to March 2028. The extension of the PSC applies to new wells drilled in the development area. The PSC will terminate with respect to existing wells as of its original expiry date of March 2018. Under the terms of the amendment Sherritt has now fulfilled its commitment to drill a minimum of seven new wells in the development area. The program had poor results and no further wells are planned for the development area.

In addition, on December 18, 2014, the Corporation signed two new PSCs with the Government of Cuba covering Block 8A in Central Cuba and Block 10 in the Bay of Cardenas on the north coast of Cuba. The new blocks encompass areas of 967 and 261 square kilometres, respectively. The PSCs have 25 year terms. The initial exploration commitments for the two new PSCs include, among other things, the review and re-processing of existing seismic data and the acquisition and processing of new seismic data. In each case, upon completion of the initial phase of the exploration commitments, the Corporation may elect to proceed to the exploratory drilling phase or to relinquish the PSC in question. The Corporation is awaiting final approval of the PSCs for two additional exploration blocks relating to exploration prospects on the north coast of Cuba west of Havana.

Coal Transaction

Pursuant to an agreement dated December 24, 2013, on April 28, 2014 the Corporation completed the divestiture of its coal business for total consideration of $946 million. The operating assets of the coal business were sold to Westmoreland Coal Company for total consideration of $465 million. The Corporation’s royalty portfolio and interest in coal development assets were sold to a group led by Altius Minerals Corp., for cash consideration of $481 million. The amount outstanding under the coal revolving credit facility, which was used primarily for letters of credit and short-term funding of the coal business, was repaid in full and subsequently terminated.

The divestiture of the coal business is in keeping with the Corporation’s strategy of focusing its portfolio of assets on areas of core strength, specifically in its Metals operations where it possesses unique capabilities in mining, processing and technical solutions and its Cuba platform, where it has successfully operated for over two decades, highlighted by the Cuban oil business.

Debt Reduction

A significant portion of the cash proceeds of the coal transaction were used to strengthen the Corporation’s balance sheet through debt reduction. To this end, the Corporation made tender offers to purchase between $100 million and $150 million principal amount of its then outstanding 8.00% Senior Unsecured Debentures due November 15, 2018 (the “8.00% Debentures”) and between $200 million and $250 million principal amount of its 7.50% Senior Unsecured Debentures due September 24, 2020 (the “7.50% Debentures”), together with the solicitation of consent for certain amendments to the indentures under which those debentures were issued. The Corporation made payment on $150 million principal amount of its 8.0% Debentures and $250 million principal amount of its 7.50% Debentures and amended and restated the indentures governing the 8.0% and 7.50% Debentures on October 10, 2014. As of December 31, 2014, $250 million principal amount of the 8.00% Debentures and $250 million of the principal amount of the 7.50% Debentures remained outstanding.

On October 10, 2014, the Corporation completed its previously announced offering of $250 million principal amount of 7.875% Senior Unsecured Notes due October 11, 2022 (the “7.875% Debentures”, and together with the 8.00 Debentures and the 7.50% Debentures, the “Debentures”). The net proceeds of the offering, together with cash on hand, were used to redeem all of the $275 million outstanding principal amount of its 7.75% Senior Unsecured Debentures due October 15, 2015, including the applicable make-whole premiums on November 10, 2014.

Normal Course Issuer Bid

On October 29, 2014, the Corporation received TSX approval of its previously announced normal course issuer bid (“NCIB”) to purchase up to 14,875,944 Shares (representing 5% of its Shares as of October 28, 2014) for cancellation over a 12-month period.

As of December 31, 2014, the Corporation had purchased and canceled 3,960,300 million Shares under the NCIB at an average cost of $2.52 per Share for an aggregate cost of $10 million. The NCIB expired on November 2, 2015.

Financings

On November 30, 2014, the Corporation amended the terms of its $90 million Syndicated Facility to, among other things, extend the maturity date to November 30, 2015 and amend certain covenants.

On November 30, 2014, the Corporation extended the maturity date of its Line of Credit to November 30, 2015.

2015

Tax Rate Reductions in Cuba

During the first quarter of 2015, clarification was received from the Cuban government regarding the application of tax rate reductions in Cuba due to a new foreign investment law.

Operation	Prior Statutory Tax Rate	Revised Statutory Tax Rate
Oil and Gas	30%	22.5%
Power	30%	15%
Metals — Moa	45%	22.5%

As a result of these changes, for the twelve months ended December 31, 2015 the Corporation recognized a tax recovery of $40.7 million in Oil and Gas and $2.6 million in the Moa Joint Venture.

Dividend

On September 17, 2015, the Corporation announced that as part of a comprehensive initiative to cut operating costs and capital spending, the $0.01 per Share quarterly dividend was suspended, and has not been reinstated.

Ambatovy Financial Completion

Ambatovy financial completion was announced by press release on September 21, 2015. Ten certificates were filed to meet the financial completion criteria, covering a range of construction, operational, environmental, financial and legal obligations. With financial completion achieved, the Ambatovy Financing Agreements are now non-recourse to all of the Ambatovy Partners.

Financings

On September 28, 2015, the Corporation amended the terms of the Syndicated Facility to extend the maturity date to November 30, 2016 and increase the maximum credit available from $90 million to $115 million.

On September 28, 2015, the Corporation amended the terms of its Line of Credit to extend the maturity date to November 30, 2016 and increase the maximum credit available from $20 to $35 million. This facility was subject to the same financial covenants and borrowing rates as Syndicated Facility. The Line of Credit was repaid and terminated in February 2016.

LME Acceptance

On September 29, 2015, Sherritt received notice that the Ambatovy Joint Ventures’s finished nickel briquettes met the standards to qualify for delivery to London Metal Exchange (“LME”) warehouses. With the Ambatovy Joint Venture’s LME acceptance, nickel briquettes from all of Sherritt’s nickel operations are LME deliverable, allowing Sherritt or its customers the flexibility and commercial advantage of delivering nickel product to LME warehouses where logistics benefits exist or to mitigate short term variance in customer demand.

Sale of SNC-Lavalin 5% interest in Ambatovy Joint Venture

During the third quarter, SNC-Lavalin Inc. (“SNC”) exercised its put option to divest its 5% equity interest in the Ambatovy Joint Venture, selling its equity stake and share of the Partner Loans (defined below) to Sumitomo for approximately $600 million.

Impairments

In the third quarter of 2015, the Corporation recorded an impairment expense of $80.6 million on its oil assets in Cuba and Spain. This impairment is a result of lower oil price forecasts and poor drilling results from development wells at the Puerto Escondido/Yumuri extension.

In the fourth quarter of 2015, the Ambatovy Joint Venture recorded an impairment of US$2.4 billion (100% basis) due to lower forecast nickel prices. The impairment recorded at the Sherritt level is $1.6 billion after tax, consisting of $1.3 billion representing Sherritt’s 40% share of the Ambatovy Joint Venture’s impairment and $0.3 billion from the incremental carrying value of Sherritt’s Ambatovy Joint Venture assets, primarily related to mineral rights acquired from Dynatec Corporation (“Dynatec”) in 2007.

2016

Ambatovy Joint Venture Funding

Pursuant to cash calls due in January and March, 2016, an additional US$51.0 million was provided to the Ambatovy Joint Venture by Sumitomo and KORES. Total cash calls of US$85.0 million were made, with Sherritt not funding its 40% pro-rata share (US$34.0 million). By agreement amongst the Ambatovy Partners, Sherritt’s unfunded amounts remain payable to the Ambatovy Joint Venture, with accrued interest. These amounts will be subtracted from future Ambatovy Joint Venture distributions, or may be off set by the Ambatovy Joint Venture against certain other amounts owed to Sherritt. Sherritt also has the option to pay the amounts in cash at any time, at Sherritt’s election. Until the funding deficit is cured, and subject to continued discussions with the Ambatovy Partners, Sherritt will not be exercising its Ambatovy Joint Venture voting rights.

Sherritt determined not to fund further cash calls at this time to preserve liquidity and due to the current structure of the Partner Loans (defined below), which, at current nickel prices, effectively reduce Sherritt’s 40% interest in the Ambatovy Joint Venture to a 12% economic interest.1 At this time, Sherritt continues to serve as operator, and constructive discussions are ongoing between Partners and Ambatovy Senior Lenders regarding future funding of the Ambatovy Joint Venture and modifications to the existing senior principal amortization schedule.

1                                           70% of Sherritt’s distributable cash flow from the Ambatovy Joint Venture (after opex, capex and project debt service goes to Partner Loan repayment, leaving Sherritt with 30%; 30% of Sherritt’s 40% being 12%.)

2. Corporate Structure

2.1 Name and Incorporation

Sherritt International Corporation, formerly Sherritt International Corp., was incorporated on October 4, 1995 by articles of incorporation under the Business Corporations Act (New Brunswick). The articles of incorporation were amended in 1995 and in 2004 to provide for the Corporation’s current name and capital structure. The articles provide for an authorized capital consisting of an unlimited number of Shares.

On June 14, 2007, Sherritt and Dynatec were amalgamated under the Business Corporations Act (New Brunswick), with the amalgamated corporation named Sherritt International Corporation.

On August 1, 2007, Sherritt continued under the Business Corporations Act (Ontario) by filing articles of continuance.

On December 1, 2010, Sherritt amalgamated with two of its wholly-owned subsidiaries, with the amalgamated corporation named Sherritt International Corporation.

Sherritt International Corporation’s registered and head office is at 181 Bay St., 26th Floor, Toronto, ON M5J 2T3.

2.2 Intercorporate Relationships

Name	Jurisdiction	% of Voting Securities Held (directly or indirectly)
Ambatovy Minerals S.A.	Madagascar	40
Dynatec Madagascar S.A.	Madagascar	40
Energas S.A.	Cuba	33 1/3
International Cobalt Company Inc.	Bahamas	50
Moa Nickel S.A.	Cuba	50
Sherritt International Oil and Gas Limited	Alberta	100
Sherritt International (Cuba) Oil and Gas Limited	Barbados	100
The Cobalt Refinery Company Inc.	Alberta	50

3. Description of the Business

3.1 Metals

The Corporation’s Metals operations (“Metals”) consists of (i) a 50% interest in the Moa Joint Venture; (ii) a 40% interest in the Ambatovy Joint Venture; and (iii) Fertilizers.

Sherritt possesses unique capabilities in mining, processing and technical solutions, and provides metallurgical services to mining and refining operations worldwide (excluding the United States). The Corporation also owns certain fertilizer, sulphuric acid, utilities, storage and other assets located in Fort Saskatchewan, Alberta.

For the year ended December 31, 2015, Metals incurred a loss from operations, associate and joint venture of $1.9 billion (after an impairment of $1.6 billion) on revenue of $805.1 million compared to a loss from operations, associate and joint venture of $118.1 million on revenue of $813.8 million for the year ended December 31, 2014. The Ambatovy Joint Venture incurred a loss from operations, associate and joint venture of $1.9 billion on revenue of $332 million compared to a loss from operations, associate and joint venture of $158.4 million on revenue of $291.8 million for the year-ended December 31, 2014. The Moa Joint Venture and Fertilizers incurred a loss of $4.4 million from operations, associate and joint venture on revenue of $412.6 million compared to a gain of $39 million from operations, associate and joint venture on revenue of $457.4 million for the year ended December 31, 2014.

Capital expenditures at the Moa Joint Venture and Fertilizers of $64.1 million (50% basis) including expansion capital related to the construction of a third acid plant. Capital spending of $23.8 million (40% basis) at the Ambatovy Joint Venture was directed towards sustaining activities focused on the construction of Phase II of the Tailings Management Facility (“TMF”). During 2015, the Moa Joint Venture incurred exploration and development expenditures of US$363,552 (50% basis), compared to US$800,000 (50% basis) in 2014.

MARKET OVERVIEW

Nickel

In recent years, the worldwide nickel market price experienced a continued decline as global production has exceeded demand with significant growth in low grade ferronickel, more commonly referred to as nickel pig iron (“NPI”). Nickel prices on the London Metal Exchange (“LME”) were lower in 2015 than in 2014. The LME average cash settlement price for 2015 was US$5.37 per pound, a 30% decrease from the 2014 average of US$7.65 per pound. Nickel opened 2015 at US$6.75 per pound and closed the year at US$3.93 per pound, and traded in a range between US$3.70 and US$7.01 per pound.

Nickel is a heavy silver-coloured metal whose principal economic value lies in its resistance to corrosion and oxidation and excellent strength and toughness at high temperatures.

Nickel is used in the production of stainless steel, which accounts for approximately two-thirds of worldwide nickel consumption. Nickel is also used in the production of industrial materials, including non-ferrous steels, alloy steels, plated goods, rechargeable batteries, catalysts and chemicals. In 2015, approximately 86% of world primary nickel production was consumed in North America, Europe, Japan and China. Nickel demand is strongly influenced by world macro-economic conditions, which in turn influence the state of the world stainless steel industry, the single largest consumer of nickel.

According to CRU International Limited, a leading provider of market analysis in the mining and metals industry, in 2015, MMC Norilsk Nickel, a Russian company, was the world’s largest producer of refined nickel. Vale S.A., a Brazilian company and Jinchuan Non-Ferrous Metals Co. Ltd., a Chinese company, were the second and third largest producers, respectively. Combined production from the Moa Joint Venture and the Ambatovy Joint Venture was 80,977 tonnes (100% basis) or approximately 3.92% of annual world refined nickel production, making Sherritt one of the world’s top 10 largest nickel producers. The Moa Joint Venture’s 2015 production totaled 33,706 tonnes or approximately 1.74% of 2015 annual world refined nickel production. The Ambatovy Joint Venture produced 47,271 tonnes of nickel in 2015 or approximately 2.4% of 2015 annual world refined nickel production. Current world supply of refined nickel is estimated to be approximately 1,937 million tonnes per annum. World nickel supply is broadly classified into primary and secondary nickel. Primary nickel is further subdivided into refined nickel (Class I) having a minimum nickel content of 99%, and charge nickel (Class II) having a nickel content of less than 99%. The main physical forms of Class I nickel are electrolytic nickel (cathode and rondelles), pellets, briquettes, granules and powder. Class II nickel includes ferronickel, nickel oxide sinter and utility nickel. Secondary nickel is the nickel contained in scrap metal, principally stainless steel scrap. World nickel supply has also been impacted by the growth of NPI in China. NPI is the lowest purity of what is considered refined nickel (as low as 2% nickel content) and is primarily used in China to make stainless steel. CRU, estimates that NPI production in China was approximately 310,000 tonnes of nickel equivalent in 2015, a decline of 35% from 2014.

Most major refined nickel producers supply nickel at grades ranging from 98.4% to 99.9% in purity. The Moa Joint Venture’s and the Ambatovy Joint Venture’s sintered nickel briquettes, produced at a minimum of 99.8% purity, are well suited for stainless steel and alloy steel production and certain chemical applications, and are expected to continue to be sold to such industries. The Moa Joint Venture’s “steel grade” (unsintered) nickel briquettes having a typical purity of 99.4% nickel are well suited for stainless steel production and foundry use.

Cobalt

Cobalt is a hard, lustrous, grey metal that is used in the production of high temperature, wear-resistant super alloys, catalysts, paint dryers, cemented carbides, magnetic alloys, pigments, rechargeable batteries and chemicals. The cobalt market is much smaller and more specialized than the nickel market.

The cobalt market has been subject to significant price volatility due to the lack of a liquid terminal market. The LME introduced a 99.3% cobalt contract in February 2010. The LME reported that 8,688 tonnes of cobalt traded on the LME in 2015, representing approximately 20% of global refined metal production or 9.5% of total refined metal and chemical production. Other base metal contracts on the LME experience trading volumes of 50 or more times total production indicating that the LME cobalt contract is still in its infancy and remains a secondary pricing mechanism to the more widely accepted Metal Bulletin as discussed below. At least two producers, representing about 12% of global primary cobalt production have reportedly adopted the LME price as their benchmark sales contract price. Some cobalt producers have adopted the LME cobalt price as a basis for long term and spot sales, however, the transition to LME pricing has been slower than expected.

Cobalt supply has evolved over the years from a reliance on unstable output associated with copper production in central Africa, to more diverse supply sources with material coming from a wider geographic area. Refined mainly as a by-product of nickel and copper mining, approximately 66% of cobalt global production is processed through copper refining, 31% through nickel refining and 3% by primary cobalt operations. The “copper belt” located in the Democratic Republic of the Congo (DRC) contains close to half of the world’s cobalt reserves. Australia, Cuba, Zambia, New Caledonia, Canada, Russia and Brazil hold most of the remainder. Cobalt production does not respond to cobalt demand. In the longer term, significant increases in supply are planned to be brought on-stream from new large-scale international projects targeting copper production.

The Moa Joint Venture and the Ambatovy Joint Venture are producing finished cobalt (briquettes and powder) at 99.9% purity, which exceeds the current LME specification. Based on data from CRU International Limited, worldwide supply of primary cobalt for 2016 is estimated to be approximately 92,015 tonnes, an increase of approximately 1.6% from 2015. Sherritt is among the leading suppliers of metallic cobalt to world markets. In 2015, cobalt was produced by ten Cobalt Development Institute (“CDI”) member companies, with additional supplies coming from a variety of other companies. The non-CDI sources included individual companies such as Norilsk in Russia, Votorantim in Brazil and QNI in Australia, as well as production from multiple refiners in China. Sherritt’s operations supplied 7,198 tonnes (100% basis) (3,734 tonnes (100% basis) supplied by the Moa Joint Venture and 3,464 tonnes (100% basis) by the Ambatovy Joint Venture) or approximately 7.8% (4.0% and 3.8% attributable to the Moa Joint Venture and the Ambatovy Joint Venture respectively) of world primary cobalt in 2015. The Corporation is the world’s 2nd largest producer of refined cobalt metal and metal powder (100% basis). The relative importance of the different uses of cobalt has changed over the years, with demand for older, more established uses, such as pigment, magnets and carbides showing only modest, if any, growth over the period. Many of these traditional uses are strongly reliant on industrial growth for demand increases, so demand for these uses tends to rise and fall with global economic performance. Over the last decade growth in the chemical sector, primarily in battery chemicals, has increased the demand for cobalt. The world’s reliance on global communications in the form of mobile phones and tablet technology has been a driving force for increased cobalt consumption.

Strong recovery from the superalloy sector has also helped the market remain in relative balance. Over the long term, positive growth is expected in the rechargeable battery sector (hybrid vehicle applications) and coal-to-liquid and gas-to-liquid catalyst sectors.

The Metal Bulletin Low Grade average cobalt price weakened during the year starting at US$14.20 per pound and closing the year at US$10.30 per pound. In 2015, Low Grade average cobalt was quoted by the Metal Bulletin in a range between US$9.90 per pound and US$14.38 per pound, averaging US$12.99 (Low Grade high/low year average) per pound, 9% lower than the average price for 2014 of US$14.16 per pound. In 2015, the LME daily cash settlement price averaged US$12.98 per pound with a low of US$10.43 per pound and a high of US$15.17 per pound. The LME price is considered the lowest openly traded market price for metallic cobalt meeting a minimum purity level of 99.3% with limited specifications for impurities.

MOA JOINT VENTURE

The Moa Joint Venture is a vertically-integrated nickel and cobalt mining, processing, refining and marketing joint venture between subsidiaries of Sherritt and GNC, a Cuban company. The operations of the Moa Joint Venture are carried on through three companies:

•             Moa Nickel S.A. (“Moa Nickel”) — owns and operates the Moa, Cuba mining and processing facility

•             The Cobalt Refinery Company Inc. (“CRC”) — owns and operates the Fort Saskatchewan, Alberta metals refinery

•             International Cobalt Company Inc. (“ICCI”) — located in Nassau, Bahamas, acquires mixed sulphides from Moa Nickel and third parties, contracts with CRC for the refining of such purchased materials and then markets finished nickel and cobalt.

Sherritt and GNC each holds 50% of the issued and outstanding shares of each of these companies, the financial results of which are equity accounted into Sherritt’s consolidated financial statements.

Moa Nickel mines lateritic ore by open pit methods and processes it at its facilities at Moa into mixed sulphides containing nickel and cobalt. The mixed sulphides are purchased, free on board, from Moa Nickel by ICCI pursuant to the terms and conditions of an agreement (the “Mixed Sulphides Supply Agreement”), which expires June 30, 2017, between Moa Nickel and ICCI.

The mixed sulphides from Moa Nickel are transported by ocean freight to Canada and then by rail to Fort Saskatchewan. CRC refines this material together with other nickel and cobalt feed materials purchased by ICCI pursuant to the terms and conditions of a tolling agreement between ICCI and CRC, which expires June 30, 2017, with ICCI retaining ownership of the product throughout the refining process.

Once the mixed sulphides and other feed materials are refined by CRC, the resulting nickel and cobalt products are sold by ICCI to various markets, primarily in Europe, Japan and China. ICCI does not sell nickel and cobalt into the United States due to an embargo. For further information, please see 3.7 “Risk Factors — Risks related to Sherritt’s Operations in Cuba”.

In 2015, approximately 97% of the nickel input and 88% of the cobalt input for CRC’s refinery was derived from mixed sulphides from Moa Nickel. Under the terms of the Mixed Sulphides Supply Agreement, the price paid by ICCI to Moa Nickel is discounted from, in the case of nickel, the official LME cash price and, in the case of cobalt, the price received from ICCI customers. ICCI also purchases other nickel and cobalt feed materials from third parties for refining at CRC’s refinery and subsequently sells the finished products in international markets.

Status under Cuban Law

Under the terms of its constitution, the Cuban state is the unconditional owner of all land and natural resources lying within Cuban territory, and in accordance with section 15 thereof, it is authorized to sell land in Cuba when it is in the interest of the development of the country. The property and assets of the Moa Joint Venture were conveyed through a deed of sale, which was approved by the Executive Committee of the Council of Ministers. The Moa Joint Venture also received a mining concession by means of a decree or resolution granting exploration and mining rights. The deed of sale was later registered in the registry of property of Cuba, and Moa Nickel was registered in the commercial registry and the registry of the Chamber of Commerce of the Republic of Cuba.

The resolution of the Executive Committee of the Council of Ministers forming the Moa Joint Venture provides specific protection and guarantees over and above any future laws that the Government of Cuba may introduce, such as the current Foreign Investment Law of Cuba (“Law 118”). Law 118 authorizes the government of Cuba to enter into economic associations with foreign investors for the exploitation of natural resources and the development of industrial projects in Cuba. Law 118 provides a variety of guarantees for foreign investors including: (1) a guarantee that their assets cannot be expropriated and if such is required in the public interest, indemnification is made in freely convertible currency equal to the commercial value of the property taken, (2) the right to have such “commercial value” determined by an expert if the parties to the economic association cannot agree on such a price, and (3) a guarantee of the free transference abroad in freely convertible currency of net profits or dividends received from the investment as well as funds received by way of indemnification from the Cuban State.

The Cuban government also required the Moa Joint Venture to obtain an environmental permit in connection with its water and air discharges and a permit to operate bank accounts for each currency in which the joint venture does business in Cuba.

Marketing and Sales

ICCI owns and sells the nickel and cobalt toll refined by CRC. ICCI expects to use both the LME and Metal Bulletin cobalt prices as reference prices for sales contracts in 2016, as the transition to the LME cobalt prices has not been fully adopted. For further information on LME and Metal Bulletin pricing, please refer to “Description of the Business — Metals — Market Overview — Cobalt”. Sherritt may act, from time to time, as agent for ICCI.

ICCI’s primary markets for nickel and cobalt products are Europe, Japan and China. Products are transported by truck, rail and ship.

The following table sets out the Corporation’s 50% share of sales volumes from the Moa Joint Venture, as well as its average-realized prices for the periods indicated:

Sales Volumes (50% Basis) and Average-realized Prices

	Year Ended December 31, 2015	Year Ended December 31, 2014
Sales (tonnes)
Nickel	16,980	16,604
Cobalt	1,885	1,623

Average-realized Prices (dollars per pound)
Nickel	$6.72	$8.23
Cobalt	$15.69	$15.20

Properties

Information with respect to the Mineral Resources comprising the Moa Joint Venture, being the Central Moa nickel laterite operations and the La Delta and Cantarrana nickel laterite properties (collectively referred to is as the “Eastern Satellites”), is contained in Schedule ‘B’ — Technical Information attached hereto.

AMBATOVY JOINT VENTURE

The Ambatovy Joint Venture is a vertically-integrated nickel and cobalt mining, processing, refining and marketing joint venture between subsidiaries of Sherritt (40%) and Sumitomo (32.5%) and KORES (27.5% ownership). Sherritt is the operator of the facilities. Located in Madagascar, the Ambatovy Joint Venture is the largest finished nickel and finished cobalt operation from lateritic ore in the world.

The Ambatovy Joint Venture has an annual design capacity of 60,000 tonnes of nickel and 5,600 tonnes of cobalt. The mine is planned to be mined over 19 years, with an additional nine-years of reclamation of low-grade ore stockpiles. Commissioning and start-up of the plant facilities were completed in 2012. In February 2014, the Ambatovy Joint Venture reached commercial production. For the full year of 2014, the Ambatovy Joint Venture produced 37,053 tonnes (100% basis) of finished nickel. Full year production in 2015 (100% basis) was 47,271 tonnes of finished nickel. Annual production rates are projected to vary throughout the life of the mine, largely dependent on ore grades.

The Ambatovy Joint Venture comprises (i) a mine and an ore preparation plant located in the immediate vicinity of the ore bodies near Moramanga in eastern central Madagascar, (ii) a pipeline, approximately 220 kilometres long, to transport the mined laterite ore in the form of prepared slurry from the ore preparation plant at the mine to the processing plant which is located just south of the port city of Toamasina, and (iii) a processing plant, including a refinery, that produces LME-grade finished nickel, as well as cobalt metal.

Joint Venture Costs

Capital spending for the Ambatovy Joint Venture in 2015 was $59.5 million (100% basis). In 2015, Sherritt provided funding to Ambatovy of US$105.6 million.

Pursuant to cash calls due in January and March 2016, an additional US$51 million was provided to the Ambatovy Joint Venture by Sumitomo and KORES. Total cash calls of US$85 million were made, with Sherritt not funding its 40% pro-rata share (US$34 million). By agreement amongst the Ambatovy Partners, Sherritt’s unfunded amounts accrue interest at LIBOR plus 3.0%. These amounts will be subtracted from future Ambatovy Joint Venture distributions, or may be off set by the Ambatovy Joint Venture against other amounts owed to Sherritt. Sherritt also has the option to pay the amounts in cash at any time, at Sherritt’s election. Until the funding deficit is cured, and subject to continued discussions amongst the Ambatovy Partners, Sherritt will not be exercising its Ambatovy Joint Venture voting rights.

For additional information please see section 3.7 “Risk Factors — Ambatovy Liquidity and Funding Risks”.

Ownership and Financing

The Corporation acquired its 40% interest in the Ambatovy Joint Venture through its acquisition of Dynatec in 2007. As at December 31, 2015, the Ambatovy Joint Venture was considered to be an associate of the Corporation. As such, the Corporation’s 2015 audited consolidated financial statements, including comparative figures, include the Corporation’s equity interest in the Ambatovy Joint Venture’s assets and earnings (loss) as a single line item on the statement of financial position and statement of comprehensive income, respectively.

The Ambatovy Joint Venture borrowed US$2.1 billion (US$1.6 billion as at December 31, 2015) to finance construction under the Ambatovy Financing Agreements. All of the Ambatovy Joint Venture’s assets and the interests of its shareholders in the Ambatovy Joint Venture have been pledged as security for this financing. In connection with this financing, the Corporation also provided a US$840 million guarantee to the Ambatovy Senior Lenders for its 40% pro rata portion of the loan. Ambatovy financial completion was announced by press release on September 21, 2015. Ten certificates were filed to satisfy the financial completion criteria, covering a range of construction, operational, environmental, financial and legal obligations. With financial completion achieved, the completion guarantee agreement was terminated and the outstanding project financing debt became non-recourse to the Corporation and the Ambatovy Partners, subject to the Ambatovy Senior Lenders continuing security interest in the Ambatovy Joint Venture’s assets and the interests of its shareholders therein.

A portion of the Corporation’s pro rata shareholder funding for the Ambatovy Joint Venture construction was initially provided by the other Ambatovy Partners through subordinated partner loans with a 15-year term at an interest rate of LIBOR plus 1.125% (the “Initial Partner Loans”). The Initial Partner Loans ($134.6 million as at December 31, 2015) were made directly to the Corporation and are generally repayable by Sherritt or a wholly-owned subsidiary of Sherritt solely from the proceeds of distributions from the Ambatovy Joint Venture. If the Initial Partner Loans have not been repaid in full by August 2023 or the Ambatovy Senior Lenders exercise remedies as a result of a default by the Ambatovy Joint Venture under the Ambatovy Financing Agreements, Sherritt is required to repay any outstanding amount of the Initial Partner Loans in cash or Shares.

On June 24, 2009 the Corporation finalized arrangements with the other Ambatovy Partners to fund a further portion of the Corporation’s pro rata share of shareholder funding for the Ambatovy Joint Venture. The arrangements created a mechanism by which the other Ambatovy Partners provided new loans to a wholly-owned subsidiary of Sherritt to fund a portion of the Corporation’s pro rata shareholder funding obligations (the “Additional Partner Loans”, together with the Initial Partner Loans, the “Partner Loans”). From and after June 24, 2009 no further drawdowns were made under the Initial Partner Loans. The Additional Partner Loans ($1,303.2 million as at December 31, 2015) carry interest at a rate of LIBOR plus 7% per annum.

Each lender individually has the right to exchange some or all of its Additional Partner Loans for up to a maximum 15% equity interest, in aggregate for all lenders, in the Ambatovy Joint Venture at any time. Exercise of these rights in full would reduce Sherritt’s interest in the Ambatovy Joint Venture to 25%. This right is subject to Ambatovy Senior Lender consent, if required, and Sherritt’s right to repay all three such loans on a pro rata basis to avoid the reduction in its equity interest. As the capital costs of the Ambatovy Joint Venture have exceeded US$4.52 billion, the other Ambatovy Partners may exchange the Additional Partner Loans without being subject to the 15% cap. However, based on the total shareholder funding and the aggregate outstanding amount of Additional Partner Loans as at December 31, 2015, an exchange of the total outstanding Additional Partner Loans by all lenders would not have exceeded a15% interest on that date.

For so long as Sherritt is not in default under the Additional Partner Loans, 45% of the Corporation’s share of distributions will be applied to repay the Additional Partner Loans, 25% will be applied to repay the Initial Partner Loans and the remaining 30% will be payable to the Corporation. When one loan has been repaid in full, 70% of such distributions will be applied to repay the loan that remains outstanding and the Corporation will receive the balance of the distributions until such time as both loans have been repaid in full and the Corporation is entitled to receive all of its distributions.

For additional information please see section 3.7 “Risk Factors — Restrictions in Debt Instruments, Debt Covenants and Mandatory Repayments”.

Madagascar

The Ambatovy Joint Venture is located on the island nation of Madagascar. Madagascar is the world’s fourth largest island, covering approximately 587,000 square kilometres. It is located approximately 500 kilometres east of the African continent with a population of approximately 24 million. The official languages are Malagasy and French. The legal system is based on French civil law. The mine site is inland from the east coast, and just north of the main road that runs between Madagascar’s capital city of Antananarivo and the country’s principal port of Toamasina.

Mining investment in Madagascar is regulated by the Code Minier (the “Mining Code”) and the Loi sur les Grands Investissements Miniers (Large Mining Investment Act or “LGIM”). The Mining Code, which was amended in 2005, covers all aspects of mining, except in the case of LGIM eligible projects, where certain aspects are specifically modified by the LGIM. The Mining Code sets out the conditions for both exploration and exploitation permits which must be applied for sequentially. The exploitation permit required that an environmental impact assessment be approved by the Office National pour l’Environnement (the “O.N.E.”). The Corporation is in possession of all exploration and mining exploitation permits required for the Ambatovy Joint Venture.

The LGIM, which was enacted in 2002 (and amended in 2005) and developed with the support and assistance of the World Bank, establishes the legal framework for developing and operating large-scale-resource projects in the country and provides the equivalent of a stability agreement for at least 25 years. The LGIM guarantees that the terms of a mining permit will not be changed after it has been granted, except with the project’s express consent, or in the case where it would be necessary to protect the health, safety and welfare of the public. Additionally, the LGIM provides for legal stability, and provides investment incentives for qualifying projects. The LGIM also contains a guarantee that goods, rights, titles and interests of an eligible project cannot be nationalized or expropriated, except in a very limited number of circumstances, all of which provide for indemnification payments to the project. In 2007, the Ambatovy Joint Venture received notification from the Malagasy government of the Ambatovy Joint Venture’s eligibility certification under the LGIM. Following his accession to power as a result of political unrest in the first quarter of 2009, Andry Rajoelina, the President of the Malagasy Transitional Authority which came to power in March 2009, spoke publicly of reviewing the country’s agreements with foreign resource companies to ensure the country is receiving its “fair share” of royalties from the exploitation of Malagasy resources. At that time, representatives of the President advanced arguments that the Ambatovy Joint Venture’s LGIM eligibility certification may have been invalid. The Ambatovy Joint Venture and its legal advisors categorically rejected, and continued to reject, this position and vigorously defended the legality of the LGIM certification and engaged in a substantial program of public information to explain the economics of the Ambatovy Joint Venture and the benefits it brings to Madagascar. On July 7, 2014, the Ambatovy Joint Venture received a letter from the Commission sur les Grands Investissements Miniers (“CGIM”), the government agency responsible for the administration of the LGIM, confirming that there was no need to re-certify the Ambatovy Joint Venture under the LGIM. After five years of political crisis during which the Malagasy Transitional Authority remained in power, Presidential elections were held on October 25, 2013 (first round) and December 20, 2013 (second round). Hery Rajaonarimampianina (the former Minister of Finance) was declared the winner with 54% of the votes and the electoral process was met with general approval from the international community, including the Southern African Development Community, European Union and African Union. Mr. Roger Kolo was appointed as Prime Minister and appointed ministers for his new government in spring 2014. In early 2015, Mr. Kolo resigned and Mr. Jean Ravelonarivo was named as Prime Minister by President Rajaonarimampianina. Mr. Ravelonarivo’s announced the appointment of his government on January 25, 2015.

Since his election in late 2013, President Rajaonarimampianina has been active in reinstating normal working relationships with the international community and especially with the international financing institutions. As a result, foreign help started to flow again to Madagascar’s treasury at the end of 2014, and this has helped the country to meet certain of its commitments, including certain of its commitments to the Ambatovy Joint Venture.

The government of Madagascar has publicly expressed an interest in updating the legislation governing the mining sector, but has also stated that new legislation would not affect existing projects.

The government presented successive drafts for an amended Mining Code during the year 2015, and engaged in comprehensive consultations with the mining sector as well as with civil society, with the objective of reaching a common agreement on the terms of the future Mining Code. Ambatovy Joint Venture has been very active on this matter, through the Chamber of Mines of Madagascar. However, in early December 2015, the government put an end to the consultations and prepared to present its latest draft to parliament in early 2016. The latest draft includes provisions that the Corporation feels will be detrimental to the country’s attractiveness for future mining investment, but it recognizes the Ambatovy Joint Venture is guaranteed fiscal and legal stability under the LGIM. It is expected that a new Mining Code will be adopted in the course of 2016 and that the Ambatovy Joint Venture will continue to advocate amendments to the proposed text that would enhance the business climate.

The Ambatovy Joint Venture continues to monitor the political climate in Madagascar and to engage in ongoing communication with representatives of the national, regional and local governments as well as multilateral institutions and key embassies. The Corporation has active communication with relevant Ministers and officials of the Malagasy government and continues its engagement with multilateral institutions and key embassies.

Marketing and Sales

In 2012, the Corporation established a subsidiary (the “Metals Marketing Company”) to buy, market and sell certain Ambatovy Joint Venture nickel production. The Metals Marketing Company transports nickel to customers by ship, truck and rail.

The Ambatovy Joint Venture expects to use both the LME and Metal Bulletin cobalt prices as reference prices for sale contracts in 2016, as the transition to LME cobalt prices has not been fully adopted. For further information on LME and Metal Bulletin pricing, please refer to “Description of the Business — Metals — Market Overview — Cobalt.”

The following table sets out the Corporation’s 40% share of sales volumes from the Ambatovy Joint Venture, as well as its average-realized prices for the periods indicated:

Sales Volumes (40% Basis) and Average-realized Prices

	Year Ended December 31, 2015	Year Ended December 31, 2014
Sales (tonnes)
Nickel	18,857	13,559
Cobalt	1,362	1,071
Average-realized Prices (dollars per pound)
Nickel	$6.64	$8.37
Cobalt	$14.50	$14.93

Property

Certain information with respect to the Mineral Resources comprising the Ambatovy Joint Venture, being the Ambatovy and Analamy deposits, is contained in Schedule ‘B’ — Technical Information attached hereto.

FERTILIZERS

The Corporation’s Metals business also includes Sherritt’s 100%-owned fertilizer and utilities operation located in Fort Saskatchewan which provides inputs for the metals refinery and produces agricultural fertilizer for sale in western Canada. The Ambatovy Joint Venture produces ammonium sulphate agricultural fertilizer, which is an inorganic water-soluble salt, as a by-product of the hydrometallurgical nickel and cobalt refining process. The Ambatovy Joint Venture’s ammonium sulphate is sold to international export markets and to the domestic market in Madagascar.

Canada

The Corporation owns certain fertilizer, utilities, storage and other assets located in Fort Saskatchewan. These assets produce ammonia, sulphuric acid and utilities for use in the refinery’s hydrometallurgical process and for sale to third parties. The refinery, in turn, produces crystalline ammonium sulphate, a fertilizer, as a by-product. Additionally, Sherritt produces a premium grade, granular ammonium sulphate fertilizer for the agricultural market. These assets also serve as a back-up hydrogen supply for CRC’s refinery. Results for these operations are included in the Metals results.

Revenue from the fertilizer business is derived from the sale of ammonia and fertilizers principally into the Western Canadian market. Fertilizer revenue also includes third-party sulphuric acid sales and the sale of CO2, a by-product of ammonia production. Demand for fertilizer products is seasonal, consisting of a spring season and a fall season. Sales volumes are usually higher during the spring application season.

The posted reference price for Sherritt ammonia averaged $813 per tonne during 2015, 9% lower than the price for 2014. The average Western Canadian price for Sherritt’s premium ammonium sulphate fertilizer product (ammonium super sulfate) was $425 per tonne during 2015, 3% lower than the 2014 price of $392 per tonne.

Including ammonia, granular ammonium sulphate and 50% of the ammonium sulphate from CRC’s refinery, Sherritt, excluding sales from the Ambatovy Joint Venture, sold 182,065 tonnes of fertilizer products in 2015. Nitrogen fertilizer prices in Western Canada are strongly influenced by world prices. Ammonia and ammonium sulphate prices in Western Canada are driven by market conditions in Western Canada and the U.S. Pacific Northwest. These products are transported in bulk by surface means.

Madagascar

The Ambatovy Joint Venture produces crystalline ammonium sulphate as a by-product of nickel and cobalt refining at the refinery in Madagascar, which is then sold primarily into agricultural markets in western Africa and south-east Asia. Timing of fertilizer applications in these and other markets ensures regular shipments throughout the calendar year. The Ambatovy Joint Venture uses a third party marketing and logistics company to sell 100% of its ammonium sulphate production. In 2015, the Ambatovy Joint Venture sold 139,433 tonnes (100% basis) of ammonium sulphate at an average selling price of US$153.30 per tonne.

MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Moa Joint Venture

Mining Concessions

Moa Nickel received its original mining concessions in the province of Holguin near the town of Moa pursuant to a decree of the Executive Committee of the Council of Ministers of the Republic of Cuba dated November 30, 1994 (the “1994 Decree”). The mining concessions initially included a land area of 4,964 ha. Further concessions of 14,548 ha were granted through 2006 and further concessions of 1,323 ha were granted in 2013.

As a result of the original concessions, as well as concessions granted subsequent to the 1994 Decree, the current area of the resource concessions at Moa as at December 31, 2015 are as follows:

Central Moa Project	Hectares
Moa Occidental(1)	962
Moa Oriental(1)	1,539
Yagrumaje Oeste(1)	569
Playa la Vaca-Zona Septentrional II	754
Limestone Mud(1)	805
Camarioca Norte(1)	2,007
Camarioca Sur(1)	2,367
Eastern Satellites Project
La Delta(2)	1,482
Cantarrana	871
Santa Teresita	925
Total	12,282

Notes:

(1)           Exploitation concession.

(2)           Area of mineralization outside Humboldt Park. Approximately 20 additional ha is located inside the park but contains no mineralization and is not intended for exploration.

The expansion of both the Moa and Fort Saskatchewan facilities, pursuant to the terms and conditions of a expansion agreement dated March 3, 2005 between GNC and the Corporation (the “Expansion Agreement”), is based upon the commitment by GNC to ensure that a competent Cuban governmental authority grants mineral concessions of economic limonite reserves in the Moa area sufficient to permit Moa Nickel to operate at the expanded capacity for a period of no less than 25 years. In 2013, additional concessions in the Central Moa area (Yagrumaje Oeste and Playa la Vaca-Zona Septentrional II) were granted to Moa Nickel.

Moa Nickel pays the Cuban state a royalty calculated on the basis of 5% of the net sales value (free on board Moa port, Cuba) of its production of nickel and cobalt contained in mixed sulphides, and an annual canon of US$2.00, US$5.00 or US$10.00 for each ha of each concession depending on whether the area is a prospecting, exploration or exploitation area.

Mineral Reserves and Mineral Resources

The Mineral Resources and Reserves data below are derived from: (a) the Central Moa Technical Report (defined below); (b) the Eastern Satellites Technical Report (defined below); and (c) updated exploration drill results. Resource models have been reviewed by R. Mohan Srivastava, B.Sc., M.Sc., P.Geo, a “qualified person” (as such term is defined in NI 43-101) retained by the Corporation.

The following table provides a summary of the Proven and Probable Reserves for the consolidated Moa Joint Venture (100% basis), which includes the Central Moa Project and the Eastern Satellites Project, as of December 31, 2015.(1)

	Contained Metal
Reserve Classification(2)	Tonnage		Ni	Co	Fe	Ni	Co
	(millions of tonnes)		(%)	(%)	(%)	(000 t)	(000 t)
Proven
Central Moa Project	47.24		1.14	0.12	43.5
Eastern Satellites Project	11.03		1.18	0.14	45.5
Sub-total	58.27		1.15	0.12	43.9	670.0	71.0
Probable
Central Moa Project	2.22		1.13	0.11	42.3
Eastern Satellites Project	0		0	0	0
Sub-total	2.22		1.13	0.11	42.3	25.1	2.4
Total Proven and Probable Reserves	60.48	(3)	1.15	0.12	43.8	695.1	73.5

Notes:

(1)                                 Proven and Probable Reserve estimate, as at December 31, 2014, was 55.80 million tonnes.

(2)                                 Cut-off grades vary. All assumptions, parameters, and methods used to estimate the mineral resources and reserves are disclosed in the Central Moa Technical Report and the Eastern Satellites Technical Report.

(3)                                 Totals may not sum exactly due to each component number being rounded to its nearest decimal.

This year the estimate of Proven and Probable Reserves is 4.7 million tonnes higher than as at the end of the prior year, due to drilling andupdated model which resulted in an increase in Reserves and an upgrade of Probable to Proven Reserves.

Moa Nickel has rights to additional Mineral Resources that are exclusive to the Mineral Reserves reported or which have not been sufficiently drilled to allow for the detailed economic analysis required to qualify as Mineral Reserves. Measured and Indicated Resources exclusive of the Mineral Reserves also includes encumbrances, some of which may eventually be economically mineable and will be reviewed in the course of Moa Nickel’s five-year planning process.

Moa Nickel also recovers material deposited into reject ponds that is not included in the Mineral Reserve estimates as some of it was previously accounted for as depleted material in the Reserve base. In 2015, approximately 0.22 million tonnes were mined from the reject ponds, and when added to previously recovered material from the reject ponds there is an estimated 3.0 million tonnes of recoverable material remaining as at December 31, 2015.

The following table provides a summary of the Mineral Resources that are exclusive of Mineral Reserves for the consolidated Moa Joint Venture (100% basis), which includes the Central Moa Project and the Eastern Satellites Project, inclusive of the recently granted Yagrumaje Oeste and Playa la Vaca — Zona Septentrional II concessions, as of December 31, 2015.

Moa Joint Venture Mineral Resources not Included in Mineral Reserves

Project	Resources Classification(1)	Tonnage	Ni	Co	Fe
		(millions of tonnes)	(%)	(%)	(%)
Central Moa Project	Measured	10.92	1.16	0.14	44.1
Central Moa Project	Indicated	7.54	1.25	0.13	43.0
Central Moa Project	Inferred	5.60	1.46	0.10	47.4
Eastern Satellites Project	Measured	3.29	1.24	0.15	45.5
Eastern Satellites Project	Indicated	0	—	—	—
Eastern Satellites Project	Inferred	4.36	1.30	0.14	45.2

Note:

(1)                                 Cut-off grades vary. All assumptions, parameters, and methods used to estimate the mineral resources and reserves are disclosed in the Central Moa Technical Report and the Eastern Satellites Technical Report.

In 2013, Moa Nickel was granted the right to mine some of the saprolite underlying limonite in many of its deposits, for feed to the process plant. This recognizes current practices of intentional dilution at the bottom of the limonite ore zone to maximize ore recovery subject to the ability of the plant to process the material. The available quantity of saprolite is unknown, but exceeds that which can be economically processed with the limonite ore. The saprolite has not been quantified and included in the resources statements as the permit only allows it to be extracted in relation to processing capability. Moa Nickel believes that the capacity for including saprolite in the process will diminish, and therefore has not reported it as a Mineral Resource. Due to the uncertainty which may attach to Inferred Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability.

Historically, the Oficina Nacional de Recursos Minerales (“ONRM”) has defined the limonite zone as that layer of ore where nickel concentration exceeds 1% and iron concentration exceeds 35% of the total ore mined. Recognizing that the economic value of the ore comes from both nickel and cobalt, Moa Nickel defines the limonite zone in some deposits using a “nickel equivalent” grade which combines nickel and cobalt. With recoveries of nickel and cobalt being essentially the same at the Moa Nickel plant, a “nickel equivalent” grade cut-off that takes into account the relative long-term price expectations for the metals when a minimum nickel grade of 0.9% is used.

In Zona A and Moa Oriental nickel equivalent grades are being used to define the limonite zone. In each of these deposits, comparisons were made of the limonite zone defined using the historical definitions and using an approach that incorporates cobalt into the definition. The following were ultimately selected for reserve estimates: Zona A: %NiEq is greater than or equal to 1.35; %Ni is greater than or equal to 0.90; and %Fe is greater than or equal to 35 and Moa Oriental: %NiEq is greater than or equal to 1.25; %Ni is greater than or equal to 0.90; and %Fe is greater than or equal to 35.

Currently, in all other deposits, including Camarioca Norte and Sur, Yagrumaje Oeste, Playa la Vaca — Zona Septentrional II, La Delta, Cantarrana and Santa Teresita, the definition of the limonite zone follows the historical tradition, using a 1% Ni and 35% Fe cutoff.

Moa Nickel has been producing successfully from the Central Moa Concessions since 1994. At a similar annual production rate as in the recent past, Moa Nickel is continuing its mining operations onto contiguous concessions that contain geologically similar deposits.

The current Mineral Reserves provide very strong assurances of adequate plant feed for years to come. Cost control is well managed by virtue of Sherritt’s and GNC’s management of the Moa Joint Venture. At current world prices for nickel and cobalt, the nickel equivalent cutoff being used to define the limonite zone for mining purposes yields a head grade of nickel plus cobalt that is above the economic breakeven cutoff where revenue meets operating, processing and general and administrative costs.

The Mineral Reserve estimate also assumes that the exploration concessions currently held by Moa Nickel on the Eastern Satellites Project will be converted by the ONRM into exploitation concessions.

For further detail regarding the extent to which the estimates of Mineral Resources and Reserves may be materially affected by external factors, please refer to section 3.7 “Risk Factors — Uncertainy of Resources and Reserve Estimates”.

Ambatovy Joint Venture

Mining Concessions

The Ambatovy Joint Venture was granted a mining permit for the mine site on September 7, 2006. This permit is valid for 40 years. The permit allows for the extraction of nickel, cobalt, copper, platinum, zinc, and chrome. An annual permit fee of approximately US$36,320 (117,171,200 MGA) (plus VAT) was paid to the Malagasy Transitional Authority in 2015. For 2016, the permit fee will be approximately US$50,200 (159,413,920 MGA) (plus VAT).

Mineral Reserves and Mineral Resources

The Mineral Reserve and Resource data below is derived from the Ambatovy Technical Report and has been reviewed by R. Mohan Srivastava, B.Sc., M.Sc., P.Geo, a “qualified person(s)” (as such term is defined in NI 43-101). Changes to the Mineral Reserve and Resource estimates from those contained in the Ambatovy Technical Report reflect adjustments made for depletion and stockpile movements.

The following table provides a summary of the Proven and Probable Reserves for the Ambatovy Joint Venture (100% basis), as of December 31, 2015.

	Contained Metal
Reserve Classification(1)(2),(3)(4)(5)	Tonnage	Ni	Co	Ni	Co
	(millions of tonnes)	(%)	(%)	(000 t)	(000 t)
Proven	68.7	0.87	0.08	597.3	54.8
Probable	112.0	0.82	0.07	915.4	78.7
Total Proven and Probable Reserves	180.7	0.84	0.07	1,512.7	133.5

Notes:

(1)         Mineral Reserve estimates are based on a cut-off grade of 0.6% nickel. All assumptions, parameters and methods used to estimate the Mineral Reserves are disclosed in the Ambatovy Technical Report. Cobalt grade does not enter into the definition of reporting cut-off grade since the vast majority (over 80%) of the Ambatovy Joint Venture’s revenue comes from nickel.

(2)         Totals may not sum exactly due to each component number being rounded to its nearest decimal.

(3)         Mineral Reserves include materials that have been mined and stockpiled at the mine site, and that, as of December 31, 2015, had not yet been slurried and pumped down the pipeline to the processing plant at Toamasina.

(4)         Mineral Reserves are based upon an average mill processing rate of 6.5 Mt/y.

(5)         Mineral Reserves were calculated on a long-term nickel price of US$7.37/lb and a cobalt price of US$12.20/lb.

The Ambatovy Joint Venture also has rights to additional Mineral Resources that are exclusive to the Mineral Reserves reported or which have not been sufficiently drilled to allow for the detailed economic analysis required to qualify as Mineral Reserves. Measured and Indicated Resources exclusive of the Mineral Reserves also include encumbrances, some of which may eventually be economically mineable and will be reviewed in the course of the Ambatovy Joint Venture’s five-year planning process.

The following table provides a summary of the Mineral Resources that are exclusive of Mineral Reserves for the Ambatovy Joint Venture (100% basis) as of December 31, 2015.

Resource Classification (exclusive of the Mineral Reserves)	Tonnage	Ni	Co
	(millions of tonnes)	(%)	(%)
Measured	3.0	0.75	0.07
Indicated	27.8	0.75	0.08
Total Measured and Indicated Resources(1)	30.8	0.75	0.08
Inferred	62.9	0.76	0.07

Note:

(1)                                 Mineral Resource estimates are based on a cut-off grade of 0.6% nickel. Cobalt grade does not enter into the definition of reporting cut-off grade since the vast majority (over 80%) of the Ambatovy Joint Venture’s revenue comes from nickel. All assumptions, parameters and methods used to estimate the Mineral Reserves are disclosed in the Ambatovy Technical Report.

Due to the uncertainty which may attach to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Resource will be upgraded to an Indicated or Measured Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability.

The majority of the Inferred Resource at the Ambatovy Joint Venture is attributable to limonite material on the fringes of the ore body and saprolite material that is located at the base of the limonite material.

For details regarding the extent to which the estimates of mineral resources and reserves may be materially affected by external factors, please see section 3.7 “Risk Factors — Uncertainy of Resources and Reserve Estimates”.

3.2 Oil and Gas

The Corporation explores for, develops and produces oil and gas from fields in Cuba, Spain and Pakistan. In 2015, approximately 95% of the Corporation’s worldwide oil and gas production was produced in Cuba with the remainder produced from its interests in several oil fields off the coast of Spain and from a gas field in Pakistan.

In 2015, the Corporation’s Oil and Gas operations generated revenues of $162.6 million compared with $269.3 million during 2014, resulting in a loss from operations of $71.6 million during 2015 after an impairment expense of $80.6 million and compared to earnings from operations of $110.7 million during 2014. Exclusive of changes in working capital, the Corporation invested $54.5 million in Oil and Gas capital projects during 2015 and $65.4 million during 2014, all of which were funded by cash flows generated by the Corporation’s Oil and Gas operations.

The disclosure regarding the Corporation’s Oil and Gas activities in this Annual Information Form is required under NI 51-101, with an effective date of December 31, 2015 and a preparation date of January 22, 2016.

WORLDWIDE PRODUCTION

The following table sets out the average daily production volumes of crude oil and natural gas for the Corporation for the past three years.

Production Volumes (boepd)

	Year Ended December 31
	2015	2014	2013
Gross Working-Interest Production
Cuba	18,257	19,456	20,042
Other Countries	721	590	634
Total Gross Working-Interest Production	18,978	20,046	20,676
Net Working-Interest Production Cuba:
Cost recovery oil	4,059	3,395	3,043
Profit oil	6,378	6,975	7,654
Total Cuba	10,437	10,370	10,697
Other Countries	721	590	634
Total Net Working-Interest Production	11,158	10,960	11,331

OPERATIONS IN CUBA

Within Cuba, the Corporation holds and operates exploration and production rights under PSCs with CUPET, the Cuban state oil company. As operator under the terms of the PSCs, Sherritt International (Cuba) Oil and Gas Limited (“SICOG”) enters into long-term leasehold arrangements with the Cuban state for the use of all land required for petroleum operations for the duration of the term of the PSCs. The Corporation indirectly holds 100% working-interests in four PSCs in Cuba, as described in the following table, covering a total of approximately 129,963 net ha:

Block	Location	Current Status
Block II (Varadero West)	Fold and thrust region — north coast of Cuba	Exploitation phase — development of Varadero West oil field
Puerto Escondido/Yumuri	Fold and thrust region — north coast of Cuba	Exploitation phase — development of Puerto Escondido and Yumuri oil fields
Block 8A	Central Cuba	Exploration Phase
Block 10	Fold and thrust region — north coast of Cuba	Exploration Phase

The terms of the PSCs for Block II (Varadero West) and Puerto Escondido-Yumuri will expire on November 21, 2017 and March 20, 2018, respectively, and the Corporation will have no rights or obligations in respect of crude oil production from those properties following those dates. During 2014, however, an extension of the term of the Puerto Escondido/Yumuri PSC until March 20, 2028 was granted for new wells drilled in the development area. This contract will expire as of March 20, 2018 in respect of the existing wells. Under the terms of the extension, the Corporation has fulfilled its commitment to drill a minimum of seven new wells within a two year period. The program had poor results and no further wells are planned for the development area.

Since 1992, the Corporation’s Cuban Oil operations have produced over 210 million barrels of heavy oil on a gross working-interest basis. The Corporation has a strong track record in directional drilling in the fold and thrust belt located along the north coast of Cuba. All of the Corporation’s producing wells are directionally drilled from onshore locations along the north coast of Cuba between Havana and Cardenas. These directional wells target oil reservoirs situated offshore below the adjacent seabed. These oil bearing reservoirs typically produce at depths ranging from 1,200 metres to 2,000 metres below sea level. Using current equipment and technology, the Corporation has drilled directional wells up to 5,600 metres in length, extending laterally up to 4,700 metres from the surface location.

Principal Commercial Oil Fields

The following table summarizes key information regarding the Corporation’s principal commercial oil fields, all of which are located in Cuba:

	Puerto Escondido	Yumuri	Varadero West
Working-Interest	100%	100%	100%
Total Proved Reserves (MMbbl):(1)
Gross reserves	0.8	3.0	5.1
Net reserves	0.6	2.2	2.5
Average Daily Production (bopd):(1)
Gross Working-Interest Production	2,091	6,702	9,464
Net Working-Interest Production	1,487	4,538	4,411
Oil Quality (oAPI)	12	11.5	10
Number of Operated Wells	22	33	20

Note:

(1)                                 Production rates are daily averages for the year ended December 31, 2015 and reserves are as at December 31, 2015, per the McDaniel Report (see section 3.3 — “Oil and Gas — Oil and Gas Reserves”).

The following table summarizes the Corporation’s immediate and near-term development plans for its principal commercial oil fields:

Puerto Escondido	No new development wells are currently planned in 2016. Well workovers and remediation programs are currently being studied for existing wells in order to optimize field production.

Yumuri	No new development wells are currently planned for 2016. Workover operations are currently being studied for existing wells in order to optimize field production.

Block II (Varadero West)	The well optimization program is currently planned to continue in 2016.

Exploration Prospects

During 2014 the Corporation was awarded two new PSCs covering Blocks 8A and 10 in Cuba (see section 3.2 “Properties with no Attributed Reserves”). The Corporation is currently evaluating reprocessed seismic data in Block 10 and may elect during 2016 to proceed to drill up to two exploration wells. In addition, it is anticipated that the Corporation will conduct a seismic data acquisition program in Block 8A during 2016.

The Corporation also has applications pending for two additional PSCs relating to exploration prospects on the north coast of Cuba, west of Havana.

Production Sharing Contracts

Under the terms of its constitution, the Cuban state is the unconditional owner of all land and natural resources lying within Cuban territory. Pursuant to its foreign investment law, the government of Cuba is authorized to enter into economic associations with foreign investors for the exploitation of natural resources and the development of industrial projects in Cuba. Law 118 provides a variety of guarantees for foreign investors including: (1) a guarantee that their assets cannot be expropriated and if such is required in the public interest, indemnification is made in freely convertible currency equal to the commercial value of the property taken, (2) the right to have such “commercial value” determined by an expert if the parties to the international economic association cannot agree on such a price, and (3) a guarantee of the free transference abroad in freely convertible currency of net profits or dividends received from the investment as well as funds received by way of indemnification from the Cuban state.

Cuban oil and natural gas exploration and production are governed by various PSCs between CUPET and foreign investors or “contractors” such as the Corporation. Under the PSCs, the contractor has the right to produce crude oil from the contract area until the end of the term and any extensions thereto. Each of the PSCs has a defined term, ranging from 15 to 25 years, subject to earlier termination if a declaration of commerciality is not made or if the contractor does not fulfill its work commitments on a timely basis.

Under the terms of a PSC, the contractor is obliged to supply all capital, machinery, installations, equipment, technology and personnel necessary to carry out operations in accordance with the terms of the contract. During the exploration period, the contactor is obliged to carry out a specified minimum exploration program, which may be divided into two or more sub-periods. At the end of each sub-period, the contractor may elect to enter the next sub-period provided it has fulfilled the exploration work commitments for the current sub-period.

If the contractor discovers crude oil within the contract area during the exploration period, the contractor may conduct an appraisal program to determine whether the discovery can be economically exploited. Any crude oil production during the appraisal period must be delivered to CUPET and the contractor is only entitled to share in such production if a declaration of commerciality is approved by regulatory authorities following completion of the appraisal program. Upon such approval, the contractor is entitled to share retroactively in all cumulative production from the discovery and appraisal wells in the field, and to receive revenue from the sale of that production. Upon approval of a declaration of commerciality, the contractor is obliged to implement a development plan for the field in question.

Once a declaration of commerciality has been made, the contractor will be allocated cost recovery oil as reimbursement for approved capital and operating costs, including any costs accumulated in cost recovery pools since the inception of the contract. The volume of cost recovery oil for each PSC is determined by dividing the balance of approved capital and operating costs in the cost recovery pool by the average net selling price per barrel of oil produced during such quarter. Allocation of cost recovery oil may not exceed a specified percentage of total production for a fiscal quarter. However, any unrecovered cost recovery pool amounts are carried forward to future periods. The remaining profit oil is allocated between the parties in accordance with agreed percentages which may vary depending on oil quality and production rates. The volume of profit oil is calculated by subtracting the cost recovery oil from gross working-interest production.

Such PSCs are authorized as “international economic association contracts” pursuant to Law 118. Resolutions confirming the authorization and validity of each of these contracts were issued by the Executive Committee of the Council of Ministers. SICOG is registered with the Chamber of Commerce of Cuba and obtained a customs registration number that allows it to import supplies and materials to the country and export its production. SICOG is also registered with the Office of National Tax Administration. The Cuban government also requires SICOG to obtain environmental licenses and a permit to operate bank accounts for each currency in which SICOG does business in Cuba. As operator under the terms of the PSCs, SICOG enters into long-term lease arrangements with the Cuban state for surface land rights necessary for oil and gas production facilities and for the performance of petroleum operations.

Sales to Cuba

Historically, all profit oil and cost recovery oil allocated to SICOG under the PSCs have been sold to agencies of the government of Cuba at the first point of sale. In recent years, the selling prices for the Corporation’s share of production have been based on 71% to 75% of the GCFO6 reference price. The GCFO6 reference price reflects consumption and supply of heavier oil products (such as heating oil, fuel oil and transportation fuels) in the U.S. Gulf Coast region and global consumption and supply of crude oil. The selling contracts are typically made for one-year terms and are re-negotiated on an annual basis.

The following table sets out average historical oil prices for GCFO6, WTI and the realized price from sales by the Corporation to agencies of the government of Cuba since 2013.

	Year Ended December 31
	2015	2014	2013
Prices ($ per bbl):
WTI Benchmark (US$)	48.69	93.17	97.95
GCFO6 Benchmark (US$)	40.68	82.55	92.99
Realized price (US$)	30.23	60.14	67.59

Cuban Payment Arrangements

During 2015, payment of Oil and Gas receivables owing in Cuba was generally made to SICOG on a timely basis by the applicable Cuban government agency. However, as at December 31, 2015, the Corporation’s overdue Oil and Gas receivables in Cuba were US$49.6 million.

OTHER INTERNATIONAL OPERATIONS

Spain

The Corporation holds a 14.5% working-interest in the Casablanca oil field, a 15.6% working-interest in the Rodaballo oil field, a 29% working-interest in the Boquerón oil field, and an 18.4% working-interest in the Barracuda oil field, all located in the Gulf of Valencia, offshore Spain. There are minor amounts of gas produced in association with the light crude oil, which is either used as fuel for power generation or is flared.

During 2015, these fields produced a combined average of approximately 426 bopd of light crude oil, net to the Corporation, using the Casablanca production platform and pipeline infrastructure. Required repairs to subsea production equipment in the Rodoballo field were completed in early 2015 allowing for the resumption of production shortly thereafter.

The Corporation, in conjunction with its joint venture partners, intends to acquire three dimensional or 3D seismic data over the Casablanca oil field and adjacent lands in order to delineate additional development and exploration opportunities. The application for a permit to conduct the seismic data acquisition program was filed in 2014. The Spanish government authorities have not processed the application and it is uncertain when the program will be conducted. The Casablanca joint venture has applied to Spanish authorities for an exploration license covering such adjacent lands.

During 2015, the Corporation relinquished four exploration licenses in the Alboran Sea region in southern Spain as a result of the failure by Spanish government authorities to grant regulatory approval of the Corporation’s application for a seismic data acquisition program in the contract area. There were no penalties associated with such relinquishment and the Corporation will have no liability under the terms of the licenses for any unfulfilled work commitments. In addition, under applicable regulations and procedures, the Corporation has initiated a claim against the government of Spain for reimbursement of expenditures made by the Corporation in respect of the Alboran Sea licenses up to the time of relinquishment.

Pakistan

The Corporation holds a 15.79% working-interest in an exploitation concession covering the Badar gas field, located in the Indus Basin in central Pakistan.

During 2015, the Badar field produced approximately 1.8 MMcfpd of conventional natural gas, net to the Corporation.

During 2015, the Corporation entered into an agreement for the sale of its interest in the Badar gas field. It is anticipated that, subject to regulatory approval, the transaction will be completed during the first half of 2016.

United Kingdom

During 2015, the Corporation sold its entire interest in its three remaining licenses in the prospect area for cash consideration.

OIL AND GAS RESERVES

The following is a summary of the Corporation’s estimated oil and gas reserves and the estimated net present values of future net revenue from those reserves. For the purpose of stating the Corporation’s oil and gas reserves publicly, Sherritt retained the services of McDaniel & Associates Consultants Ltd. (“McDaniel & Associates”), who are independent qualified reserves evaluators appointed by the Corporation pursuant to NI 51 — 101, to conduct independent evaluations of all of the Corporation’s oil and gas properties. McDaniel & Associates has provided the Corporation with an evaluation (the “McDaniel Report”) prepared on January 22, 2016 in compliance with NI 51-101 in respect of the Corporation’s oil and gas reserves as at December 31, 2015.

The Corporation determines and reports reserves information in accordance with NI 51-101, using terminology, definitions and categories prescribed therein and in the COGE Handbook. Disclosure of reserves or of sales of oil, gas or associated by-products has been made only in respect of marketable quantities, reflecting the quantities and prices for the product in the condition (upgraded or not upgraded, processed or unprocessed) in which it is to be, or was, sold at the first point of sale.

The estimated future net revenue figures contained in the following tables do not necessarily represent the fair market value of the Corporation’s reserves. There is no assurance that the forecast price and cost assumptions contained in the McDaniel Report will be attained and variances could be material. Other assumptions relating to costs and other matters are included in the McDaniel Report. The recovery and reserves estimates attributed to the Corporation’s properties described herein are estimates only. The actual reserves attributed to the Corporation’s properties may be greater or less than those calculated.

The determination of oil and gas reserves involves the preparation of estimates that have an inherent degree of associated uncertainty. For further information see section 3.7 — “Risk Factors — Uncertainty of Resources and Reserve Estimates”. Categories of proved and probable reserves have been established to reflect the level of these uncertainties and to provide an indication of the probability of recovery. The estimation and classification of reserves requires the application of professional judgment combined with geological and engineering knowledge to assess whether or not specific reserves classification criteria have been satisfied. Knowledge of concepts including uncertainty and risk, probability and statistics, and deterministic and probabilistic estimation methods is required to properly use and apply reserves definitions. These concepts are presented and discussed in greater detail within the guidelines in Section 5.5 of the COGE Handbook.

Sale of Pakistan Interest

During 2015, the Corporation entered into an agreement for the purchase and sale of its interest in the Badar gas field in Pakistan. Although the Corporation expects that the closing of the transaction will occur in the first half of 2016, there is no guarantee that the transaction will be completed. Accordingly, the reserves pertaining to the Corporation’s interests in the Badar gas field have been included in the McDaniel Report as at December 31, 2015.

Rounding

Please note that columns in certain of the following tables may not add up due to rounding.

Reserves

The following definitions apply to both estimates of individual reserve entities and the aggregate of reserves for multiple entities:

“Reserves”, as referred to in section 3.2 of this document, are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on:

•      analysis of drilling, geological, geophysical and engineering data;

•      the use of established technology; and

•      specified economic conditions, which are generally accepted as being reasonable, and which are disclosed.

Reserves are classified according to the degree of certainty associated with the estimates:

•      “Proved reserves” are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

•      “Probable reserves”, as referred to in section 3.2 of this document, are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Development and Production Status

Each of the reserves categories (proved and probable) may be divided into developed and undeveloped categories:

•      “Developed reserves” are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

•      “Developed producing reserves” are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

•      “Developed non-producing reserves” are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

•      “Undeveloped reserves” are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves category (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator’s assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to “individual reserve entities”, which refers to the lowest level at which reserves calculations are performed, and to “reported reserves”, which refers to the highest level sum of individual entity estimates for which reserve estimates are presented. Reported reserves should target the following levels of certainty under a specific set of economic conditions:

•      at least a 90% probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

•      at least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A quantitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Significant Factors or Uncertainties

Aside from the potential impact of material fluctuations in commodity prices and foreign exchange rates, other significant factors or uncertainties that may affect either the Corporation’s reserves or the future net revenue associated with such reserves include:

•      Certain newly drilled or developed properties may be considered less predictable insofar as estimating reserves and future net revenue are concerned until more historical production performance data is available; and

•      Changes to existing taxation, fiscal terms, and regulations may occur.

See section 3.7 “Risk Factors — Depletion of Reserves” and “Risk Factors — Uncertainty of Resources and Reserve Estimates”.

In addition, the Corporation may incur significant abandonment and reclamation costs in connection with its oil and gas operations. The following criteria have been utilized in determining the abandonment and reclamation costs to be taken into account in the calculation of the future net revenue attribution to the Corporation’s reserves:

•                  Generally, the Corporation is responsible for its share of abandonment and reclamation costs for oil and gas wells and for related facilities and infrastructure. The Corporation’s financial statements include provisions for these environmental rehabilitation obligations in accordance with generally accepted accounting principles.

•                  In Cuba, the PSCs permit the Corporation to recover abandonment and reclamation costs from producing contract areas. The Corporation is obligated to abandon and reclaim all of its wells in Cuba together with related facilities and pipelines. However, agencies of the Cuban government have historically taken over the ownership and operation of most wells that the Corporation has determined to be uneconomic, thereby releasing the Corporation from its associated liabilities for abandonment and reclamation costs. The Corporation estimates abandonment and reclamation costs based on the expectation that it will be responsible for abandonment and reclamation of 10% of all remaining wells in Cuba.

•                  In Spain, the Corporation’s share of the estimated abandonment and reclamation costs of the production platform in the Casablanca oil field, and related oil wells, is currently estimated to be 40.0 million Euros. The cost estimate is based on information provided by the operator of the properties who is ultimately responsible for carrying out the abandonment and reclamation program. Based on current production, anticipated production from new wells in the vicinity (in which the Corporation holds no interest) and selling price forecasts, it is anticipated that abandonment and reclamation activities will be postponed until approximately 2023 upon the occurrence of either of the following events: (1) the award of an exploration licence to the Casablanca joint venture on lands adjacent to the Casablanca oil field, or (2) the identification of further development drilling locations in the Casablanca oil field. For further information, please see the section entitled “Other International Operations — Spain” above.

•                  In Pakistan, abandonment and reclamation costs for wells are estimated internally based on the Corporation’s operational experience.

The following table summarizes the Corporation’s estimates of abandonment and reclamation costs for surface leases, wells, facilities and pipelines, net of estimated salvage value. As at December 31, 2015, there were 72.3 net wells to be abandoned in Cuba, 3.1 net wells in Spain and 0.3 net wells in Pakistan, for a total of 75.8 net wells to be abandoned.

Summary of Estimated Future Abandonment and Reclamation Costs

December 31, 2015

	Heavy Crude Oil (Cuba)	Light and Medium Crude Oil (Spain)	Conventional Natural Gas (Pakistan)	Total
	$(millions)	$(millions)	$(millions)	$(millions)
Estimated costs, without discount	4.1	66.1	1.1	66.3
Estimated costs, 10% discount	3.3	31.2	0.7	35.2
Costs not deducted from future net revenue(1)	0.7	57.0	1.1	58.8
Costs not deducted from future net revenue, 10% discount(1)	0.7	29.3	0.7	30.7
Costs expected to be paid within three years	0.0	0.0	0.0	0.0
Costs expected to be paid within three years, 10% discount	0.0	0.0	0.0	0.01

Note:

(1)                                 Future abandonment and reclamation costs not deducted from future net revenue include the costs of abandoning gathering systems and reclaiming wellsites.

The Corporation estimates that future abandonment and reclamation costs will be $66.3 million on an undiscounted basis. These costs are reflected in Sherritt’s audited consolidated financial statements as at December 31, 2015 as an environmental rehabilitation obligation of $64.5 million.

There are however, no significant abandonment and reclamation costs, unusually high development costs or operating costs or contractual obligations to produce and sell a significant proportion of production subsidized prices that could be reasonably expected to affect the anticipated production of the Corporation’s oil and gas Reserves.

Reserves Data

The following tables provide information regarding the Corporation’s oil and gas reserves as at December 31, 2015 using forecast prices and costs and information regarding the estimated net present value of future net revenue related thereto. The Corporation produces heavy crude oil in Cuba, light crude oil in Spain and conventional natural gas in Pakistan.

Summary of Oil and Gas Reserves

Forecast Prices and Costs

December 31, 2015

	Heavy Crude Oil		Light and Medium Crude Oil		Conventional Natural Gas
	Cuba		Spain		Pakistan
Reserves Category	Gross	Net	Gross	Net	Gross	Net
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)
Proved
Proved developed producing	8,909	5,241	531	531	2,064	1,806
Proved developed non-producing	—	—	—	—	—	—
Proved undeveloped	—	—	—	—	—	—
Total Proved	8,909	5,241	531	531	2,064	1,806
Total Probable	1,118	609	181	181	3,256	2,849
Total Proved Plus Probable	10,027	5,850	713	713	5,320	4,655

Summary of Net Present Value of Future Net Revenue

Attributable to Oil and Gas Reserves

Forecast Prices and Costs

December 31, 2015

	Net Present Values of Future Net Revenue
	Before Income Taxes Discounted at (%/year)					After Income Taxes Discounted at (%/year)
Reserves Category	0	5	10	15	20	0	5	10	15	20	Unit Value(1) before Income Tax Discounted at 10%/year
	(US $millions)	(US $millions)	(US $millions)	(US $millions)	(US $millions)	(US $millions)	(US $millions)	(US $millions)	(US $millions)	(US $millions)	(US$/Mcf) (US$/bbl) (US$/boe)
CUBA
Proved developed producing	78.4	74.9	71.8	68.9	66.3	61.1	58.4	55.9	53.7	51.7	13.70
Proved developed non-producing	—	—	—	—	—	—	—	—	—	—	—
Proved undeveloped	—	—	—	—	—	—	—	—	—	—	—
Total proved reserves	78.4	74.9	71.8	68.9	66.3	61.1	58.4	55.9	53.7	51.7	13.70
Probable	14.4	13.4	12.5	11.8	11.1	11.8	11.0	10.2	9.6	9.0	20.58
Total Proved Plus Probable Reserves	92.9	88.4	84.3	80.7	77.4	72.9	69.3	66.2	63.3	60.7	14.41
SPAIN
Proved developed producing	10.1	9.1	8.3	7.5	6.9	10.1	9.1	8.3	7.5	6.9	15.56
Proved developed non-producing	—	—	—	—	—	—	—	—	—	—	—
Proved undeveloped	—	—	—	—	—	—	—	—	—	—	—
Total Proved reserves	10.1	9.1	8.3	7.5	6.9	10.1	9.1	8.3	7.5	6.9	15.56
Probable	7.0	5.6	4.6	3.7	3.1	7.0	5.6	4.6	3.7	3.1	25.11
Total Proved Plus Probable Reserves	17.1	14.7	12.8	11.3	10.0	17.1	14.7	12.8	11.3	10.0	17.99
PAKISTAN
Proved developed producing	0.5	0.5	0.4	0.4	0.4	0.5	0.5	0.4	0.4	0.4	0.24
Proved developed non-producing	—	—	—	—	—	—	—	—	—	—	—
Proved undeveloped	—	—	—	—	—	—	—	—	—	—	—
Total Proved reserves	0.5	0.5	0.4	0.4	0.4	0.5	0.5	0.4	0.4	0.4	0.24
Probable	1.0	0.9	0.8	0.7	0.6	1.0	0.9	0.8	0.7	0.6	0.27
Total Proved Plus Probable Reserves	1.5	1.3	1.2	1.1	1.0	1.5	1.3	1.2	1.1	1.0	0.26
TOTAL
Proved developed producing	89.0	85.5	80.5	76.9	73.6	71.7	67.9	64.6	61.7	59.0	13.25
Proved developed non-producing	—	—	—	—	—	—	—	—	—	—	—
Proved undeveloped	—	—	—	—	—	—	—	—	—	—	—
Total Proved reserves	89.0	84.5	80.5	76.9	73.6	71.7	67.9	64.6	61.7	59.0	13.25
Probable	22.4	19.9	17.8	16.2	14.8	19.8	17.4	15.5	14.0	12.7	14.10
Total Proved Plus Probable Reserves	111.5	104.4	98.3	93.0	88.4	91.5	85.4	80.2	75.7	71.7	13.40

Note:

(1)           Unit values are calculated using estimated net present value of future net revenue before income taxes using a discount rate of 10%. Unit values are presented on a US$/bbl basis for heavy crude oil reserves in Cuba and light and medium crude oil reserves in Spain and on a US$/Mcf basis for conventional natural gas reserves in Pakistan. The unit values for the Corporation’s total reserves are presented on a US$/boe basis. (see “Glossary of Terms” for information regarding presentation of boe information)

Total Future Net Revenue

(Undiscounted)

as of December 31, 2015

Forecast Prices and Costs

Reserves Category	Revenue	Royalties	Operating Costs	Development Costs	Abandonment and Reclamation Costs	Future Net Revenue before Income Taxes	Income Taxes	Future Net Revenue after Income Taxes
	(US$millions)	(US$millions)	(US$millions)	(US$millions)	(US$millions)	(US$millions)	(US$millions)	(US$millions)
HEAVY CRUDE OIL (Cuba)
Proved Reserves	142.2	—	57.8	3.6	2.4	78.4	17.4	61.1
Proved Plus Probable Reserves	160.5	—	61.6	3.6	2.4	92.2	20.0	72.9
LIGHT AND MEDIUM CRUDE OIL (Spain)
Proved Reserves	33.5	—	19.3	1.3	2.8	10.1	—	10.1
Proved Plus Probable Reserves	48.3	—	26.9	1.3	2.9	17.1	—	17.1
CONVENTIONAL NATURAL GAS (Pakistan)
Proved Reserves	2.8	0.3	1.7	0.2	0.0	0.5	—	0.5
Proved Plus Probable Reserves	7.2	0.9	4.6	0.2	0.0	1.5	—	1.5
TOTAL
Proved Reserves	178.5	0.3	78.7	5.1	5.3	89.0	17.4	71.7
Proved Plus Probable Reserves	216.0	0.9	93.1	5.1	5.4	111.5	20.0	91.5

Future Net Revenue by Product Type

as of December 31, 2015

Forecast Prices and Costs

Reserves Category	Product Type(1)	Future Net Revenue before Income Taxes (Discounted at 10%/Year)	Unit Value(2)
		(US$millions)	(US$/bbl) (US$/Mcf) (US$/boe)
Proved Reserves	Heavy Crude Oil	71.8	13.70
	Light and Medium Crude Oil	8.3	15.56
	Conventional Natural Gas	0.4	0.24
	Total	80.5	13.25
Proved Plus Probable Reserves	Heavy Crude Oil	84.3	14.41
	Light and Medium Crude Oil	12.8	17.99
	Conventional Natural Gas	1.2	0.26
	Total	98.3	13.40

Notes:

(1)                                 Includes associated by-products for each product type.

(2)                                 Unit values are calculated using estimated net present value of future net revenue before income taxes using a discount rate of 10%. Unit values are presented on a US$/bbl basis for heavy crude oil reserves in Cuba and light and medium crude oil reserves in Spain and on a US$/Mcf basis for conventional natural gas reserves in Pakistan. The unit values for the Corporation’s total reserves are presented on a US$/boe basis. See “Glossary of Terms” for information regarding presentation of boe information.

Forecast Prices Used in Estimates

The forecast benchmark reference product price and inflation rate assumptions reflected in the reserves data, together with the Corporation’s weighted average historical prices during 2015, are summarized below. All product price assumptions are stated in US$ and therefore no exchange rate assumptions are required. These forecast assumptions were provided in the McDaniel Report, including McDaniel & Associates price forecasts as of December 31, 2015. For information on the sales price of heavy oil in Cuba, see Operations in Cuba — Sales in Cuba” above.

Summary of Pricing Assumptions and Inflation Rate

December 31, 2015

Forecast Prices and Costs

Year	Heavy Crude Oil (Cuba)	Light and Medium Crude Oil (Spain)	Conventional Natural Gas (Pakistan)	WTI Benchmark	Gulf Coast Fuel Oil #6	Inflation Rates
	(US$/bbl)	(US$/bbl)	(US$/Mcf)	(US$/bbl)	(US$/bbl)	(%/Year)
2015 (actual weighted average)	30.23	52.70	1.39	48.69	40.68
2016	24.47	47.24	1.35	45.00	37.35	2.00
2017	29.48	55.95	1.35	53.60	44.49	2.00
2018	36.87	64.75	1.35	62.40	51.79	2.00
2019	—	71.44	1.35	69.00	57.57	2.00
2020	—	75.55	1.35	73.10	60.67	2.00
Inflation after 2020						2.00

Reconciliation of Reserves

The following table provides information regarding the reconciliation of the Corporation’s gross reserves by product type during 2015:

Reconciliation of Corporation Gross

Reserves by Product Type

	Heavy Crude Oil (Cuba)			Light and Medium Crude Oil (Spain)			Conventional Natural Gas (Pakistan)
Factors	Gross Proved	Gross Probable	Gross Proved Plus Probable	Gross Proved	Gross Probable	Gross Proved Plus Probable	Gross Proved	Gross Probable	Gross Proved Plus Probable
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)
December 31, 2014	14,989	2,794	17,783	465	133	598	2,861	3,622	6,483
Extensions and Improved Recovery	—	—	—	—	—	—	—	—	—
Technical Revisions	504	(1,708)	(1,204)	222	48	270	(150)	(366)	(516)
Discoveries	80	32	112	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—
Economic Factors	—	—	—	—	—	—	—	—	—
Production	(6,664)	—	(6,664)	(155)	—	(155)	(647)	—	(647)
December 31, 2015	8,909	1,118	10,027	531	181	713	2,064	3,256	5,320

Undeveloped Reserves

All of the Corporation’s proved and probable undeveloped reserves are located in Cuba. In general, the Corporation will attribute proved and probable reserves only for a maximum of one step-out development drilling location and for any infill development locations where there is satisfactory evidence of reservoir continuity. As a result of the poor results obtained in the 2015 development drilling program, the Corporation does not intend to drill any additional development wells in the Puerto Escondido and Yumuri oil fields in Cuba in 2016. The following table discloses for each of the Corporation’s product types, the volumes of proved undeveloped reserves and probable undeveloped reserves that were first attributed in each of the three most recent financial years. All properties in respect of which undeveloped reserves have been attributed are currently under production. The information under the “Booked” columns represents the Corporation’s booked undeveloped reserves as of December 31 of the applicable year.

Undeveloped Reserves by Product Type

	Heavy Crude Oil (Cuba)		Light and Medium Oil (Spain)		Conventional Natural Gas (Pakistan)
Proved Undeveloped	First Attributed	Booked	First Attributed	Booked	First Attributed	Booked
	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMcf)	(MMcf)
2013	1.1	1.1	—	—	—	—
2014	0.7	1.0	0.1	0.1	—	—
2015	—	—		—	—	—

Probable Undeveloped	First Attributed	Booked	First Attributed	Booked	First Attributed	Booked
	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMcf)	(MMcf)
2013	0.4	1.3	—	0.1	1,516	1,516
2014	0.8	0.9	—	0.1		—
2015	—	—	—	—	—	—

Future Development Costs

A summary of the estimated development costs, on an undiscounted basis, deducted in the estimation of future net revenue attributable to the proved and the proved plus probable reserves categories, using forecast prices and costs, is presented below.

Summary of Estimated Future Development Costs

Attributable to Reserves

December 31, 2015

	Heavy Crude Oil (Cuba)	Light and Medium Crude Oil (Spain)	Conventional Natural Gas (Pakistan)	Total
	(US$millions)	(US$millions)	(US$millions)	(US$millions)
Proved Reserves
2016	3.5	1.3	0.2	5.1
2017	—	—	—	—
2018	—	—	—	—
2019	—	—	—	—
2020	—	—	—	—
Thereafter	—	—	—	—
Total Future Development Costs	3.5	1.3	0.2	5.1

Proved and Probable Reserves
2016	3.5	1.3	0.2	5.1
2017	—	—	—	—
2018	—	—	—	—
2019	—	—	—	—
2020	—	—	—	—
Thereafter	—	—	—	—
Total Future Development Costs	3.5	1.3	0.2	5.1

The Corporation expects to fund its estimated future development costs from various sources, including internally generated cash flow, equity or debt financing, or the possible sale of existing assets owned by the Corporation. Any costs the Corporation may incur in connection with the sale of equity or assets or from borrowing against bank debt facilities are not expected to be material relative to the incremental revenue stream generated.

Producing and Non-Producing Wells

The following table provides information regarding the Corporation’s interests in producing and non-producing wells as at December 31, 2015. For additional information regarding the Corporation’s principal properties, see “Operations in Cuba” above.

Summary of Producing and Non-Producing Wells

December 31, 2015

	Heavy Crude Oil (Cuba)	Light and Medium Oil (Spain)	Conventional Natural Gas (Pakistan)	Total
	(wells)	(wells)	(wells)
Gross Wells(1)
Producing(3)	54	6	1	61
Non-producing(4)	21	12	1	34
Total Gross Wells	75	18	2	95
Net Wells(2)
Producing(3)	51.3	1.0	0.2	52.5
Non-producing(4)	21.0	2.1	0.2	23.3
Total Net Wells	72.3	3.1	0.4	75.8

Notes:

(1)                                 “Gross Wells” represent the number of wells in which the Corporation has a working-interest.

(2)                                 “Net Wells” represent the number of wells obtained by aggregating the Corporation’s working-interests in each of its Gross Wells.

(3)                                 “Producing” includes wells presently producing and contributing revenue or wells presently producing that are expected to contribute revenue in the foreseeable future through the sale of presently produced oil.

(4)                                 “Non-Producing” includes wells that are presently non-producing or wells presently producing but are not expected to contribute revenue in the foreseeable future through the sale of presently produced oil.

Properties with No Attributed Reserves

The Corporation believes that certain of its undeveloped oil and gas properties have the potential to contain commercial oil and gas deposits even though the Corporation has not assigned proved or probable reserves to such properties.

During 2014, the Corporation was awarded two new PSCs covering Blocks 8A and 10 in Cuba comprising approximately 121,750 gross ha (121,750 net ha) of undeveloped oil and gas properties. The initial work commitments on these blocks includes the review and re-processing of existing seismic data and the acquisition and processing of new seismic data during the initial two years of the term of the contract at an estimated cost of $8.4 million. Following the completion of the initial work commitments, the Corporation may elect to proceed to the exploratory drilling stage on each of the Blocks, failing which the PSCs will terminate at the end of the initial exploration sub-period. If the election is not made with respect to Block 10 the PSC will expire in June 2016. If the election is not made with respect to Block 8A the PSC will expire in early 2018.

The Corporation indirectly holds approximately 12,672 gross ha (2,550 net ha) of undeveloped oil and gas properties in the Gulf of Valencia, offshore Spain. These undeveloped oil and gas properties have no associated work. The Corporation is working with the operator to develop several prospects on these lands for future drilling. None of the Corporation’s rights to these properties are scheduled to expire during 2016.

There are no significant abandonment and reclamation costs, unusually high development costs or operating costs or contractual obligations to produce and sell a significant portion of production at subsidized prices that could be reasonably expected to affect the anticipated development or production activities in relation to the Corporation’s undeveloped oil and gas properties.

Forward Contracts

The Corporation is not party to any forward contracts regarding the sale of its oil and gas production (see “Operations in Cuba — Sales to Cuba” above).

Costs Incurred

The following table provides information regarding the Corporation’s costs incurred in relation to its oil and gas properties:

Summary of Costs Incurred

Year Ended December 31, 2015

	Cuba	Spain	Pakistan	Other	Total
	($millions)	($millions)	($millions)	($millions)	($millions)
Acquisition of Proved properties	—	—	—	—	—
Acquisition of Unproved properties	—	—	—	—	—
Total property acquisition costs	—	—	—	—	—
Exploration and appraisal costs	1.4	—	—	—	1.4
Development costs	51.0	1.6	0.1	0.4	53.1
Total Capital Expenditures	52.4	1.6	0.1	0.4	54.5

Exploration and Development Activities

The following table provides information regarding the Corporation’s oil and gas exploration and development drilling activities in Cuba during 2015. No wells were drilled in Spain, Pakistan or the United Kingdom during 2015.

Summary of Exploratory and Development Wells Drilled

	Cuba		Spain		Pakistan		2015 Total
Type of Well	Gross Wells(1)	Net Wells(2)	Gross Wells(1)	Net Wells(2)	Gross Wells(1)	Net Wells(2)	Gross Wells(1)	Net Wells(2)
Exploratory
Oil	—	—	—	—	—	—	—	—
Gas	—	—	—	—	—	—	—	—
Service	—	—	—	—	—	—	—	—
Dry	—	—	—	—	—	—	—	—
Stratigraphic Test	—	—	—	—	—	—	—	—
Total Exploratory	—	—					—	—
Development
Oil	5.0	5.0	—	—	—	—	5.0	5.0
Gas	—	—	—	—	—	—	—	—
Service	—	—	—	—	—	—	—	—
Dry	2.0	2.0	—	—	—	—	2.0	2.0
Stratigraphic Test	—	—	—	—	—	—	—	—
Total Development	7.0	7.0			—	—	7.0	7.0
Oil	5.0	5.0	—	—	—	—	5.0	5.0
Gas	—	—	—	—	—	—	—	—
Service	—	—	—	—	—	—	—	—
Dry	2.0	2.0	—	—	—	—	2.0	2.0
Stratigraphic Test	—	—	—	—	—	—	—	—
Total Drilled	7.0	7.0			—	—	7.0	7.0

Notes:

(1)                                 Gross Wells represent the total number of wells in which the Corporation has a working-interest.

(2)                                 Net Wells represent the number of wells obtained by aggregating the Corporation’s working-interests in each of its Gross Wells.

Production Estimates

Estimated production volumes for the first year of the estimates of future net revenue prepared in conjunction with the Corporation’s reserves data (and included in the McDaniel Report) are provided in the following table. Each of the Yumuri and Varadero West fields in Cuba are estimated to account for more than 20% of estimated production.

Summary of 2016 Production Estimates

Forecast Prices and Costs	Heavy Crude Oil (Cuba)	Light and Medium Oil (Spain)	Conventional Natural Gas (Pakistan)
	(Mbbls)	(Mbbls)	(MMcf)
Proved reserves — Gross Working-Interest
Yumuri (Cuba)	1,765	—	—
Varadero West (Cuba)	3,014	—	—
Other	467	123	777
Total Estimated 2016 Production from Proved Reserves — Gross Working-Interest	5,246	123	777
Probable reserves — Gross Working-Interest
Yumuri (Cuba)	143	—	—
Varadero West (Cuba)	143	—	—
Other	39	3	115
Total Estimated 2016 Production from Probable Reserves — Gross Working-Interest	325	3	115
Proved and probable reserves — Gross Working-Interest
Yumuri (Cuba)	1,909	—	—
Varadero West (Cuba)	3,157	—	—
Other	505	125	892
Total Estimated 2016 Production from Proved and Probable Reserves — Gross Working-Interest	5,571	125	892

Production History

The following table provides information regarding the Corporation’s share of average daily oil and gas production and the average netbacks to the Corporation for the periods indicated:

Summary of Production and Netbacks

	Year Ended December 31, 2015
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Yearly Average
Heavy Crude Oil (Cuba)
Net Working-Interest Production (bopd)
Yumuri	3,970	5,025	4,593	4,559	4,538
Varadero West	4,538	4,457	4,381	4,273	4,412
Other	1,593	1,669	1,380	1,313	1,487
Total	10,101	11,151	10,354	10,145	10,437
Average netback ($ per bbl)
Revenue	41.44	45.71	36.36	29.38	38.35
Royalties	—	—	—	—	—
Production costs(1)	(16.12)	(16.90)	(15.44)	(18.18)	(16.66)
Netback(2)	25.32	28.81	20.92	11.20	21.69
Light and Medium Crude Oil (Spain)
Net Working-Interest Production (bopd)	542	498	374	292	426
Average netback ($ per bbl)
Revenue	65.33	78.87	66.03	53.39	67.37
Royalties	—	—	—	—	—
Production costs(1)	(79.52)	(54.88)	(43.82)	(60.40)	(61.12)
Netback(2)	(14.19)	23.99	22.21	(7.01)	6.25
Conventional Natural Gas (Pakistan)
Net Working-Interest Production (MMcfpd)	1.77	1.79	1.79	1.74	1.77
Average netback ($ per Mcf)
Revenue	1.76	1.66	1.83	1.84	1.77
Royalties	(0.13)	(0.14)	(0.15)	(0.14)	(0.14)
Production costs(1)	(1.23)	(1.14)	(1.28)	(1.51)	(1.29)
Netback(2)	0.40	0.38	0.40	0.19	0.34

Note:

(1)                                 Calculated using net production costs in accordance with NI 51-101. For the calculation of the Corporation’s gross production costs please see page 25 of the Corporation’s Management, Discussion and Analysis for the year ending December 31, 2015, available at www.sedar.com.

(2)                                 Netbacks are calculated by subtracting royalties and production costs from revenue.

3.3 Power

CUBA

The Corporation holds a one-third interest in Energas, a Cuban joint venture corporation established to operate facilities for the processing of raw natural gas and the generation of electricity for sale and delivery to the Cuban national electrical grid system. The remaining two-thirds interest in Energas is held equally by two Cuban agencies, CUPET and UNE.

The Corporation has financed, constructed and commissioned each of the integrated gas treatment and power generation facilities located near the Varadero, Boca de Jaruco, and Puerto Escondido oil fields located in Cuba. As at December 31, 2015, these facilities had a total capacity of 506 MW.

The Energas joint venture is authorized as an economic association pursuant to foreign investment laws in Cuba to engage in the generation of electricity for sale to the Cuban electrical grid. Resolutions confirming the authorization and validity of the establishment of Energas and its capacity to construct and operate electrical power generation plants and to sell electricity to Cuban agencies have been issued by the Executive Committee of the Council of Ministers. Energas is registered with the Chamber of Commerce of Cuba and has obtained a customs registration number that allows it to import supplies and materials to the country and has also registered with the Office of National Tax Administration. The Cuban government also requires that Energas obtain environmental licenses relating to the commissioning and operation of the plant sites operated by Energas and a permit to operate bank accounts for each currency in which Energas does business in Cuba.

Association Agreement

The establishment and operation of Energas is governed by an association agreement entered into among Sherritt, CUPET and UNE, the joint venture partners of Energas (“Association Agreement”). The terms of the Association Agreement specify the obligations of each of the joint venture partners — the Corporation provides financing for the capital costs associated with the procurement, construction and commissioning of each power generation project that is approved by the shareholders of Energas and authorized by the Executive Committee of the Council of Ministers. CUPET supplies gas as feedstock for the facilities at no cost to Energas, and UNE purchases the electricity produced by Energas under long-term fixed-price contracts.

Under the terms of the Association Agreement, all management decisions concerning Energas require the unanimous agreement of the joint venture partners. Day-to-day operations of Energas are the responsibility of the General Manager of Energas, who is appointed by Sherritt, until such time as it has recovered its financing costs, and thereafter by mutual agreement of the joint venture partners.

The following table provides information in respect of each phase of development of the power generation facilities operated by Energas.

Phase	Location	Start Date	End of Term	Capacity (MW)	Economic Unit	Description
1	Varadero	1998	2017	65	Base	2 gas turbines, gas processing facility
2	Varadero	1998	2018	33	Base	1 gas turbine, gas processing facility
3	Varadero	2003	2018	75	Base	Combined cycle facility with supplementary firing
4	Boca de Jaruco	1999	2023	33	Base	1 gas turbine, gas processing facility
6	Puerto Escondido	2006	2023	20	Expansion	1 gas turbine, gas processing facility
6	Boca de Jaruco	2006	2023	65	Expansion	2 gas turbines, pipeline
7	Boca de Jaruco	2007	2023	65	Expansion	2 gas turbines
8	Boca de Jaruco	2014	2023	150	Expansion	Combined cycle facility with supplementary firing
Total capacity				506

Pursuant to the terms of the Association Agreement, the operations of Energas have been divided into two economic units. The first economic unit (“Base”) comprises phases 1 through 4 noted above and the second economic unit (“Expansion”) comprises Phases 6 through 8 noted above.

The profits from each of the Base and Expansion economic units are paid out in the following order of priority: first, to the Corporation in repayment of all financing costs for the construction of the facilities; second, to the government of Cuba for land rights granted in connection with the power plant sites; and finally, subject to mutual agreement, to the Energas shareholders in the form of dividends. In the event there is a shortage in the supply of natural gas that results in the curtailment of operations at the Expansion facilities, the joint venture partners of Energas have agreed to contribute their respective dividends from the Base facilities, to the extent required, to ensure that the Corporation recovers its financing costs pertaining to the Expansion facilities.

During 2005, Energas completed the repayment of financing in respect of the construction of the Base facilities. Subsequently, payment was made to the government of Cuba for the land rights to these facilities. As a result, the profits from the Base facilities are distributed to the joint venture partners of Energas in the form of dividends. Regular dividend payments commenced during 2006 and profits from the Base facilities are subject to a Cuban profit tax.

The Corporation believes that, to the extent its share of dividends from Energas are reinvested in construction of the Expansion facilities, the Corporation is entitled to receive reinvestment credits. Such credits are payable from income taxes paid by Energas. In mid-2007, the Corporation was advised that the Cuban tax authority disagrees with the Corporation’s interpretation as to the amount of credits to which Sherritt is entitled. Sherritt continues to dispute the interpretation of the amount of reinvestment credits payable. Notwithstanding the dispute, the Cuban tax authority has indicated they will make payments to Sherritt in accordance with the Cuban tax authority’s interpretation. During 2015, however, no payments were received.

Energas and UNE have entered into an agreement providing for the purchase by UNE of all of the electric power generated by Energas from the Base facilities up to a maximum of 1,680 GWh per year. The purchase obligation commenced in October 1998, when the first phase of the Varadero facility commenced commercial production, and will continue as long as the Association Agreement is in effect. The electricity tariff was US$0.045/kWh prior to completion of the repayment of financing and payment of land rights. The tariff is now US$0.038/kWh. A second agreement provides for the purchase by UNE of all of the electricity generated from the Expansion facilities up to a maximum of 1,180 GWh per year. Under this third agreement, the electricity tariff is set at US$0.045/kWh during the period prior to repayment of financing for the Expansion facilities and payment of land rights. Subsequently, the tariff will be US$0.038/kWh.

In addition to the agreements with UNE, Energas has entered into agreements with other agencies of the government of Cuba, on the basis of international reference prices, for the purchase and sale of sulphur, LPG and natural gas condensates which are recovered from the processing of raw gas.

During 2015, the Corporation’s Power division incurred a loss from operations of $3.7 million on revenue of $52.7 million compared to earnings from operations of $4.3 million in 2014 on revenue of $49.0 million. Total non-expansion capital expenditures during 2015 in respect of power operations were $4.4 million and were primarily directed towards sustaining capital for Cuban operations.

Locations

Energas does not own the surface land rights for its power facilities in Cuba, but has entered into leases with the Cuban State for the duration of the term of the joint venture.

Varadero

The Varadero facility is located approximately 140 kilometres east of Havana, Cuba. The facility consists of two integrated raw gas processing plants, three gas turbines and associated electric generators, a heat exchange system for generating high-pressure steam, and a steam turbine and associated electric generator. In addition, the Varadero site includes an electrical substation and transformers to facilitate connection of the facility to the Cuban national grid system and an integrated maintenance facility. The aggregate net power capacity of this facility is approximately 173 MW. Sherritt’s share of 2015 electricity sales was 264,032 MWh. In 2014, Sherritt’s share of electricity sales was 246,252 MWh.

The two integrated gas plants at the Varadero site have a combined rated capacity of approximately 50 MMcfpd of raw gas inlet, which would yield approximately 43 MMcfpd of sweet gas, 60 Tpd of sulphur, 438 bopd of LPG, and 226 bopd of condensate.

Boca de Jaruco and Puerto Escondido

The Boca de Jaruco facilities, located approximately 50 kilometres east of Havana, Cuba, consist of a raw gas processing plant and five gas turbines and associated electric generators, a heat exchange system for generating high pressure steam and a steam turbine and associated electric generator. The aggregate power capacity of this facility is approximately 313 MW. The gas plant has a rated capacity of approximately 12 MMcfpd of raw gas inlet, which would yield approximately 10 MMcfpd of processed natural gas, 10 Tpd of sulphur and 58 bopd of condensate. The Boca de Jaruco site also includes an electrical substation and transformers to facilitate connection to the Cuban national grid system and an integrated administrative and maintenance facility.

The Puerto Escondido facilities, located approximately 75 kilometres east of Havana, Cuba consist of a raw gas processing plant and a gas turbine and associated electrical generator with a net power capacity of 20 MW. The gas plant has a rated capacity of 70 MMcfpd of raw gas inlet, yielding approximately 61.5 MMcfpd of processed natural gas, 400 bopd of condensate and 475 bopd of LPG. The Puerto Escondido site also includes an electrical substation and transformers to facilitate connection to the Cuban national grid system.

In 2015, Sherritt’s share of electricity sales at the Boca de Jaruco and Puerto Escondido sites was 638,397 MWh. In 2014, Sherritt’s share of electricity sales was 600,470 MWh, reflecting the addition of electricity sales from the 150 MW Combined Cycle Project facilities during the year.

Under the terms of the Association Agreement, Energas has assumed responsibility for the processing of all the gas produced in the regional vicinity of the Boca de Jaruco oil field, including the portion of gas used by CUPET for the supply of domestic fuel to Havana for which CUPET pays a tariff to Energas.

Cuban Payment Arrangements

During 2015, Energas generally received payment for receivables within 30 days of the due date. At December 31, 2015, there were no overdue receivables.

Gas Supply from CUPET

Under the terms of the Association Agreement, CUPET is obligated to supply, at no cost to Energas, gas that is owned by CUPET and is produced in association with crude oil from oil fields in the regional vicinity of the Varadero, Boca de Jaruco and Puerto Escondido plant sites (the “Oilfields”) up to maximum plant capacity. CUPET’s obligation to supply such gas is subject to its pre-existing obligation to supply clean, processed gas from the Puerto Escondido, Yumuri and Canasi fields for domestic fuel to Havana. Energas does not own the gas reserves in the Oilfields, nor does it control the rate or manner in which such gas reserves are produced. Continuing shortages in gas supply occurred throughout 2015 at both the Varadero and Boca de Jaruco plant sites (see section 3.7 “Risk Factors — Uncertainty of Gas Supply to Energas”).

During 2014, the Corporation carried out a program involving the attempted recompletion of two existing wells and the drilling of a third well to test potential zones for the production of natural gas from the Puerto Escondido and Yumuri oil fields. The program was unsuccessful. The Corporation is working with CUPET to optimize gas conservation in the Puerto Escondido and Yumuri field areas for use as feedstock. In addition, Energas has obtained a permit from Cuban authorities to construct a pipeline to transport associated gas production from the Seboruco and Yumuri oil fields via pipeline to the Boca de Jaruco plant site. The pipeline is expected to be operational in late 2016, providing an additional 200 MMcfpd of raw gas for use as feedstock at the Boca de Jaruco plant site.

As a result, Energas is evaluating the feasibility of using alternative fuels as feedstock. Firstly, the Association Agreement currently provides for the use of a supplementary oil-fired boiler facility to provide additional steam capacity to offset shortages in the supply of raw gas. Should the use of an oil-fired boiler facility be adopted, crude oil will be supplied at no net cost to Energas. Sherritt is responsible for financing the costs of the oil-fired boiler facility pursuant to the terms of the Association Agreement. In addition, the use of liquid petroleum gases as feedstock and the conversion of the gas turbines to dual fuel capability are currently being evaluated. A decision by Energas regarding the use of alternate fuels to alleviate shortages in raw gas supply is anticipated during 2016.

MADAGASCAR

The Corporation leases a 25 MW heavy fuel oil-fired facility to Madagascar’s national water and electricity company, JIRAMA. The Corporation did not receive any payments in respect of this lease since June 2011 and on June 30, 2013 fully impaired its investment by recording an impairment on the facility of $7.3 million and a provision on receivables of $9.9 million. Subsequent to this date, revenue has not been recorded.

3.4 Technologies

In early 2015 Technologies was merged with Sherritt’s technical services group in Fort Saskatchewan which allowed for Technologies to provide a wider range of technical services to Sherritt’s business units and external clients. Technologies is comprised of project managers, research scientists, engineers, technologists and support staff focused on the development and commercial application of hydrometallurgical technologies and the use of high pressure autoclave technologies in other applications in support of the Corporation’s business units as well as provision of such technologies to existing and emerging external producers. The group also aids in identifying opportunities for the Corporation as a result of its international activities and research and development activities. More than 35 commercial plants worldwide have adopted Technologies’ hydrometallurgical processes for the treatment of a wide range of ores, concentrates, mattes and other feed materials for the recovery of non-ferrous and precious metals. Hydrometallurgical and high pressure autoclave processes are developed, tested and demonstrated extensively at Technologies’ laboratory and pilot plant facilities, the data from which forms the basis for Technologies’ engineers to design commercial plants. The Ambatovy Joint Venture, for example, features the Technologies’ proprietary process technology for nickel and cobalt recovery from laterite ores, which has been successfully applied at the commercial scale for more than half a century. Technologies is currently engaged in assisting with training and increased production activities at the Ambatovy Joint Venture.

In addition to technologies for extracting and refining nickel and cobalt, proprietary technologies for the recovery of gold, silver and other precious metals, and for copper, zinc and other industrial metals from sulphidic feeds have been widely commercialized by many of the world’s major non-ferrous mining companies, Sherritt’s technologies for sulphidic materials can provide an environmentally preferable option to conventional processing as there is not corresponding production of sulphur dioxide. Technologies provided technology and a commercial design for AngloGold Ashanti’s gold pressure oxidation plant in Brazil, which was successfully commissioned in 2012. Technologies also provided technology and the design for a new zinc refinery in China, which is currently being commissioned. The group remains active in the development of commercial facilities for gold, copper and zinc projects in China, Brazil, Canada and Chile and in the development and application of hydrometallurgical and associated technologies for application to other resource-based industries.

With Sherritt’s divestiture of its coal business in early 2014, Technologies is no longer focused on the development of clean coal initiatives. However, Technologies is continuing to examine the application of the use of high pressure autoclave technology to add value to hydrocarbons.

3.5 Environment, Health and Safety and Sustainability

Enterprise oversight of Environment, Health, Safety & Sustainability (“EHS&S”) functions is provided by the Corporate Affairs and Sustainability Department and the Corporate Director of Environment, Health and Safety (“EH&S”). Both the Corporate Affairs and Sustainability Department and the EH&S Department report to the Chief Operating Officer. The EHS&S functions are managed within a sustainability framework that was introduced in 2013.

SUSTAINABILITY FRAMEWORK

Sherritt’s sustainability framework (the “Framework”) provides a focused and practical approach to prioritizing, managing and measuring sustainability performance. The Framework consists of a core commitment to sustainability and a series of issue-specific commitments, which are supported by management systems with policies, procedures and processes to guide planning, implementation, measurement, reporting and assurance of sustainability efforts across Sherritt.

The Framework addresses the sustainability issues most material to the achievement of the Corporation’s goals and future business needs. To develop the Framework, a list of sustainability issues important to the Corporation’s business was identified based on potential risks, corporate policies and a review of current and emerging sustainability issues facing the natural resources sector.

Each issue was analysed on the basis of the level of expected business impact and degree of stakeholder interest. Generally, the most material sustainability issues are addressed in individual commitments in the Framework shown below. These issues are reviewed periodically to ensure emerging issues are properly identified and captured in the Framework accordingly.

In 2014, Sherritt became a corporate member of The Voluntary Principles on Security and Human Rights and the Extractive Industries Transparency Initiative. These memberships reinforce the Corporation’s sustainability commitments.

Sherritt received recognition for the Corporation’s sustainability program in 2015. Sherritt was presented with the Canadian Institute of Mining, Metallurgy and Petroleum’s Syncrude Award for Excellence in Sustainable Development for the Corporation’s comprehensive program at the Ambatovy Joint Venture. Sherritt was also awarded the Canadian Issues/Crisis Management Campaign of the year and the Hermes 2015 Gold Award for Crisis Communication, Media Response and Communications/Marketing Plan.

EHS&S Committee of the Board

The Corporation’s EHS&S Committee assists the Board in its oversight of EH&S and Sustainability issues by providing corporate direction to, and monitoring and reviewing of, environment, health and safety, security and other sustainability management systems, policies, programs and targets. The mandate of the EHS&S Committee can be found on the Corporation’s website.

Sustainability Reporting

The Corporation publically reports its sustainability performance in an on-line sustainability report. The report is aligned with the Global Reporting Initiative, an international standard which has been endorsed by the Canadian Government for use by extractive companies operating in the international sphere. The Corporation expects to produce a 2015 sustainability report in 2016.

ENVIRONMENT, HEALTH AND SAFETY

Environmental

The Corporation’s operations are subject to certain EH&S laws and conventions in various jurisdictions. These laws and conventions cover areas such as employee health and safety; air quality; water quality and availability; the protection and enhancement of the environment (including the protection of plants and wildlife); development approvals; the generation, handling, use, storage, transportation, release, disposal and cleanup of regulated materials, including wastes; and the reclamation and restoration of mining properties after mining is completed, among others. The consequences of a breach of EH&S laws can be serious and could include the temporary suspension of operations, the imposition of fines, other penalties (including administrative penalties and regulatory prosecution), and government orders, which could potentially have a material adverse effect on operations.

The Corporation’s compliance with relevant environmental laws begins with its assessment of environmental impacts before it initiates major new projects or undertakes significant changes to existing operations and how compliance will be demonstrated and managed. In Madagascar, the Ambatovy Joint Venture was required to complete a comprehensive social and environmental assessment in order to design an environmental and social management plan (“ESMP”). The ESMP was designed in accordance with International Finance Committee (“IFC”) Performance Standards. Terms of reference for the assessment were developed in consultation with the Malagasy government and included both environmental and social issues.

Once planning and development has been completed, the Corporation’s various operations must remain in compliance with their permits and the relevant environmental laws. Throughout its operations, the Corporation actively investigates, tests and implements continuous improvements to mitigate the effects of the operations on the environment as well as on the health and safety of workers and adjacent residents. The Corporation is in material compliance with the applicable environmental laws and conventions relating to its operations.

In Cuba, Moa Nickel has been working under specific operating standard regimes since 1994, which provide for Moa Nickel to work with the Cuban authorities in understanding, assessing and mitigating Moa Nickel’s effects on the environment. Cuban agencies conduct periodic inspections to ensure that Moa Nickel is in compliance with the site-specific operating standard issued by the Cuban regulatory authorities.

At the Corporation’s Oil, Gas and Power operations, a Cuban environmental agency conducts ground water and air quality surveys several times per year to monitor compliance with emission standards under Cuban law.

The Corporation holds an operating approval under the Alberta Environmental Protection and Enhancement Act for the refinery in Fort Saskatchewan which expires on January 31, 2019. Environmental management activities are coordinated with other companies in the Fort Saskatchewan area through its active involvement the Northeast Capital Industrial Association (“NCIA”). The NCIA endorses principles which promote sustainable industrial growth and high quality of life and works with provincial authorities. Anticipated changes to federal and provincial legislation regarding emission levels, including the passing of Specified Gas Emitters Regulation 2007, the adoption of the Air Quality Management System in Alberta, and the implementation of federal Base Line Intensity Requirements are expected to require that air emissions from the refinery be reduced, which will require capital expenditures on the part of the Corporation.

The Ambatovy Joint Venture’s operations are subject to regular inspections by the O.N.E., the Malagasy environmental regulator, and an independent engineer on behalf of the Ambatovy Senior Lenders (defined below) to confirm compliance with applicable Malagasy environmental laws, the ESMPs and the IFC Performance Standards as required pursuant to the Ambatovy Financing Agreements.

All Ambatovy Joint Venture facilities are designed, and built, operated and reclaimed in a manner that materially complies with applicable Malagasy laws and regulations, World Bank guidelines, the Equator Principles and IFC Performance Standards. For example, the mine site is located within a forest zone of low commercial timber value but of high biodiversity importance. Extensive work was undertaken to evaluate and minimize potential impacts and develop suitable mitigation and compensation measures. This includes a commitment to maintaining a forest buffer zone around the mining area, two forest set-asides over the ore-body, forest de-fragmentation work through targeted reforestation as well as a plan to establish forest conservation areas (offsets) in the mine region and in an area of similar ecological value elsewhere in the eastern rainforest corridor. The offset areas are being implemented as part of the Business and Biodiversity Offset Program, an international partnership of industry, NGOs and conservation experts to develop common standards for biodiversity offsets. The Ambatovy Joint Venture’s offset program is run in collaboration with various international and national NGOs.

Reclamation

The Corporation includes provisions in its financial statements for environmental rehabilitation obligations based on estimates of future site restoration costs, estimated remaining lives of properties, environmental laws and regulations, and estimated lives of reserves. The current estimate of the Corporation’s share of the total anticipated undiscounted future cost of abandonment and reclamation costs to be incurred over the life of the Corporation’s various assets and investments is estimated at approximately $107.8 million (excluding operating expenses). See Note 22 to the Corporation’s audited consolidated financial statements as at December 31, 2015. The Corporation’s reclamation of its mine sites is continuous and on-going. The Corporation has received certain indemnifications from its predecessor, Viridian Inc., with respect to any claims for environmental damage relating to the operations at the Fort Saskatchewan refinery prior to 1994 and with respect to any claims in relation to the Corporation’s fertilizer business prior to 1996. The Corporation has assumed Viridian’s obligations to GNC in respect of environmental indemnities, but has also received indemnification from Viridian to the same extent, with respect to matters occurring prior to the commencement of operations of the Moa Joint Venture in 1994.

The Corporation and Moa Nickel have been indemnified by GNC with respect to a number of environmental matters. More particularly, damage arising from claims concerning identified or latent conditions relating to the operation of Moa Nickel facilities prior to the formation of the Moa Joint Venture, including health-related claims and required remediation of environmental damage done prior to the formation of the Moa Joint Venture, are subject to indemnification by GNC.

Moa Nickel is obliged to maintain a financial reserve for the purpose of reforestation of the areas that Moa Nickel has mined. Moa Nickel is not responsible for the reforestation of areas mined prior to November 30, 1994.

The Power division’s Varadero, Boca de Jaruco and Puerto Escondido plant sites are subject to regulation under Cuban environmental laws. The area in the vicinity of these sites has been used for the development and production of petroleum and natural gas and other industrial activity for many years. Baseline environmental surveys conducted prior to commencement of operations have confirmed the presence of pre-existing ground water contamination at each of the Varadero, Boca de Jaruco and Puerto Escondido plant sites. The Corporation believes that Energas has no liability under Cuban law for any pre-existing contamination at these sites.

For information on the Corporation’s abandonment and reclamation costs for its oil and gas business, see “Oil and Gas Reserves — Abandonment and Reclamation Costs” above.

Health and Safety

The Corporation is also subject to legal requirements governing the health and safety of the workforce. The Corporation believes that safe operations are essential for a productive and engaged workforce and sustainable growth. The Corporation is committed to workplace incident prevention and makes expenditures towards the necessary human and financial resources and site-specific systems to ensure compliance with its health and safety policies. For example, Sherritt is in the process of implementing enhanced health and safety and tailings management systems to improve how significant risks are prioritized, controlled, and monitored.

Sherritt’s approach to workplace health and safety includes involving its stakeholders, who include all of Sherritt’s employees and the communities where it operates, along with customers, investors, partners and service providers. The Corporation’s commitment to health and safety extends throughout the entire enterprise, starting with the Board.

In 2015, the Corporation experienced four fatalities. The Corporation has embarked on an enterprise-wide program to educate and train all employees on fatal risks and review its facilities. The Total Recordable Injuries index for employees was 0.41 and its Lost-Time Injuries index for employees was 0.14, compared to targets of 0.50 and 0. 18 respectively. Any injuries that occur are investigated to determine root cause and to establish necessary controls with the goal of preventing recurrence.

Greenhouse Gas Emission Frameworks

For information on the Federal and Provincial Greenhouse Gas Emission Frameworks, together with the United Nations clean development mechanism and other Federal, Provincial and regional initiatives, please refer to Schedule C — Greenhouse Gas Emission Frameworks of this Annual Information Form.

COMMUNITY INVESTMENT

Sherritt’s Community Investment initiatives focus on projects which support socio-economic development, public health and safety and natural and cultural heritage in the communities in which the Corporation operates.

In 2014, the Cuba corporate social responsibility (“CSR”) program provided support for public infrastructure in Moa, Cardenas, Matanzas, Santa Cruz del Norte and in several smaller communities, as well as providing materials such as public lighting, road repaving supplies and used buses. Projects undertaken to date as part of this program include the installation of sound and lighting equipment in the newly renovated cultural centre in Moa, the construction of an urban agricultural farm, providing lighting for public health facilities, freezers to food rationing outlets, materials to repair a water line leading to Moa and sewer access to a poultry farm. The Corporation also routinely makes personnel and equipment available to assist with cleanup and recovery from hurricanes.

Specific initiatives in Madagascar have included support to regional programs to improve the capacity of educators, training programs, agricultural techniques at schools in Toamasina, Brickaville and Moramanga, the development of small-, micro-, and-medium-sized businesses (through the Ambatovy Local Business Initiative run by the Ambatovy Joint Venture’s supply chain management department), training of local youth in maintaining healthy lifestyles and avoiding HIV/AIDS, and close collaboration with local authorities to establish measures that will protect the community from potential industrial accidents. In partnership with UNICEF, the Ambatovy Joint Venture built four cyclone-proof eco-schools (with a clean-water source and latrine facilities, as well as a sports field) made of ecologically friendly materials. The structured assistance plan that was put in place in earlier years to help workers transition from employment at the Ambatovy Joint Venture to new employment elsewhere was completed in 2013. The plan was started as construction ended and the workforce began to decline towards a steady-state operating level. The Ambatovy Joint Venture will continue to support local communities in the coming years through direct assistance. However, the majority of its efforts will be concentrated in assisting these communities in receiving a fair share of the royalties paid by the Ambatovy Joint Venture to the Malagasy Government and helping such communities in making maximum beneficial use of this income. Substantial progress has been made towards this objective in 2015: the Ambatovy Joint Venture, with the assistance of specialized consultants, worked in collaboration with national, regional and local authorities to design and propose mechanisms and structures that will ensure transparent and beneficial use of the royalties. In December 2015, the Minister of Finance formally approved the Ambatovy Joint Venture’s proposals. The Corporation expects an interministerial decree to be issued in early 2016 to authorize the creation of these structures, and the flow of royalties should reach the communities in the course of the year.

3.6 Employees

At December 31, 2015, the Corporation, including its subsidiaries and joint ventures, employed 6,372 individuals as set forth in the following table:

Metals(1)	5,544
Oil and Gas(2)	357
Power(3)	283
Technologies	128
Corporate(4)	60
Total	6,372

Notes:

(1)                                 Includes Sherritt and GNC employees seconded to the Moa Joint Venture (100% basis) and local employees of Sherritt seconded to the Ambatovy Joint Venture (100% basis) and others working at Ambatovy.

(2)                                 Includes employees of the entities through which the Corporation carries on its Oil and Gas business.

(3)                                 Includes employees of Energas.

(4)                                 Includes employees in the Havana corporate office.

The table above does not include contractors or service providers. 4,973 contractors were working at the Ambatovy Joint Venture as of December 31, 2015.

3.7 Risk Factors

An investment in securities of the Corporation is subject to certain risks. Before making any investment decision, a potential investor should carefully consider the risks described below, as well as the other information contained in and incorporated by reference in this Annual Information Form. These risks may not be the only risks faced by the Corporation. Additional risks and uncertainties not presently known by the Corporation or which are presently considered immaterial may also adversely impact the Corporation’s business, results of operations, and financial performance.

MARKET CONDITIONS

Generally

There has been, and continues to be, a climate of global economic uncertainty, which includes reduced economic growth, reduced confidence in financial markets, bank failures and credit availability concerns.

These economic events have had a negative effect on the mining and minerals and oil and gas sectors in general. The Corporation will continue to consider its future plans and options carefully in light of prevailing economic conditions.

Should these conditions continue or intensify, they could have a material adverse effect on the Corporation’s business, results of operations and financial performance.

Commodity Risk

Sherritt’s principal businesses include the sale of several commodities. Revenues, earnings and cash flows from the sale of nickel, cobalt, oil and gas are sensitive to changes in market prices, over which the Corporation has no control. The Corporation’s earnings and financial condition depend largely upon the market prices for nickel, cobalt, oil, gas and other commodities, which are volatile. The prices for these commodities can be affected by numerous factors beyond the Corporation’s control, including expectations for inflation, speculative activities, relative exchange rates to the U.S. dollar, production activities of mining and oil and gas companies, global and regional supply and demand, supply and market prices for substitute commodities, political and economic conditions and production costs in major producing regions. The prices for these commodities have fluctuated widely in recent years. Significant further reductions in commodity prices or sustained low commodity prices could have a material adverse effect on the Corporation’s business, results of operations and financial performance.

Sherritt’s current businesses are dependent upon commodity inputs such as natural gas, sulphur, sulphuric acid, coal, electricity, fuel oil, diesel and related products, and materials that are subject to prevailing commodity prices. Costs and earnings from the use of these products are sensitive to changes in market prices over which Sherritt has no control.

Market Fluctuations and Share Price Volatility

In recent years, the securities markets in Canada and the rest of the developed world have experienced price and volume volatility, which have affected the market price of Sherritt’s securities. The market prices of Sherritt’s securities have been and, may continue to be, affected by these fluctuations, as well as varying in response to a number of other events and factors. These factors may include, but are not limited to: the price of commodities, Sherritt’s operating performance; the public’s reaction to the Corporation’s press releases, other public announcements and the Corporation’s filings with the various securities regulatory authorities; changes in earnings estimates or recommendations by research analysts who trade the Corporation’s common shares or the shares of other companies in the resource sector. In the past year, the market price and trading volume of Sherritt’s securities has decreased significantly, resulting in the Corporation’s Shares being removed from the composite index of the Toronto Stock Exchange. The lower trading price of Sherritt’s Shares has also led to an increase in price volatility, as small increases or decreases in trading price result in a larger proportional percentage change than would have occurred at higher values.

In addition to the factors listed above, securities markets have recently experienced a large degree of price and volume volatility and the market price of many companies have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. As such. there can be no assurance that price and volume fluctuations in the market price of Sherritt’s securities, will not continue to occur.

Liquidity and Access to Capital

Sherritt’s ability to fund its capital and operating expenses and to meet its financial obligations depend on its ability to generate sufficient cash flow from its operations and its ability to obtain additional financing and/or refinance its existing credit facilities and loans on terms that are acceptable to the Corporation. As noted in the risk factor entitled “Commodity Risk” above, Sherritt’s earnings and financial condition are highly dependent upon the market prices for nickel, cobalt, oil, gas and other commodities, which are highly volatile in nature. Should the current negative trend in commodity prices continue, Sherritt may find itself unable to access sufficient capital to fund its operations in the manner required for the long-term viability of the business and/or remain in compliance with its debt covenants. Failure to adequately fund its operations or meet its financial obligations could have a material adverse effect on Sherritt’s business, results of operations and financial performance.

Sherritt’s current financing includes, among other things, a $115 million Syndicated Facility and $750 million in Debentures. The total available draw under the Corporation’s Syndicated Facility is based on eligible receivables and inventory, and the facility is currently fully drawn. If commodity prices remain at similar levels or continue to decline this could result in materially fewer funds being available to Sherritt under the Syndicated Facility. Certain debt covenants under the Syndicated Facility are based on ratios involving the Corporation’s EBITDA and/or equity, which would also be negatively affected by decreased commodity prices. As at December 31, 2015, Sherritt exceeded the financial debt to equity covenant of the Syndicated Facility as a result of the impairment charges recognized in the assets of the Ambatovy Joint Venture. Subsequent to year end, the Corporation received a waiver for this covenant on the Syndicated Facility as at December 31, 2015. There can be no assurance that this waiver will be extended. Unless the lenders otherwise agree, a breach of such covenants could result in a default and could lead to an acceleration of repayment and early termination of the Syndicated Facility, which could have a material adverse impact on the Corporation’s liquidity, and its business, results of operations and financial performance.

Please see the risk factor entitled “Ambatovy Liquidity and Funding Risk”.

There is no guarantee that the Corporation will be able to refinance its Debentures, as they come due, on terms and conditions that would be acceptable to the Corporation. Similarly, there is a risk that Sherritt will not be able to raise funds in the equity capital markets on terms that are acceptable to the Corporation.

Please see the risk factor entitled “Restrictions in Debt Instruments, Debt Covenants and Mandatory Repayments” for more information on Sherritt’s loans and borrowings and on the effect of non-compliance with certain debt covenants.

AMBATOVY LIQUIDITY AND FUNDING RISKS

Due to the current nickel pricing environment, the Ambatovy Joint Venture will likely require ongoing financing in order to support debt service repayments and continued operations. Although the Ambatovy Joint Venture has successfully secured sufficient financing from its shareholders and third party lenders in the past, there can be no assurance that it will be successful in securing additional financing or creditor concessions when required or on favourable terms. If the Ambatovy Joint Venture is unable to continue operations, this would have a material adverse effect on Sherritt’s investment in the Ambatovy Joint Venture, and on the Corporation’s business, results of operations and financial performance.

The Ambatovy Joint Venture borrowed US$2.1 billion (US$1.6 billion as at December 31, 2015) under the Ambatovy Financing Agreements and all of the Ambatovy Joint Venture’s assets and the interests of its shareholders in the Ambatovy Joint Venture have been pledged as security for the financing. If the Ambatovy Joint Venture is unable to make semi-annual interest and principal repayments, the Ambatovy Senior Lenders could realize upon their security and seize all of the Ambatovy Joint Venture’s assets and all of Sherritt’s interest therein. This would have a material adverse effect on Sherritt’s investment in the Ambatovy Joint Venture, and on the Corporation’s business, results of operations and financial performance. Please see “Liquidity and Access to Capital”, above, and “Restrictions in Debt Instruments, Debt Covenants and Mandatory Repayments” and “Reliance on Partners”, below, for additional information.

Total cash calls of US$85 million were due to the Ambatovy Joint Venture in January and March 2016, and Sherritt did not fund its 40% pro-rata share (US$34 million). By agreement amongst the Ambatovy Partners, Sherritt is not considered to be a defaulting shareholder under the Ambatovy Joint Venture Shareholders Agreement (the “Shareholders Agreement”) as a consequence of such non-funding and Sherritt’s unfunded amounts accrue interest at LIBOR +3%. These amounts (including accrued interest) will be subtracted from future Ambatovy Joint Venture distributions, or may be off set by the Ambatovy Joint Venture against certain other amounts owed to Sherritt. Sherritt also has the option to pay such amounts in cash at any time at Sherritt’s election. Until the funding deficit is cured, and subject to continued discussions amongst the Ambatovy Partners, Sherritt will not receive any Ambatovy Joint Venture distributions and will not exercise its voting rights at the Ambatovy Joint Venture’s Executive Committee, its corporate Boards of Directors and its Shareholder Meetings. The Ambatovy Partners and the Ambatovy Senior Lenders continue to seek a solution on future Ambatovy Joint Venture funding and debt service. In the event that a solution satisfactory to Sherritt is not achieved, there can be no assurance that Sherritt will resume its funding, nor that the existing arrangements between the Ambatovy Partners will be extended to funding any future cash calls.

Unless otherwise agreed with the other Ambatovy Partners, Sherritt would be in breach of the Shareholders Agreement if it fails to resume funding approved cash calls. As a consequence of such breach, Sherritt would become a defaulting shareholder and until its funding deficit was cured: (a) any unfunded amounts would continue to accrue interest at LIBOR +3%; (b) Sherritt would not receive any Ambatovy Joint Venture distributions; (c) Sherritt would lose its voting rights at the Ambatovy Joint Venture’s Executive Committee, its corporate Boards of Directors and its Shareholder Meetings; (d) Sherritt would lose its right to attend and be represented at meetings of the Ambatovy Joint Venture’s Executive Committee and its corporate Boards of Directors; (e) it will be required to offer its 40% shareholder interest and subordinated loans pro rata to the other Ambatovy Partners who have the right to purchase them at the lower of fair market value and book value; (f) the other Ambatovy Partners can elect to cure Sherritt’s funding deficit by funding on Sherritt’s behalf, in which case such funding is deemed to be a loan to Sherritt, payable on demand, which accrues interest at LIBOR +3% and is limited recourse to Sherritt’s interest in the Ambatovy Joint Venture and repayable from future distributions; and (g) the other Ambatovy Partners can elect to dilute Sherritt’s interest by converting such deemed loans or by funding on Sherritt’s behalf and electing dilution of Sherritt’s interest, without any deemed loan. In the event that any of the other Ambatovy Partners elect to purchase the Corporation’s interest pursuant to paragraph (e), there can be no assurance that the Corporation will receive any proceeds once such purchase price is offset against amounts outstanding under the Partner Loans.

Due to the Ambatovy Joint Venture’s current and projected funding requirements, and the distribution sharing arrangements under the Partner Loans, in a persistently low nickel price environment there can be no certainty that Sherritt will receive any distributions from the Ambatovy Joint Venture. Accordingly, Sherritt’s continued funding and ongoing involvement in the

Ambatovy Joint Venture may not be commercially or economically justified. Sherritt’s future involvement as operator and equity partner in the Ambatovy Joint Venture will be significantly impacted by the outcome of the ongoing discussions between and amongst Sherritt, the other Ambatovy Partners, and the Ambatovy Senior Lenders regarding future funding of Ambatovy Joint Venture and modifications to the terms of the Ambatovy Joint Venture Financing. There can be no assurance that these discussions will result in concessions or favourable terms for Sherritt. Whether as a result of Sherritt not funding cash calls or otherwise (and unless the other Ambatovy Partners otherwise agree), Sherritt’s equity interest in the Ambatovy Joint Venture and entitlements to future distributions could be at risk and there is no assurance that it will be able to retain all or any portion of its equity interest or entitlement to future distributions, which could have a materially adverse effect on the Corporation’s business, results of operations, and financial performance.

Please see the risk factors entitled “Restrictions in Debt Instruments, Debt Covenants and Mandatory Repayments”, below, for additional information.

RESTRICTIONS IN DEBT INSTRUMENTS, DEBT COVENANTS AND MANDATORY REPAYMENTS

Sherritt is a party to certain agreements in connection with the Syndicated Facility, as well as the trust indenture governing its 7.875% Notes, its 7.50% Notes and its 8.00% Notes (collectively, the “Indenture”). Sherritt is also a party to various agreements with the Ambatovy Senior Lenders relating to the US$2.1 billion (US$1.6 billion as at December 31, 2015) Ambatovy Financing Agreements. In addition, Sherritt has two tranches of loans — the Partner Loans — with the other Ambatovy Partners (and certain other parties) that were used to fund Sherritt’s contributions to the Ambatovy Joint Venture. These agreements and loans contain covenants which could have the effect of restricting Sherritt’s ability to react to changes in Sherritt’s business or to local and global economic conditions. In addition, Sherritt’s ability to comply with these covenants and other terms of its indebtedness may be affected by changes in the Corporation’s business, local or global economic conditions or other events beyond the Corporation’s control. Failure by Sherritt to comply with the covenants contained in the Indenture, the Syndicated Facility, the Ambatovy Financing Agreements, the Partner Loans or any future debt instruments or credit agreements, could materially adversely affect the Corporation’s business, results of operations, and financial performance.

The Corporation provided certain completion guarantees to the Ambatovy Senior Lenders under the Ambatovy Financing Agreements. These guarantees became non-recourse to the Corporation once the Ambatovy Joint Venture achieved financial completion in September 2015. As a result, the Ambatovy Senior Lenders’ recourse under the Ambatovy Joint Venture Financing Agreements, including for repayment of semi-annual of principal and interest, is limited to the Ambatovy Joint Venture and Sherritt’s and the other Ambatovy Partners’ interests therein.

The Initial Partner Loans ($134.6 million as at December 31, 2015) are generally repayable by Sherritt or a wholly-owned subsidiary of Sherritt solely from the proceeds of distributions from the Ambatovy Joint Venture. Recourse under these loans is generally limited to Sherritt’s interest in the Ambatovy Joint Venture and is subordinate to the security interests therein held by the Ambatovy Senior Lenders. If Sherritt becomes a defaulting shareholder under the terms of the Shareholders Agreement, for example, by failing to fund a cash call, a cross-default to the Initial Partner Loans would be triggered and the lenders could elect to accelerate repayment. However, due to the limited recourse nature of the loans, such acceleration will not require Sherritt to repay the loans until after August 2023 and the lenders’ recourse is effectively limited to their subordinated security interest over Sherritt’s interest in and future distributions from the Ambatovy Joint Venture. While recourse is generally limited, Sherritt can be obligated to repay any outstanding amount of the Initial Partner Loans if they have not been repaid in full by August 2023 or if the Ambatovy Senior Lenders exercise remedies as a result of a default by the Ambatovy Joint Venture under the Ambatovy Financing Agreements. In either case, Sherritt has the option to repay in cash or, provided its Shares are trading on the Toronto Stock Exchange at the time of payment, in common shares. Unless the lenders otherwise agree, the Initial Partner Loans also require repayment in cash within five business days in the event of the sale of all or substantially all of the assets of Sherritt, the acquisition of more than 50% of the Shares of Sherritt or a corporate restructuring of Sherritt. Repayment of the Initial Partner Loans in cash could have significant consequences for Sherritt’s liquidity and could materially adversely affect the Corporation’s business, results of operations and financial performance. In those cases where it has the option, if Sherritt elects to repay all or any portion of the Initial Partner Loans in Shares this could result in significant dilution to existing shareholders depending on the prevailing Share price at the time of payment.

The Additional Partner Loans ($1,303.2 million as at December 31, 2015) are repayable by a wholly-owned subsidiary of Sherritt solely from the proceeds of distributions from the Ambatovy Joint Venture. Recourse for a default under these loans is generally limited to Sherritt’s interest in and future distributions from the Ambatovy Joint Venture, and is also subordinate to the security interests therein held by the Ambatovy Senior Lenders. These loans are recourse to Sherritt in circumstances where there is a breach of specific restrictions in the loan documents by Sherritt or its wholly-owned subsidiaries that hold Sherritt’s interest in the Ambatovy Joint Venture. These restrictions are generally aimed at preserving the lenders’ security interests by restricting the activities of such subsidiaries, for example, by prohibiting the pledging of Sherritt’s interest in the Ambatovy Joint Venture or a corporate reorganization of a subsidiary that holds such interest.

If Sherritt becomes a defaulting shareholder under the terms of the Shareholders Agreement, a cross-default to the Initial Partner Loans would be triggered, which in turn could trigger a cross-default under the Syndicated Facility. However, the lenders under the Syndicated Facility have waived any default attributable to Sherritt becoming a defaulting shareholder under the Shareholders Agreement due to non-funding and any cross-default under the partner loans that would be triggered as a result of thereof. Certain breaches of the Shareholders Agreement could also trigger a default under the Additional Partner Loans. However, this would not trigger a cross-default under the Syndicated Facility.

If a cross-default to the Partner Loans is triggered, and the lenders under those loans were to accelerate repayment, although generally such acceleration would not require repayment by Sherritt until after August 2023 it could in turn trigger a cross-default under the Indenture. Such a cross-default under the Indenture could result in acceleration of the Debentures unless the default is cured by repaying the partner loan or waived in accordance with the Indenture. Sherritt likely would not have sufficient cash and short term investments to repay all or any portion of the amounts outstanding under any or all series of outstanding Debentures (in the aggregate, $750 million principal amount as at December 31, 2015) and there can be no assurance that Sherritt could refinance such amounts. Acceleration of the Partner Loans and/or the Debentures would, in turn, trigger an event of default under the Syndicated Facility. Accordingly, acceleration of any one or more series of debentures could materially adversely affect the Corporation’s business, results of operations, and financial performance.

RELIANCE ON PARTNERS

The Corporation holds its interest in certain projects and operations through joint ventures or partnerships. A failure by a partner to comply with its obligations under applicable partnership or similar joint venture arrangements, to continue to fund such projects or operations, or a breakdown in relations with its partners could have a material adverse effect on the Corporation’s business, results of operations and financial performance.

In addition, the Corporation is currently in discussions with its Ambatovy Partners regarding modifications to the Ambatovy Joint Venture financing structure. Failure to achieve modifications that are satisfactory to the Corporation could lead Sherritt to be in breach of its obligations under the Ambatovy Joint Venture funding arrangements. For information regarding the possible consequences of a failure to comply with such arrangements please see “Ambatovy Liquidity and Funding Risks” for additional information.

OPERATING RISKS

Variability in production at the Sherritt’s operations in Madagascar and Cuba are most likely to arise from following categories of potential risk: (i) Parts and Equipment — the inherent risk that parts and equipment may fail or fail to perform in accordance with design due to mechanical or engineering issues. Given the location and associated logistics, replacement components may not be immediately available; and (ii) Operational Risk — production is directly affected by the performance of core operators and maintenance teams. Supplementary operators and maintenance personnel, experienced in steady-state operations, have been mobilized to assist in training and to mitigate risks.

Please see the Risk Factors entitled “Risks Related to Sherritt’s Operations in Madagascar” and “Risks Related to Sherritt’s Operations in Cuba” for additional information.

COMPLETION OF THE MOA JOINT VENTURE ACID PLANT

The Corporation and GNC have agreed on the terms to complete the 2,000 tonne per day acid plant at Moa. Agreement was reached with a Cuban financial institution to fund the full amount of the estimated US$67.2 million required to complete this project and funding has occurred since 2013. The issues which have caused previous delays in the construction of the acid plant have largely been resolved and construction is progressing well. There can be no assurance that the completion of the acid plant may not be further delayed for reasons outside of the Corporation’s control. Any delay would postpone the Moa Joint Venture’s ability to realize the cost savings anticipated from the completion of the acid plant. Further, should additional delays occur or if the cost of completion exceeds $67.2 million further funding may not be available.

TRANSPORTATION

Sherritt’s operations depend on an uninterrupted flow of materials, supplies, equipment, services and finished products. Due to the geographic location of many of Sherritt’s properties and operations, this flow is highly dependent on third parties for the provision of rail, port, marine, shipping and other transportation services. Sherritt negotiates prices for the provision of these services in circumstances where it may not have viable alternatives to using specific providers, or have access to regulated rate setting mechanisms. Contractual disputes, demurrage charges, classification of commodity inputs and finished products, rail, marine and port capacity issues, availability of vessels and rail cars, weather problems, labour disruptions or other factors could have a material adverse effect on Sherritt’s ability to transport materials according to schedules and contractual commitments and could have a material adverse effect on the Corporation’s business, results of operations and financial performance.

In particular, the Corporation’s metals process plants rely on access to rail, port and marine shipping for certain raw material inputs and for the export of refined metals and fertilizers.

UNCERTAINTY OF GAS SUPPLY TO ENERGAS

Energas does not own the gas reserves contained in the Oilfields located in the vicinity of the Energas plant sites, nor does it control the rate or manner in which such gas reserves are produced. CUPET reserves the right to produce crude oil from such fields at such rates as the Government of Cuba may deem necessary in the national interest, which may affect the future supply of gas to Energas. Although the Corporation believes that generation of electricity will remain a key priority of the Government of Cuba and that the Oilfields will be operated in a manner which optimizes gas production, gas reserves are being depleted and there can be no certainty that sufficient quantities of gas will be available to operate the Energas facilities at maximum or economic capacity for the duration of the term of the Energas joint venture. Power generation fluctuates on a yearly basis when pipeline capacity and transport gas is inadequate. For example, a new pipeline is being constructed in 2016, during which time gas supply will be restricted to volumes below those experiences in 2015. Adequate future supplies of gas may depend, in part, upon the successful development of new oil fields as the existing fields are being depleted and the introduction of production practices designed to optimize the recovery of oil and gas reserves. No independent reserve report has been prepared with respect to gas reserves in Cuba, due to a lack of available technical information from CUPET.

DEPLETION OF RESERVES

Subject to any future expansion or other development, production from existing operations at the Corporation’s mines and wells will typically decline over the life of the mine or well. As a result, Sherritt’s ability to maintain or increase its current production of nickel, cobalt and oil and gas and generate revenues therefrom will depend significantly upon the Corporation’s ability to discover or acquire and to successfully bring new mines and wells into production and to expand mineral and oil and gas reserves at existing operations. Exploration and development of mineral and oil and gas properties involves significant financial risk. Very few exploratory properties are developed into operating mines or wells. Whether a deposit will be commercially viable depends on a number of factors, including: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; commodity prices, which are highly cyclical; political and social stability; and government regulation, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of natural resources and environmental protection. Even if the Corporation identifies and acquire an economically viable deposit, several years may elapse from the initial stages of development. Significant expenses could be incurred to locate and establish reserves, to develop the required extractive processes and to construct mining or drilling and processing facilities. The original PSCs are scheduled to revert to Cuban ownership in 2017 and 2018, and the Corporation does not expect to carry out any further drilling activity on the original PSCs or for the original PSCs to be extended. Accordingly, after 2017/2018 any future oil and gas production presently will depend on new reserves in Block 10 and 8A. Sherritt cannot provide assurance that its exploration or development efforts will result in any new commercial operations or yield new mineral or oil and gas reserves to replace or expand current reserves.

RELIANCE ON KEY PERSONNEL AND SKILLED WORKERS

Sherritt’s operations require employees and contractors with a high degree of specialized technical, management and professional skills, such as engineers, trades people and plant and equipment operators. In some geographic areas, the Corporation competes with other local industries for these skilled workers. For example, in its Cuba operations, the Corporation is dependent on the government for the provision of skilled workers. In its Madagascar operations, the Corporation is required to recruit many skilled workers internationally and train locally, due to the limited number of local skilled workers in Madagascar. This challenge is further intensified by high expectations, from both the Malagasy government and the local community, for Sherritt to provide local employment.

If Sherritt is unable to find an adequate supply of skilled workers, a decrease in productivity or an increase in costs may result which could have a material adverse effect on the Corporation’s business, results of operations and financial performance. The success of Sherritt’s operations and activities is dependent to a significant extent on the efforts and abilities of its senior management team, as well as outside contractors, experts and its partners. The loss of one or more members of senior management, key employees, contractors or partners, if not effectively replaced in a timely manner, could have a material adverse effect on the Corporation’s business, results of operations and financial performance.

EQUIPMENT FAILURE AND OTHER UNEXPECTED FAILURES

Interruptions in Sherritt’s production capabilities would be expected to increase its production costs and reduce its profitability. The Corporation may experience material shutdowns or periods of reduced production because of equipment failures and this risk may be increased by the age of certain of the Corporation’s facilities or facilities of third parties in which the Corporation’s products are processed. In addition to equipment failures, the Corporation’s facilities are also subject to the risk of loss due to unanticipated events such as fires, explosions or adverse weather conditions. Shutdowns or reductions in operations could have a material adverse effect on the Corporation’s business, results of operations and financial performance. Remediation of an interruption in production capability could require the Corporation to make large expenditures. Further, longer-term business disruptions could result in a loss of customers. All of these factors could have a material adverse effect on the Corporation’s business, results of operations and financial performance.

MINING, PROCESSING AND REFINING RISKS

The business of mining, processing and refining involves many risks and hazards, including environmental hazards, industrial accidents, labour-force disruptions, supply problems and delays, unusual or unexpected geological or operating conditions, geology-related failures, change in the regulatory environment, weather conditions, floods, earthquakes and water conditions. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. As a result, Sherritt may incur significant liabilities and costs that could have a material adverse effect upon its business, results of operations and financial performance.

Other risks and uncertainties which could impact the performance of mining projects include factors such as the ore characteristics; adverse impacts from construction or commissioning activities on ongoing operations; and difficulties with commissioning, changing geological conditions and integrating the operations of newly constructed mines and processing facilities.

UNCERTAINTY OF RESOURCES AND RESERVE ESTIMATES

Sherritt has reserves of nickel, cobalt, oil and gas. Reserve estimates are imprecise and depend partly on statistical inferences drawn from drilling, which may prove to be unreliable. Future production could differ from reserve estimates for the following reasons:

•        mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

•        declines in the market price of nickel, cobalt, oil and gas or increases in operating costs and processing costs may render the production of some or all of Sherritt’s reserves uneconomic;

•        the grade or quality of reserves may vary significantly from time to time and there is no assurance that any particular level of nickel, cobalt, oil or gas may be recovered from the reserves; and

•        legislative changes and other political changes in jurisdictions in which Sherritt operates may result in changes to Sherritt’s ability to exploit reserves.

Any of these or other factors may require Sherritt to reduce its reserve estimates, reduce its production rates, or increase its costs. Past drilling results are not necessarily indicative of future drill results. Should the market price of any of the above commodities fall, or unit operating costs prove to be higher than expected, Sherritt could be required to materially write down its investment in its resource properties or delay or discontinue production or the development of projects.

ENVIRONMENTAL REHABILITATION PROVISIONS

Sherritt has estimated environmental rehabilitation provisions which management believes will meet current regulatory requirements. These future provisions are estimated by management using closure plans and other similar plans which outline the requirements that are expected to be carried out to meet the provisions. The provisions are dependent on legislative and regulatory requirements which could change. Because the estimate of provisions is based on future expectations, a number of assumptions and judgments are made by management in the determination of these provisions which may prove to be incorrect. As a result, estimates may change from time to time and actual payments to settle the provisions may differ from those estimated and such differences may be material.

The provision for: (i) costs incurred due to the October 31, 2013 breach at the Obed Mountain mine; and (ii) future costs of reclamation activities at the Coal Valley mine are subject to uncertainties. Such uncertainties are caused by the dynamic nature of the response effort, the range of remediation alternatives available and the corresponding costs of various clean-up methodologies and uncertainty regarding the extent and nature of the cost of remediation activities that may be necessary to meet the Corporation’s reclamation obligations, respectively. Sherritt is awaiting approval from regulatory agencies regarding certain portions of the Obed Mountain remediation plan which will determine the nature of the remaining remediation efforts. The outcome of the regulatory agencies’ review, along with various other factors such as adverse weather and temperature changes, could escalate total costs.

The Corporation has an obligation under applicable mining, oil and gas and environmental legislation to reclaim certain lands that it disturbs during mining, oil and gas production or other industrial activities. The Corporation is required to provide financial security to certain government authorities for some of its future reclamation costs. Currently, the Corporation provides this reclamation security by way of bank guarantees, corporate guarantees and irrevocable letters of credit issued under its senior credit facilities. The Corporation may be unable to obtain adequate financial security or may be required to replace its existing security with more expensive forms of security, including cash deposits, which would reduce cash available for operations. In addition, any increase in costs associated with reclamation and mine closure or termination of oil and gas field operations resulting from changes in the applicable legislation (including any additional bonding requirements) could have a material adverse effect on the Corporation’s business, results of operations and financial performance.

RISKS RELATED TO SHERRITT’S CORPORATE STRUCTURE

The Corporation holds its interest in certain operating companies, joint ventures or partnerships in Canada, Cuba, Spain, and Madagascar through one or more wholly-owned intermediary holding companies located in jurisdictions outside Canada, including the Bahamas, British Virgin Islands, Barbados, Cuba, Spain and the Netherlands. Certain payments, including payment of dividends or other distributions by these subsidiaries to the Corporation is subject to statutory regimes applicable to those entities. There can be no assurance that the applicable Canadian government, or some or all of the holding company jurisdictions will not adopt law and/or regulations more restrictive than those currently in effect which could have a material adverse effect on the Corporation’s financial performance. While these jurisdictions have experienced political stability for some time, we continue to regularly monitor changes to applicable laws and regulations.

POLITICAL, ECONOMIC AND OTHER RISKS OF FOREIGN OPERATIONS

Sherritt has operations located in Cuba, Madagascar, Spain and Pakistan. There can be no assurance that assets of companies operating in industries which are deemed of national or strategic importance in the countries in which the Corporation operates or has assets, including energy, mineral and petroleum exploration, development and production, will not be nationalized. Changes in policy that alter laws regulating the mining, oil and gas or energy sectors could have a material adverse effect on the Corporation. There can be no assurance that the Corporation’s assets in these countries will not be subject to nationalization, requisition or confiscation, whether legitimate on not, by an authority or body.

Sherritt is also subject to other political, economic and social risks relating to foreign operations which include, but are not limited to, forced modification or cancellation of existing contracts or permits, currency fluctuations and devaluations, unfavourable tax enforcement, changing political conditions, political unrest, civil strife, uncertainty regarding the interpretation and/or application of applicable laws in foreign jurisdictions, and changes in governmental regulations or policies with respect to, among other things, currency, production, price controls, profit repatriation, export controls, labour, taxation, trade, and environmental, health and safety matters or the personnel administering those regulations or policies. Any of these risks could have a material adverse effect on the Corporation’s business, results of operations and financial performance.

RISKS RELATED TO SHERRITT’S OPERATIONS IN MADAGASCAR

The Corporation is the operator of, and indirectly holds significant interests in the Ambatovy Joint Venture in Madagascar. Sherritt is subject to political, economic and social risks related to operating in Madagascar.

In 2002, the government of Madagascar passed the LGIM, which is legislation to manage large-scale mining projects. The Ambatovy Joint Venture is the first and currently the only project to be developed under the LGIM’s terms and provisions, which have been largely untested. Although the Ambatovy Joint Venture has received its eligibility certification under the LGIM, it is possible that the LGIM could be interpreted or amended in a manner that has a material adverse effect on the Ambatovy Joint Venture.

Madagascar has a history of political instability and there is no assurance that continuing political stability will be achieved.

In 2009, Madagascar experienced an unexpected change of government and the Transitional Government of Madagascar took control of the country. At several points during the following five year political crisis, the Transitional Government indicated that the Ambatovy Joint Venture’s status under the LGIM could be subject to review. However, the Ambatovy Joint Venture’s eligible status under the LGIM has since been confirmed by the CGIM, the government body responsible for overseeing the LGIM, on July 7, 2014. The Malagasy government is currently in the process of revising the Mining Code. While the amendments included in the current draft legislation do not affect the Ambatovy Joint Venture’s rights under the LGIM, there is no guarantee that such amendments could not be made in the future.

The political crisis came to an end with the holding of internationally recognized presidential elections in December 2013, whereby Mr. Hery Rajaonarimampianina was elected as the President of the Republic of Madagascar. While Mr. Rajaonarimampianina remains in power, the resignation of the Prime Minister, Mr. Roger Kolo on January 12, 2015 and subsequent appointment of Mr. Jean Ravelonarivo has triggered the appointment of a new government. The government may continue to have direct or indirect impact on the Ambatovy Joint Venture, and may adversely affect the Corporation’s business. Any changes in regulations or shifts in political attitudes are beyond the control of Sherritt and may adversely affect its business. Operations may be affected in varying degrees by the Government of Madagascar regulations with respect to production, price controls, export controls (including the recent requirement for the registration of imports and exports), income taxes or investment tax credits, tax reimbursements, royalties and fees, expropriation of property, environmental legislation, land use, water use and mine and plant safety or changes to the LGIM.

Operations in Madagascar may also be affected by the fact that Madagascar’s location potentially exposes it to cyclones and tropical storms of varying intensities. The risk of damage is dependent upon such factors as intensity, footprint, wind direction and the amount of precipitation associated with the storm and tidal surges. While the Ambatovy Joint Venture maintains comprehensive disaster plans and its facilities have been constructed to the extent reasonably possible to minimize damage, there can be no guarantee against severe property damage and disruptions to operations.

Madagascar is one of the poorest countries in the world, with low levels of economic activity and high levels of unemployment. These conditions are conducive to social unrest and instability that could, under certain circumstances, have an impact on the Ambatovy Joint Venture’s ability to produce and export its products. The Ambatovy Joint Venture continues to foster active working relations with relevant Malagasy authorities and civil society to mitigate social risk, maintain its social license, and facilitate operational activities.

Agencies of the Malagasy government have significant payment obligations to the Corporation in connection with the Ambatovy Joint Venture. This exposure to the Malagasy government and its potential inability or failure to fully pay such amounts could have an adverse effect on the Corporation’s financial condition and results of operations.

RISKS RELATED TO SHERRITT’S OPERATIONS IN CUBA

The Corporation directly or indirectly holds significant interests in mining, metals processing, exploration for and production of crude oil and the generation of electricity in Cuba. The operations of the Cuban businesses may be affected by economic pressures on Cuba. Risks include, but are not limited to, fluctuations in official or convertible currency exchange rates and high rates of inflation. Any changes in regulations or shifts in political attitudes are beyond the control of Sherritt and may adversely affect its business. Operations may be affected in varying degrees by such factors as Cuban government regulations with respect to currency conversion, production, project approval and execution, price controls, import and export controls, income taxes or reinvestment credits, expropriation of property, environmental legislation, land use, water use and mine and plant safety.

Operations in Cuba may also be affected by the fact that, as a Caribbean nation, Cuba regularly experiences hurricanes and tropical storms of varying intensities. The risk of damage is dependent upon such factors as intensity, footprint, wind direction and the amount of precipitation associated with the storm and tidal surges. While the Corporation, its joint venture partners and agencies of the Government of Cuba maintain comprehensive disaster plans and the Corporation’s Cuban facilities have been constructed to the extent reasonably possible to minimize damage, there can be no guarantee against severe property damage and disruptions to operations.

The Cuban government has allowed, for more than two decades, foreign entities to repatriate profits out of Cuba. However, there can be no assurance allowing foreign investment and profit repatriation will continue or that a change in economic conditions will not result in a change in the policies of the Cuban government or the imposition of more stringent foreign investment or foreign exchange restrictions. Such changes are beyond the control of Sherritt and the effect of any such changes cannot be accurately predicted.

Agencies of the Cuban government have significant payment obligations to the Corporation in connection with the Corporation’s Oil and Gas, Metals and Power operations in Cuba. This exposure to the Cuban government and its potential inability to fully pay such amounts could have a material adverse effect on the Corporation’s financial condition and results of operations.

RISKS RELATED TO U.S. GOVERNMENT POLICY TOWARDS CUBA

The United States has maintained a general embargo against Cuba since the early 1960s, and the enactment in 1996 of the Cuban Liberty and Democratic Solidarity (Libertad) Act (commonly known as the “Helms-Burton Act”) extended the reach of the U.S. embargo. In December 2014, President Obama announced his intention to normalize diplomatic relations between the United States and Cuba and to reduce certain restrictions on travel, commercial and personal transactions between Americans and Cubans. Bilateral discussions between the U.S. and Cuba have been advancing to some extent since that time.

The U.S. Embargo

In its current form, apart from the Helms-Burton Act, the embargo applies to most transactions involving Cuba or Cuban enterprises, and it bars all “U.S. Persons” from participating in such transactions unless such persons have general or specific licenses from the U.S. Department of the Treasury (“Treasury”) authorizing their participation in the transactions. U.S. Persons include U.S. citizens, U.S. residents, individuals or enterprises located in the United States, enterprises organized under U.S. laws and enterprises owned or controlled by any of the foregoing. Subsidiaries of U.S. enterprises are subject to the embargo’s prohibitions. The embargo also extends to entities deemed to be owned or controlled by Cuba (“specially designated nationals” or “SDNs”). The three entities constituting the Moa Joint Venture in which Sherritt holds an indirect 50% interest have been deemed SDNs by Treasury. Sherritt is not an SDN. The U.S. embargo generally prohibits U.S. Persons from engaging in transactions involving the Cuban-related businesses of the Corporation. Furthermore, despite the relaxation of certain restrictions over the past year, generally U.S.-originated technology, U.S.-originated goods, and many goods produced from U.S.-originated components or with U.S.-originated technology cannot under U.S. law be transferred to Cuba or used in the Corporation’s operations in Cuba. In 1992, Canada issued an order pursuant to the Foreign Extraterritorial Measures Act (Canada) to block the application of the U.S. embargo under Canadian law to Canadian subsidiaries of U.S. enterprises. In addition, Sherritt conducts its Cuba-related operations so as not to require U.S. Persons to violate the U.S. embargo. The general embargo limits Sherritt’s access to U.S. capital, financing sources, customers, and suppliers.

The Helms-Burton Act

Separately from the general embargo, the Helms-Burton Act authorizes sanctions on individuals or entities that “traffic” in Cuban property that was confiscated from U.S. nationals or from persons who have become U.S. nationals. The term “traffic” includes various forms of use of Cuban property as well as “profiting from” or “participating in” the trafficking of others.

The Helms-Burton Act authorizes damage lawsuits to be brought in U.S. courts by U.S. claimants against those “trafficking” in the claimants’ confiscated property. No such lawsuits have been filed because all Presidents of the United States in office since the enactment of the Helms-Burton Act have exercised their authority to suspend the right of claimants to bring such lawsuits for successive periods of up to six months. Pursuant to this authority, the President has suspended the right of claimants for successive six-month periods since 1996; the latest suspension extends through to July 31, 2016. The Corporation has nevertheless received letters from U.S. nationals claiming ownership of certain Cuban properties or rights in which the Corporation has an indirect interest. Even if the suspension were permitted to expire, Sherritt does not believe that its operations would be materially affected by any Helms-Burton Act lawsuits, because Sherritt’s minimal contacts with the United States would likely deprive any U.S. court of personal jurisdiction over Sherritt. Furthermore, even if personal jurisdiction were exercised, any successful U.S. claimant would have to seek enforcement of the U.S. court judgment outside the U.S. in order to reach material Sherritt assets. Management believes it unlikely that a court in any country in which Sherritt has material assets would enforce a Helms-Burton Act judgment.

The Foreign Extraterritorial Measures Act (Canada) was amended as of January 1, 1997 to provide that any judgment given under the Helms-Burton Act will not be recognized or enforceable in any manner in Canada. The amendments permit the Attorney General of Canada to declare, by order, that a Canadian corporation may sue for and recover in Canada any loss or damage it may have suffered by reason of the enforcement of a Helms-Burton Act judgment abroad. In such a proceeding, the Canadian court could order the seizure and sale of any property in which the defendant has a direct or indirect beneficial interest, or the property of any person who controls or is a member of a group of persons that controls, in law or in fact, the defendant. The property seized and sold could include shares of any corporation incorporated under the laws of Canada or a province.

The Government of Canada has also responded to the Helms-Burton Act through diplomatic channels. Other countries, such as the members of the European Union and the Organization of American States, have expressed their strong opposition to the Helms-Burton Act as well.

Nevertheless, in the absence of any judicial interpretation of the scope of the Helms-Burton Act, the threat of potential litigation discourages some potential investors, lenders, suppliers and customers from doing business with Sherritt.

In addition to authorizing private lawsuits, the Helms-Burton Act also authorizes the U.S. Secretary of State and the U.S. Attorney General to exclude from the United States those aliens who engage in certain “trafficking” activities, as well as those aliens who are corporate officers, principals, or controlling shareholders of “traffickers” or who are spouses, minor children, or agents of such excludable persons. The U.S. Department of State has deemed Sherritt’s indirect 50% interest in Moa Nickel S.A. to be a form of “trafficking” under the Helms-Burton Act. In their capacities as directors or officers of the Corporation, certain individuals have been excluded from entry into the U.S. under this provision. Management does not believe the exclusion from entry into the U.S. of such individuals will have any material effect on the conduct of the Corporation’s business.

The U.S. Department of State has issued guidelines for the implementation of the immigration provision, which state that it is “not sufficient in itself for a determination” of exclusion that a person “has merely had business dealings with a person” deemed to be “trafficking”. Also, the statutory definition of “traffics” relevant to the Helms-Burton Act’s immigration provision explicitly excludes “the trading or holding of securities publicly traded or held, unless the trading is with or by a person on the SDN List”.

The general embargo has been, and may be, amended from time to time, as may the Helms-Burton Act, and therefore the U.S. sanctions applicable to transactions with Cuba may become more or less stringent. The stringency and longevity of the U.S. laws relating to Cuba are likely to continue to be functions of political developments in the United States and Cuba, over which Sherritt has no control. President Obama’s announced intention to relax the general embargo may or may not result in further reductions in sanctions, but the pace and extent of any changes are uncertain and beyond Sherritt’s control. There can be no assurance that the general embargo and the Helms-Burton Act will not have a material adverse effect on the Corporation’s business results of operations or financial performance.

PROJECT DEVELOPMENT

Generally

Sherritt’s business includes the development, construction and operation of large mining, metals refining projects and electrical generation projects. Unforeseen conditions or developments could arise during the course of these projects that could delay or prevent completion of, and/or substantially increase the cost of construction and/or could affect the current and projected level of production, the sustaining capital requirements or operating cost estimates relating to the projects. Such conditions or developments may include, without limitation, shortages of equipment, materials or labour; delays in delivery of equipment or materials; customs issues; labour disruptions; poor labour productivity; community protests; difficulties in obtaining necessary services; delays in obtaining regulatory permits; local government issues; political events; regulatory changes; investigations involving various authorities; adverse weather conditions; unanticipated increases in equipment, material and labour costs; unfavourable currency fluctuations; access to financing; natural or man-made disasters or accidents; and unforeseen engineering, technical and technological design, geotechnical, environmental, infrastructure or geological problems. Any such event could delay commissioning, and affect production and cost estimates. There can be no assurance that the development or construction activities will proceed in accordance with current expectations or at all.

These risks and uncertainties could have a material adverse effect on the Corporation’s business, results of operations and financial performance.

Capital and Operating Cost Estimates

Capital and operating cost estimates made in respect of the Corporation’s operations and projects may not prove accurate. Capital and operating costs are estimated based on the interpretation of geological data, feasibility studies, anticipated climatic conditions and other factors. Any of the following, among the other events and uncertainties described herein, could affect the ultimate accuracy of such estimates: unanticipated changes in grade and tonnage to be mined and processed; incorrect data on which engineering assumptions are made; unanticipated transportation costs; the accuracy of major equipment and construction cost estimates; failure to meet scheduled construction completion dates and metal production dates due to any of the foregoing events and uncertainties; expenditures in connection with a failure to meet such scheduled dates; unsatisfactory construction quality resulting in failure to meet such scheduled dates; capital overrun related to the end of the construction phase in connection with, among other things, the demobilization of contractors and construction workers at any project; labour negotiations; unanticipated costs related to commencing operations, ramping up and/or sustaining production; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas or exportation of the Corporation’s products); and unanticipated changes in commodity input costs and quantities.

SIGNIFICANT CUSTOMERS

The Ambatovy Joint Venture has entered into long-term nickel offtake agreements with two companies (the “Ambatovy Offtakers”). The Ambatovy Offtakers have each agreed to purchase 50% of nickel production up to the stated refined nickel capacity (60,000 tonnes per year) on open account terms net 30 days after shipment, for re-sale in global markets. The Moa Joint Venture derives a material amount of revenue from certain customers in Europe and Asia. Payment is made by way of an irrevocable letter of credit in a form acceptable to the Ambatovy Senior Lenders or through open account terms that are secured by accounts receivable insurance or by payment upon presentation of documents at the time of shipment. Any cancellation of shipments would result in nickel being placed with other customers through the spot markets; however, prices realized could vary from those negotiated with the customer. Both the Moa Joint Venture and the Ambatovy Joint Venture’s finished nickel products qualify for delivery to the LME which provides a terminal market in the event that significant customers are unable to meet their contractual obligations.

All sales of Sherritt’s oil production in Cuba are made to an agency of the Government of Cuba, as are all electricity sales made by Energas. The access of the Cuban government to foreign exchange is severely limited. As a consequence, from time to time, the Cuban agencies have had difficulty in discharging their foreign currency obligations. During such times, Sherritt has worked with these agencies in order to ensure that Sherritt’s operations continue to generate positive cash flow. However, there is a risk, beyond the control of Sherritt, that receivables and contractual performance due from Cuban entities will not be paid or performed in a timely manner, or at all. If any of these agencies or the Cuban government are unable or unwilling to conduct business with Sherritt, or satisfy their obligations to Sherritt, Sherritt could be forced to close some or all of its Cuban businesses, which could have a material adverse effect upon Sherritt’s results of operations and financial performance.

Sherritt is entitled to the benefit of certain assurances received from the Government of Cuba and certain agencies of the Government of Cuba that protect it in many circumstances from adverse changes in law, although such changes remain beyond the control of the Corporation and the effect of any such changes cannot be accurately predicted.

FOREIGN EXCHANGE AND PRICING RISKS

Many of Sherritt’s businesses operate in currencies other than Canadian dollars and their products may be sold at prices other than prevailing spot prices at the time of sale. Sherritt is also sensitive to foreign exchange exposures when commitments are made to deliver products quoted in foreign currencies or when the contract currency is different from the product-pricing currency. The Moa Joint Venture derives the majority of its revenue from nickel and cobalt sales that are typically based on U.S. dollar reference prices over a defined period of time and collected in currencies other than U.S. or Canadian dollars in accordance with sales terms that may vary by customer and sales contract. Similarly, Oil and Gas and Power derives substantially all of their revenues from sales in U.S. dollars. Additionally, input commodities for Metals and other operating costs for Metals and the Corporation’s other operations are denominated in U.S. dollars. Accordingly, fluctuations in Canadian dollar exchange rates and price movements between the date of sale and final settlement may have a material adverse effect on the Corporation’s business, results of operations and financial performance.

ENVIRONMENT, HEALTH AND SAFETY

The Corporation’s worldwide operations are subject to extensive EH&S laws including: employee health and safety; air quality; water quality and availability; the protection and enhancement of the environment (including the protection of plants and wildlife); land-use zoning; development approvals; the generation, handling, use, storage, transportation, release, disposal and cleanup of regulated materials, including wastes; and the reclamation and restoration of mining properties after mining is completed. The Corporation’s operations are regulated by a variety of federal, provincial or state legislation and local by-laws. A breach of EH&S laws may result in the temporary suspension of operations, the imposition of fines, other penalties (including administrative penalties and regulatory prosecution), and government orders, which could potentially have a material adverse effect on operations.

EH&S laws require the Corporation to obtain certain operating licenses and impose certain standards and controls on the Corporation’s activities, and on the Corporation’s distribution and marketing of its products. Compliance with EH&S laws and operating licenses can require significant expenditures, including expenditures for pollution control equipment, clean-up costs and damages arising out of contaminated properties or as a result of other adverse environmental occurrences. There can be no assurance that the costs to ensure future or current compliance with EH&S laws would not materially affect the Corporation’s business, results of operations or financial performance.

The Corporation must comply with a variety of EH&S laws that restrict air emissions. Because many of the Corporation’s mining, drilling and processing activities generate air emissions from various sources, compliance with EH&S laws requires the Corporation to make investments in pollution control equipment and to report to the relevant government authorities if any emissions limits are exceeded. The Corporation is also required to comply with a similar regime with respect to its wastewater. EH&S laws restrict the amount of pollutants that the Corporation’s facilities can discharge into receiving bodies of water, such as groundwater, rivers, lakes and oceans, and into municipal sanitary and storm sewers. Other EH&S laws regulate the generation, storage, transport and disposal of hazardous wastes and generally require that such waste be transported by an approved hauler and delivered to an approved recycler or waste disposal site. Regulatory authorities can enforce these and other EH&S laws through administrative orders to control, prevent or stop a certain activity; administrative penalties for violating certain EH&S laws; and regulatory proceedings.

In addition, the operations of the Ambatovy Joint Venture in Madagascar are conducted in environmentally sensitive areas. In particular, the mine footprint is partly on first growth forest and portions of the pipeline traverse environmentally sensitive areas. Although the Ambatovy Joint Venture believes it is currently in material compliance with applicable laws, there can be no guarantee that it will remain in compliance or that applicable laws or regulations will remain the same.

The Corporation’s tailings storage facilities are subject to various EH&S laws and/or applicable management practices that govern the design, operation, and closure of such facilities. Risks associated with the failure of the tailings storage facilities include but are not limited to: biological and land use impacts, material property and economic loss, serious health and safety impacts, regulatory censure, and public concern. The Corporation believes that it is taking every reasonable precaution to prevent failures of its tailings storage facilities however, there can be no assurance that such incidents will not occur or that such incidents would not have a material adverse effect on the Corporation’s business, results of operations or financial performance.

The Corporation assesses environmental impacts before initiating major new projects and before undertaking significant changes to existing operations. The approval process can entail public hearings and may be delayed or not achieved, reducing the ability of the Corporation to continue portions of its business at expanded or even existing levels. Furthermore, the Corporation’s existing approvals could potentially be suspended, or future required approvals denied, which would reduce the ability of the Corporation to meet project schedules or cost objectives and to continue portions of its business at expanded or even existing levels.

The Corporation is subject to legal requirements governing the health and safety of the workforce. The Corporation believes that safe operations are essential for a productive and engaged workforce and sustainable growth. The Corporation is committed to workplace incident prevention and makes expenditures towards the necessary human and financial resources and site-specific systems to ensure compliance with its health and safety policies. Any injuries that may occur are investigated to determine root cause and to establish necessary controls with the goal of preventing recurrence. While the Corporation has implemented extensive health and safety initiatives to ensure the safety of its employees, contractors and surrounding communities, there can be no assurance that such measures will eliminate the occurrence of accidents or other incidences which could result in personal injury or property damage or result in regulatory fines or civil suits.

New or amended EH&S laws may further require the protection and enhancement of the environment, and, as a consequence, mining activities may be even more closely regulated. Such legislation and changes to legislation, as well as future interpretations of laws and increased enforcement, may require substantial increases in mining equipment and operating costs and delays, interruptions or a termination of operations, the extent of which cannot be predicted.

The potential impact of evolving regulations, including on product demand and methods of production and distribution, is not possible to predict. However, the Corporation closely monitors developments and evaluates the impact such changes may have on the Corporation’s financial condition, product demand and methods of production and distribution. Independently and through involvement in various associations, the Corporation responds to potential changes to EH&S laws by participating, as appropriate, in the public review process, thus ensuring the Corporation’s position is understood and considered in the decision-making process. The Corporation seeks to anticipate and prepare for public and regulatory concerns well in advance of such projects. Communication with regulators and the public is considered a key tool in gaining acceptance and approval for new projects.

CLIMATE CHANGE/GREENHOUSE GAS EMISSIONS

The federal government has repeatedly announced its intention to implement a regulatory framework that would require significant reductions of GHG emissions by Canada’s largest industrial sectors. This includes the industrial sectors to which the Corporation provides its products, the majority of the facilities in Canada from which the Corporation ultimately obtains power, and some of the Corporation’s facilities.

In addition, various Canadian provincial governments and other regional initiatives are moving ahead with GHG reduction and other initiatives designed to address climate change. Given the present uncertainty around the practical application of specific provisions in any federal regulations and the impact of other provincial or regional initiatives, it is not yet possible to estimate with specificity the impact to the Corporation’s operations. However, the Corporation’s Canadian operations are large facilities, so the establishment of emissions regulations (whether in the manner described above or otherwise) may well affect them and may have a material adverse effect on the Corporation’s business, results of operations and financial performance. In addition, the Corporation’s operations require large quantities of power and future taxes on or regulation of power producers or the production of oil and gas or other products may also add to the Corporation’s operating costs.

COMMUNITY RELATIONS AND SOCIAL LICENSE TO GROW AND OPERATE

The Corporation’s relationship with the communities in which it operates is critical to ensure the future success of its existing operations and the further development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain organizations and individuals are vocal critics of the resource industries and their practices. Adverse publicity generated by such organizations or individuals related to extractive industries generally, or to the Corporation’s operations specifically, could have an adverse effect on the Corporation’s reputation or financial condition and may impact its relationship with the communities in which it operates. While the Corporation is committed to sustainable practices and has implemented certain initiatives with respect thereto, there is no guarantee that the Corporation’s efforts will mitigate this potential risk.

CREDIT RISK

Sherritt’s sales of nickel, cobalt, oil, gas and electricity expose the Corporation to the risk of non-payment by customers. Sherritt manages this risk by monitoring the creditworthiness of its customers, covering some exposure through receivables insurance, documentary credit and seeking prepayment or other forms of payment security from customers with an unacceptable level of credit risk. There are also certain credit risks that arise due to the fact that all sales of oil and electricity in Cuba are made to agencies of the Cuban government (see “Risks Related to Sherritt’s Operations in Cuba”). Additionally, there are credit risks that arise due to the fact that there are currently value-added tax receivables and receivables related to the Corporation’s Power business that are outstanding from the Malagasy government (see “Risks Related to Sherritt’s Operations in Madagascar”). Although Sherritt seeks to manage its credit risk exposure, there can be no assurance that the Corporation will be successful in eliminating the potential material adverse impacts of such risks.

SHORTAGE OF EQUIPMENT AND SUPPLIES

The global demand for some of the equipment and related goods used in Sherritt’s operations vary and may exceed supply. If equipment or other supplies cannot be procured on a timely or competitive basis, Sherritt’s expansion activities, production, development or operations could be negatively affected.

COMPETITION IN PRODUCT MARKETS

The business of mining, processing and refining is intensely competitive and even if commercial quantities of mineral resources are developed, a profitable market may not exist for the sale of these commodities. Sherritt competes with companies that may have greater assets and financial resources, and may be able to sustain larger losses than Sherritt to develop or continue business. The Corporation’s competitive position is determined by its costs in comparison to those of other producers in the world. If Sherritt’s costs increase relative to its competitors, its earnings may be adversely affected.

FUTURE MARKET ACCESS

Sherritt’s access to markets in which it operates may be subject to ongoing interruptions and trade barriers due to policies and tariffs of individual countries and the actions of interest groups to restrict the import of certain commodities. There can be no assurance that Sherritt’s access to these markets will not be restricted.

INTEREST RATE CHANGES

The Corporation’s exposure to changes in interest rates results from investing and borrowing activities undertaken to manage its liquidity and capital requirements. The Corporation has incurred indebtedness that bears interest at fixed and floating rates. There can be no assurance that the Corporation will not be adversely affected by interest rate changes.

INSURABLE RISK

Sherritt employs risk management practices to reduce and mitigate operational risks and other hazard risks and exposures, although it is impossible to completely protect its operations from all such risks. The Corporation places types and an amount of insurance that it considers consistent with industry practice to the extent coverage is available and cost effective. Such coverage includes third-party liability insurance and property and business interruption insurance. Such insurance, however, contains exclusions and limitations on coverage. Accordingly, the Corporation’s insurance policies may not provide coverage for all losses related to the Corporation’s business. The occurrence of losses, liabilities or damage not covered by insurance policies could have a material adverse effect on the Corporation’s business, results of operations and financial performance.

Sherritt cannot be certain that insurance will be available to the Corporation, or that appropriate insurance will be available on terms and conditions acceptable to the Corporation. The difficulty in obtaining certain levels of insurance has increased over time as a result of reduced market capacity due to the limited participation of insurers in certain industries and also Caribbean- and Madagascar-based risks. In some cases, coverage is not available or considered too expensive relative to the perceived risk. The Corporation may also become liable for damages arising from unforeseen events which it cannot insure or chooses to self-insure. Costs incurred to repair uninsured damage or to pay associated liabilities may have a material adverse effect on the Corporation’s business, results of operation and financial performance.

LABOUR RELATIONS

Some of the Corporation’s employees are unionized. Strikes, lockouts or other work stoppages could have a material adverse effect on the Corporation’s business, results of operations and financial performance. In addition, any work stoppage or labour disruption at key customers or service providers could impede the Corporation’s ability to supply products, to receive critical equipment and supplies for its operations or to collect payment from customers encountering labour disruptions. Work stoppages or other labour disruptions could increase the Corporation’s costs or impede its ability to operate one or more of its operations.

In 2015, Sherritt reported two separate instances of labour disruption at the Ambatovy Joint Venture, one being at the mine site and one being at the plant site. Both of the strikes were of relatively short duration, and involving only part of the work force. However, as organized labour develops in Madagascar, future grievances could also result in strikes or other labour disruptions.

LEGAL RIGHTS

In the event of a dispute arising in respect of Sherritt’s foreign operations, Sherritt may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or international arbitration. If Sherritt is unsuccessful in enforcing its rights under the agreements to which it is a party, it could have a material adverse effect on Sherritt’s business, results of operations and financial performance.

LEGAL CONTINGENCIES

Sherritt may become party to legal claims arising in the ordinary course of business, including as a result of activities of joint ventures in which it has an interest. There can be no assurance that unforeseen circumstances resulting in legal claims will not result in significant costs.

ACCOUNTING POLICIES

The Corporation’s audited consolidated financial statements for the year ended December 31, 2015, filed on SEDAR, were prepared using accounting policies and methods prescribed by IFRS as issued by the International Accounting Standards Board. Significant accounting policies under IFRS are described in more detail in the notes to the audited consolidated financial statements.

Sherritt has internal controls over financial reporting. These controls are designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. These controls cannot provide absolute assurance with respect to the reliability of financial reporting and financial statement preparation.

RISKS ASSOCIATED WITH FUTURE ACQUISITIONS

Sherritt continually examines opportunities to replace and expand its reserves through the exploration of its existing properties and through acquisitions of interests in new properties or of interests in companies which own such properties. The development of Sherritt’s business will be in part dependent on management’s ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. In certain circumstances, acceptable acquisition targets might not be available. Sherritt may also not be able to identify suitable partners with whom it could make such acquisitions. Acquisitions involve a number of risks, including: (i) the possibility that the Corporation, as a successor owner, may be legally and financially responsible for liabilities of prior owners; (ii) the possibility that the Corporation may pay more than the acquired company or assets are worth; (iii) the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of integrating the operations and personnel of an acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; (vi) the inability to integrate, train, retain and motivate key personnel of an acquired business; and (vii) the potential disruption of the Corporation’s ongoing business and the distraction of management from its day-to-day operations. These risks and difficulties, if they materialize, could disrupt the Corporation’s ongoing business, distract management, result in the loss of key personnel, increase expenses and otherwise have a material adverse effect on the Corporation’s business, results of operations and financial performance.

GOVERNMENT PERMITS

Government approvals and permits are currently required in connection with a number of the Corporation’s activities and further approvals and permits may be required. The duration and success of the Corporation’s efforts to obtain permits are contingent upon many variables outside of the Corporation’s control. Obtaining government permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed the Corporation’s estimates or that the Corporation will be able to maintain such permits. To the extent such approvals are not obtained or maintained, the Corporation may be prohibited from proceeding with planned drilling, exploration, development or operation of properties which could have a material adverse effect on the Corporation’s business, results of operations and financial performance.

GOVERNMENT REGULATION

The Corporation’s activities are subject to various laws governing exploration, development, production, environment, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Mining, drilling and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although the Corporation believes that its activities are currently carried out in all material respects in accordance with applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of the Corporation’s properties or otherwise have a material adverse effect on the Corporation’s business, results of operations and financial performance.

ANTI-CORRUPTION AND BRIBERY

Sherritt is subject to Canada’s Corruption of Foreign Public Officials Act (“CFPOA”), as well as various local anti-corruption laws. The CFPOA prohibits Canadian (and Canadian-controlled) corporations and their intermediaries from making or offering to make an improper payment of any kind to any kind of foreign public official, or any other person for the benefit of foreign public official, where the ultimate purpose is to obtain or retain a business advantage.

Sherritt’s Anti-Corruption Policy prohibits the violation of the CFPOA and other applicable anti-corruption laws. Some of the Corporation’s operations are located in jurisdictions where governmental and commercial corruption presents a significant risk. The Corporation uses a risk-based approach to mitigate risks associated with corruption which includes training for employees and the logging of government payments. Despite the safeguards the Corporation has put in place, there can be no assurance that violations of the CFPOA or other applicable anti-corruption law by the Corporation, its employees or agents will not occur. Such violations of the CFPOA could result in substantial civil and criminal penalties and could have a material adverse effect on the business, operations or financial results of the Corporation.

MANAGEMENT OF GROWTH

In order to manage its current operations and any future growth effectively, the Corporation will need to continue to implement and improve its operational, financial and management information systems and to hire, train, motivate, manage and retain its employees. If and when any such growth occurs, there can be no assurance that the Corporation will be able to manage such growth effectively, that its management, personnel or systems will be adequate to support the Corporation’s operations or that the Corporation will be able to achieve the increased levels of revenue commensurate with increased levels of operating expenses associated with this growth, and failure to do so could have an adverse effect on the Corporation’s business, financial condition and results of operations.

3.8 Other Disclosure Relating to Operations in Emerging Markets

Controls Relating to Corporate Structure Risk

The Corporation has adopted several measures to ensure control of its wholly-owned subsidiaries and oversight of its non-controlled joint ventures. These measures are overseen by the Board, and implemented by the Corporation’s senior management. Some of these measures are listed below.

Corporation’s Control and Oversight of Subsidiaries and Joint Ventures

The Corporation’s corporate structure has been designed to ensure that the Corporation controls, or has a measure of direct oversight over the operations of its subsidiaries and material joint ventures. Sherritt’s subsidiaries which are engaged in its Oil and Gas and Power businesses in Cuba and elsewhere are wholly-owned by the Corporation and the Corporation directly controls the appointment of all the directors of these subsidiaries. In the case of the Corporation’s material joint ventures Cuba and Madagascar, the Corporation directly controls the appointment of a number of directors (or, in the case of the Ambatovy Joint Venture, assuming it is not a Defaulting Shareholder pursuant to the Shareholders Agreement, may appoint members to vote on the Executive Committee which controls AMSA and DMSA) which reflects its proportional ownership interest of its subsidiaries. The directors of the Corporation’s subsidiaries or joint ventures who are appointed by the Corporation are ultimately accountable to the Corporation (as the shareholder appointing him or her), and therefore are accountable to the Board and senior management.

Appointment of Local Management

The Corporation’s foreign subsidiaries which are engaged in its Oil and Gas and Power businesses are typically managed by a senior officer or employee of the Corporation who holds the most senior title or second most senior title in the local organization.

In the case of the Ambatovy Joint Venture, the Corporation exercises effective operating control of the local day-to-day operations through an operating agreement. The CEO of the Ambatovy Joint Venture, Tim Dobson, is also a Senior Vice President of Sherritt and reports directly to the Corporation. The Executive Committee, on which Sherritt has proportional representation (so long as it is not a Defaulting Shareholder), must approve the appointment of the CEO and is responsible for approving the higher level decisions of the Ambatovy Joint Venture.

In addition, in the case of its material joint ventures, Sherritt has personnel seconded from the Corporation to the local organization and resident in the local jurisdiction, which ensures a degree of oversight and control in the day-to-day operations which would not be present in a passive investment.

Strategic Direction

The Board is responsible for the overall stewardship of the Corporation and, as such, supervises the management of the business and affairs of the Corporation. More specifically, the Board is responsible for reviewing the strategic business plans and corporate objectives, and approving acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are thought to be material to the Corporation including those of its material subsidiaries and joint ventures.

Internal Controls over Financial Reporting

For significant operations in the foreign jurisdictions over which the Corporation has operational control (“foreign operations”), internal controls over financial reporting are designed to operate in accordance with Canadian business, accounting and internal control standards and practices. These foreign operations are subject to the same internal reporting processes, policies and timelines as the Corporation’s domestic operations, specifically:

(i)            Foreign operations, specifically in Cuba and Madagascar, are under the senior leadership of persons or expatriates familiar with Canadian business, accounting and internal control standards and practices;

(ii)           The Corporation has established and oversees entity-wide policies and procedures which are applicable to all domestic and foreign operations;

(iii)          Each of the Corporation’s foreign operations has its own audit committee which includes representation from the Corporation’s management or from Canadian-based senior management;

(iv)          Foreign operations have a compliance department which undertakes periodic reviews of operations in accordance with the Corporation’s compliance program. This program is directly overseen by corporate management who report to the Corporation’s Audit Committee;

(v)           Each of the Corporation’s foreign operations has an established National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) internal control over financial reporting evaluation program (overseen by corporate management) designed to address risks and identify controls specific to the local business, cultural and accounting environment;

(vi)          As part of its quarterly reporting process, the Corporation’s foreign operations’ management are required to provide corporate management with certifications based on Form 52-109F2, quarterly, and Form 52-109F1, annually. These certifications confirm that internal controls over financial reporting for the foreign operations are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements of the foreign operations in accordance with the Corporation’s generally accepted accounting principles. In addition, the foreign operations’ management are required to report to corporate management any material weaknesses in internal control over financial reporting design and/or operating effectiveness;

(vii)         Internal control over financial reporting design and operating effectiveness at the foreign operations is evaluated annually by applying the Committee of Sponsoring Commissions of the Treadway Commission (COSO-2013) framework consistent with the Corporation’s domestic operations;

(viii)        The Corporation’s management reviews the foreign operations’ reporting documents, certifications, disclosure controls and procedures checklists and internal control over financial reporting design/results of effectiveness testing memos and provides reports, as necessary, to the Board of Directors;

(ix)          Reporting documents containing material information of the foreign operations are reviewed quarterly by the Corporation’s senior management and the Audit Committee;

(x)           Management undertakes independent, periodic reviews of the foreign operations’ NI 52-109 compliance and reports to the Audit Committee;

(xi)          Periodic internal control reviews of the foreign operations are initiated by the Board of Directors using the Corporation’s independent internal audit department (separate from the Corporation’s NI 52-109 internal control over financial reporting compliance program) in accordance with identified priorities as per the annual internal audit plan; and

(xii)         The Corporation has established, among other policies governing operating activities, a code of conduct, reportable concerns and foreign anti-corruption policies which are applicable to the foreign operations.

The Corporation has also taken steps to ensure that it is collecting the information required to comply with the Extractive Sectors Transparency Measures Act (“ESTMA”) which came into force on June 1, 2015 and applies to the parts of the Corporation’s business engaged in extractive activities.

Fund Transfers to the Corporation

Cash management is overseen by the Corporation’s Canadian-based treasury department and in accordance with the Corporation’s Delegation of Authority Policy. In addition to the internal control procedures identified above, the Corporation has implemented the following controls specific to the flow of funds between Canada and its foreign operations:

(i)            the Corporation’s treasury department oversees or reviews the cash management policies specific to the foreign operations; and

(ii)           annually, operating effectiveness of cash management controls for the Corporation and its foreign operations are evaluated and, as necessary, results are reported to the Board as part of the Corporation’s annual CEO/CFO certification process.

The Corporation’s Anti-Corruption Policy contains specific references to prohibited uses of funds in foreign countries.

Funds are transferred by the foreign subsidiaries to the Corporation pursuant to a variety of methods. In the case of wholly-owned subsidiaries, the Corporation has majority control of the boards of directors and therefore through the actions of the shareholders or boards of directors, is able to determine if and when funds are distributed. Funds are typically distributed, when available and appropriate, to the shareholders by way of dividends. Other distributions are made to repay principal and interest in accordance with various agreements between the Corporation and the subsidiaries or joint ventures.

In addition, the foreign subsidiaries may transfer funds to the Corporation for chargeback of costs undertaken on behalf of the foreign subsidiaries via intercompany invoices by the Corporation and repayment of loans related to project funding. The method of transfer varies and is dependent on the funding arrangement established between the Corporation and the applicable foreign subsidiary.

Removal of Directors of Subsidiaries

The removal of directors of subsidiaries is done in accordance with the laws of the jurisdiction in which the particular subsidiary is incorporated.

The agreements governing the operations of the Corporation’s joint ventures set out the rights of the shareholders relating to the appointment and removal of directors of the applicable boards which are based on the Corporation’s proportional ownership interest in each joint venture company.

Records Management of the Corporation and its Subsidiaries

The original minute books and corporate seals, where applicable, of the material foreign subsidiaries and joint ventures are kept at the offices of their representative agent in the local jurisdiction and/or the Corporation’s head office in Toronto.

The corporate records of the material foreign subsidiaries and joint venture are maintained at their registered offices or operating sites. In certain circumstances, e.g., transaction record books, copies are also maintained at the Corporation’s head office in Toronto.

4. Dividends

Dividends are payable on the Shares of the Corporation if and when declared by the Board.

Dividends are, and future dividends will be, designated as “eligible dividends” within the meaning given to that term in subsection 89(1) of the Income Tax Act (Canada).

As part of a comprehensive initiative to manage liquidity, the Board suspended the $0.01 per share quarterly dividend, effective September 2015.

Total dividends per Share declared by the Corporation in the three years ended December 31, 2015 are as follows:

Year	Total Dividends per Common Share
2013	$0.172
2014	$0.040
2015	$0.020

5. Capital Structure

The Corporation’s authorized share capital consists of an unlimited number of Shares. Each Share is entitled to one vote with respect to matters brought before shareholders for approval. In the event of dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, holders of the Shares will be entitled to receive the remaining property and assets of the Corporation.

The Corporation also has several series of senior unsecured debentures outstanding:

(a)         the 8.00% Debentures ($400 million in aggregate principal) issued November 2, 2011 pursuant to a trust indenture dated November, 2011 between the Corporation and Computershare Trust Company of Canada, as trustee (as amended or supplemented, the “2011 Indenture”) and a first supplemental indenture dated November 2, 2011. On October 10, 2014 the Corporation completed the purchase of $150 million of the 8.00% Debentures and certain amendments to the 2011 Indenture (the “2014 Amendments”) were adopted;

(b)         the 7.50% Debentures ($500 million in aggregate principal) issued September 24, 2012 pursuant to the 2011 Indenture and a second supplemental indenture dated September 24, 2012, as amended by the 2014 Amendments (the “Amended Indenture”). The Corporation completed the purchase of $250 million of the 7.50% Debentures on October 10, 2014;

(c)          the 7.875% Debentures ($250 million in aggregate principal) issued October 10, 2014, pursuant to the Amended Indenture.

As of December 31, 2015, $250 million principal amount of the 8.00% Debentures, $250 million of the principle amount of the 7.50% Debentures and $250 million principal amount of the 7.875% Debentures were outstanding. The Amended Indenture under which the Debentures are issued contains covenants limiting the Corporation’s ability and that of certain of its material subsidiaries to incur indebtedness, create certain security interests and sell assets, and restricting its ability and that of certain of its material subsidiaries to amalgamate or merge with a third party or transfer all or substantially all of its assets. The Indentures also contain covenants requiring an offer to purchase in a change in control.

The Amended Indenture contains optional redemption provisions and provide for customary events of default, which include non-payment of principal or interest, failure to comply with covenants, the bankruptcy or insolvency of the Corporation or a material subsidiary, unsatisfied final judgment against the Corporation or a material subsidiary in excess of 5% of the Corporation’s net worth, and failure by the Corporation or a material subsidiary to pay or otherwise comply with the terms of other indebtedness which singly or in the aggregate is in excess of 5% of the net worth of the Corporation, which default results in an acceleration of such indebtedness.

The Debentures are direct, unsecured obligations of the Corporation which rank equally and rateably with each other and all other unsecured and unsubordinated indebtedness of the Corporation, except to the extent prescribed by law.

Ratings

On October 14, 2015 DBRS downgraded Sherritt’s issuer rating and Debenture rating to B (stable) from BB (low), Negative.

DBRS’ rating system ranges between “AAA Highest” to “D In Arrears”. The definition of the B rating is published on DBRS’ web site and is defined as follows:

“Long-term debt rated B is defined to be highly speculative credit quality. The capacity for the payment of financial obligations is uncertain. Vulnerable to future events.”

Credit ratings are not recommendations to purchase, sell or hold a financial obligation in as much as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

Rating trends provide guidance in respect of DBRSs opinion regarding the outlook for the rating in question, with rating trends falling into one of three categories — “Positive”, “Stable” or “Negative”. The rating trend indicates the direction in which DBRS considers the rating is headed should present tendencies continue, or in some cases, unless challenges are addressed. In general, the DBRS view is based primarily on an evaluation of the issuing entity itself, but may also include consideration of the outlook for the industry or industries in which the issuing entity operates.

6. Market for Securities

Sherritt’s Shares are listed and posted for trading on the TSX under the symbol “S”. The Corporation’s 8.00% Debentures, the 7.50% Debentures and the 7.875% Debentures trade in the over-the-counter bond market.

The following table sets out the 2015 monthly price ranges and volume data for the Shares and the price ranges for the 8.00% Debentures, the 7.50% Debentures and the 7.875% Debentures

	Shares			8.00% Debentures(1)		7.50%% Debentures(1)		7.875% Debentures(1)
2015	High	Low	Volume	High	Low	High	Low	High	Low
January	3.01	2.00	21,774,700	99.00	97.00	95.00	93.00	94.00	91.50
February	2.61	2.05	24,281,500	98.00	97.00	93.50	92.00	92.00	91.00
March	2.58	2.01	19,844,100	98.60	97.25	93.75	92.00	92.50	91.50
April	2.44	2.05	26,118,500	98.00	97.20	94.75	92.00	92.25	91.50
May	3.24	2.33	40,058,600	98.25	98.00	95.38	94.75	92.75	92.25
June	2.64	2.04	18,821,500	98.25	98.00	95.25	94.75	92.75	92.25
July	2.25	1.32	33,117,700	98.00	93.00	94.50	89.25	92.25	86.25
August	1.38	0.94	29,811,500	93.00	76.00	89.25	73.00	86.25	69.00
September	1.21	0.72	46,905,400	76.00	64.00	73.00	62.00	69.00	59.50
October	1.15	0.72	26,108,200	64.00	62.00	62.00	60.00	60.00	58.00
November	0.96	0.72	19.129,100	62.00	59.00	61.00	58.00	59.00	57.00
December	0.81	0.63	18,839,800	60.00	56.00	58.50	54.00	58.00	52.00

Notes:

(1)         The highs and the lows for the 8.00% Debentures, the 7.50% Debentures and the 7.875% Debentures are provided by a particular dealer and therefore may not reflect all trading in such debentures. Volume data is not available.

7. Directors and Officers

The following table sets forth, as at March 18, 2016, the names, province of residence and principal occupation of the directors of the Corporation and the period of service as a director of the Corporation.

Name and Province of Residence		Principal Occupation	Director Since
1)	Harold (Hap) Stephen(3) (Ontario, Canada)	Chairman and Chief Executive Officer of Stonecrest Capital Inc.; Chairman of the Corporation	May 2012
2)	Peter Gillin(2)(3)(4)(5) (Ontario, Canada)	Corporate Director	January 2010
3)	Sir Richard Lapthorne(2)(3) (London, England)	Corporate Director	September 2011
4)	Adrian Loader(1)(3)(5) (London, England)	Corporate Director	July 2013
5)	Edythe (Dee) Marcoux(3)(4)(5) (British Columbia, Canada)	Corporate Director	May 2006
6)	Timothy Baker(1)(3)(4) (Ontario, Canada)	Corporate Director	May 2014
7)	David Pathe (Ontario, Canada)	President and Chief Executive Officer of the Corporation	January 2012
8)	Lisa Pankratz(2)(3)(4) (British Columbia, Canada)	Corporate Director	November 2013

Notes:

(1)                                 Member of the Reserves and Projects Committee.

(2)                                 Member of the Audit Committee.

(3)                                 Member of the Nominating and Corporate Governance Committee.

(4)                                 Member of the Environment, Health, Safety and Sustainability Committee.

(5)                                 Member of the Human Resources Committee.

Directors hold office until the next annual meeting of the shareholders of the Corporation.

The following sets out as at March 18, 2016 the principal occupations of the directors for the past five years and provides additional information about the directors:

Harold (Hap) Stephen has served as a director of the Corporation since May 2012. He currently serves as a director of TD Mutual Funds Corporate Class Ltd. and Algoma Central Corporation, a shipping company. Mr. Stephen is the Chairman and Chief Executive Officer of Stonecrest Capital Inc., a leading Canadian restructuring firm and a director of Stephen Capital Inc. He has served as Chief Restructuring Officer in the court-supervised restructurings of Grant Forest Products Inc., Canwest Global Communications Corporation, Stelco Inc., Mosaic Group Inc., Algoma Steel Inc., and Athletes World Inc. He advised the Office of the Superintendent of Financial Institutions on the pension plan issues related to the Air Canada restructuring. He also acted as Chairman of a Special Committee reporting to the Minister of National Defence with a mandate to review the structure and operations of the Department of National Defence and provide recommendations to lower operating costs and improve efficiency. Mr. Stephen also served as Chairman of Repap Enterprises Inc., a pulp and paper producer with operations in Canada and the United States from June 1999 to November 2000 and Executive Vice President and CFO of T. Eaton Company Limited from October 1997 to October 1999. From 1977 to 1997 he was a partner of Ernst & Young and from 1985 to 1997 was responsible for the management of Ernst & Young’s financial restructuring and corporate finance practices.

Mr. Stephen is a Chartered Professional Accountant and a Chartered Accountant. He is currently serving as a member of the Independent Review Committee of TD Asset Management Inc.

Timothy Baker has served as a director of the Corporation since May 2014. He currently serves as a director of Antofagasta PLC and is also Chairman of Golden Star Resources Ltd. Mr. Baker retired from his positions as Executive Vice President and Chief Operating Officer of Kinross Gold Corporation in October 2010. Prior to joining Kinross in 2006, Mr. Baker was with Placer Dome, where he served in several key roles including Executive General Manager of Placer Dome Chile and of Placer Dome Tanzania, and Senior Vice President of the copper producing Compania Minera Zaldivar. Mr. Baker also served as a director of Pacific Rim Mining Corp. (until November 2013), Augusta Resource Corporation (until October 2014) and Eldorado Gold Corporation (until December 2012). Mr. Baker holds a B.Sc. (Geology) and the ICD.D certification from the Institute of Corporate Directors.

Peter Gillin has served as a director of the Corporation since January 1, 2010. He is currently a director of Silver Wheaton Corp., Dundee Precious Metals Inc., TD Mutual Funds Corporate Class Ltd., Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Inc.) and Barlow Mine Inc. and has been a member of the Independent Review Committee of TD Asset Management Inc. since 2003. Mr. Gillin also served as a director of HudBay Minerals Inc. from April 2008 to March 2009. From October 2003 to September 2008, Mr. Gillin served as Chairman and Chief Executive Officer of Tahera Diamond Corporation (“Tahera”), a diamond exploration, development and production company. In January 2008, Tahera filed for protection under the CCAA. As a consequence of its financial difficulties, Tahera failed to file financial statements for the year ended December 31, 2007 and subsequent financial periods. As a result, Tahera was delisted from the TSX in November 2009 and issuer cease trade orders were issued in 2010 by the securities regulatory authorities of Ontario, Quebec, Alberta and British Columbia, which orders have not been revoked. Tahera subsequently sold its tax assets to Ag Growth International and certain properties, including the Jericho diamond mine, to Shear Minerals Ltd., and the monitoring process under the CCAA concluded by order of the Superior Court of Justice in September 2010. From October 2002 to March 2003, Mr. Gillin was President and Chief Executive Officer of Zemex Corp, an industrial minerals producer. Prior thereto, Mr. Gillin served as Vice Chairman of NM Rothschild and Sons Canada Limited. Mr. Gillin is a CFA and also holds the ICD.D certification from the Institute of Corporate Directors.

Sir Richard Lapthorne has served as a director of the Corporation since September 2011. He has served as a Finance Director or as Chairman of various FTSE 100 and non-quoted companies in the United Kingdom since 1986, and is an advisor to and Chair of the Public Interest Body of PricewaterhouseCoopers. He is currently Chairman of Cable & Wireless Communications plc and Cable & Wireless plc. Between June 2009 and April 2010, he served as Chairman of McLaren Group Limited. From 1996 to May 2003 he was Chairman of Amersham International plc (now GE Healthcare) having joined its board as a Non-executive Director in 1989. He was Finance Director of British Aerospace plc from July 1992 and Vice Chairman from April 1998 until his retirement in 1999. He is also a fellow of each of the Chartered Institute of Management Accountants, Chartered Institute of Certified Accountants and the Institute of Corporate Treasurers in the United Kingdom.

Adrian Loader has served as a director of the Corporation since July 2013. He has extensive international experience from Royal Dutch Shell in energy management, projects, strategy, business development and new market entry. Mr. Loader held regional responsibility for Royal Dutch Shell’s operations in Latin America/Africa, Middle East/Far East and Europe. He was subsequently the Royal Dutch Shell Director responsible for Strategy and Business Development, as well as for Scenarios, Group Planning, Health, Safety & Environment, and External Affairs. Before retiring from Royal Dutch Shell at the end of 2007, Mr. Loader served as President and Chief Executive Officer of Shell Canada (“Shell Canada”) where he was responsible, inter alia, for Shell Canada’s oil sands open pit mining activities and their expansion. Mr. Loader has served on the following public company boards — Alliance-Unichem, Shell Canada Ltd., Alliance-Boots, Candax Energy Inc. and Compton Petroleum. In January 2008, he joined the Board of Toronto-based Candax Energy Inc. and was Chairman until June 2010. He then served as Chairman of Compton Petroleum, Calgary, until August 2012. He is currently Chairman of the Board of Directors of Oracle Coalfields PLC, London (an international coal developer in Pakistan) as well as director of LarfargeHolcim Ltd. (a Swiss global supplier of cement and aggregates) and Alderon Iron Ore Corp. (a Canadian iron ore project developer). Mr. Loader is a Fellow of the Chartered Institute of Personnel and Development and holds a Master’s degree in History from Cambridge University, England.

Edythe (Dee) Marcoux has served as a director of the Corporation since May 2006. Ms. Marcoux, Bachelor of Applied Science (Metallurgical Engineering), M.B.A, is a retired executive, with over 30 years’ experience in the energy industry and five years’ experience in the mineral industry. Ms. Marcoux served as director on the boards of SNC (until May 2013), OPTI Canada Inc. (“OPTI”) (until November 2011) and Placer Dome Inc. (until January 2006). On July 13, 2011, OPTI commenced proceedings for creditor protection under the CCAA. The TSX delisted OPTI’s common shares on August 26, 2011. The TSX approved the listing of

OPTI’s common shares on the TSXV which commenced trading on August 29, 2011. OPTI’s common shares were subsequently delisted from the TSXV at the close of business on November 29, 2011, following the closing of the acquisition of OPTI’s second lien notes and all of the outstanding shares of OPTI by indirect wholly-owned subsidiaries of CNOOC Limited.

From 2003 until 2005, she served as a strategic consultant and advisor to Ensyn Petroleum Inc. and held an ownership position in Ensyn Energy Inc. until 2005 when Ensyn Petroleum was purchased by Ivanhoe Energy Inc. From 1998 to 2003, Ms. Marcoux worked as a consultant and served on the board of Southern Pacific Petroleum NL, a company developing shale oil resources in Australia. From 1998 to 2002, Ms. Marcoux served in varying capacities with Ensyn Group Inc., a company developing heavy oil upgrading technology. She held the position of President and CEO of Ensyn Energy Corp during this period.

Ms. Marcoux previously worked for: Gulf Canada, as President of Heavy Oil (1997-1998); CS Resources as President (1996-1997); Suncor (1991-1996) as Executive Vice-President of Oil Sands Group; Ontario Hydro (1990- 1991) in supply and services; PetroCanada (1983-1990) in business development and refinery management; and Imperial Oil Ltd. (1976-1983) in process and project engineering, logistics and finance.

Lisa Pankratz has served as a director of the Corporation since November 2013. Ms. Pankratz has over 28 years’ experience in the investment industry and capital markets in both executive and advisory capacities working with multinational and international companies. For over 14 years, she has served as a board member of corporations in the financial services and global media industries. Ms. Pankratz currently serves on the boards of IA Clarington Investments Inc., CIR Investment Research Ltd., UBC Investment Management Trust Inc. and the Canadian Museum for Human Rights. Ms. Pankratz is also a member of the HSBC Independent Review Committee of HSBC Global Asset Management (Canada) Limited and an advisor to the investment committees of Pacific Blue Cross and BC Life & Casualty Company

She previously served on the boards Canwest Media, Inc. (2005-2008), The Insurance Corporation of British Columbia (2001-2007), and was a member of the Accounting Policy and Advisory Committee advising the Ministry of Finance for the Province of British Columbia (2002-2004). From 2006 to 2010, Ms. Pankratz served as the President of Mackenzie Cundill Investment Management Ltd. and from 2002 until 2006 as the President, Chief Compliance Officer and Director of Cundill Investment Research Ltd. and the Chief Compliance Officer of The Cundill Group.

Ms. Pankratz also served on the board of CanWest Global Communications Corp. from 2005 until her resignation in February 2010. CanWest Global Communications Group filed for court protection from its creditors October 2009. CanWest’s newspaper subsidiary filed separately under the CCAA in January 2010.

Ms. Pankratz is a Fellow of the Institute of Chartered Professional Accountants of British Columbia and a Chartered Financial Analyst charter holder. She received an Honours Bachelor of Arts in Business Administration from the Richard Ivey School of Business at the University of Western Ontario.

David Pathe has served as a director of the Corporation since January 2012. Mr. Pathe was appointed as President and Chief Executive Officer of the Corporation effective January 1, 2012. Prior to that, Mr. Pathe served as Senior Vice President, Finance and Chief Financial Officer of the Corporation from March 2011, as Senior Vice President, General Counsel and Corporate Secretary from July 2009, as Vice President, General Counsel and Corporate Secretary from October 2008 and as Assistant General Counsel and Assistant Corporate Secretary from June 2007.

The following table sets forth as at March 18, 2016 the names, province of residence and office of the executive officers of the Corporation.

Name and Province of Residence		Office with the Corporation
1.	Harold (Hap) Stephen (Ontario, Canada)	Chairman
2.	David Pathe (Ontario, Canada)	President and Chief Executive Officer
3.	Stephen Wood (Ontario, Canada)	Executive Vice-President and Chief Operating Officer
4.	Dean Chambers (Ontario, Canada)	Executive Vice President and Chief Financial Officer
5.	Timothy Dobson (Toamasina, Madagascar)	Senior Vice President, Ambatovy
6.	Elvin Saruk (Alberta, Canada)	Senior Vice President, Oil & Gas and Power
7.	Edward (Ward) Sellers (Ontario, Canada)	Senior Vice President, General Counsel and Corporate Secretary
8.	Karen Trenton (Ontario, Canada)	Senior Vice President, Human Resources
9.	Martin Vydra (Alberta, Canada)	Senior Vice President, Metals

The following sets out as at March 18, 2016, the principal occupations of the executive officers (other than Mr. Stephen and Mr. Pathe, in respect of whom information is provided above) for the past five years:

Dean Chambers was appointed Executive Vice President and Chief Financial Officer effective December 10, 2012. Prior to that, Mr. Chambers served as Executive Vice President, Development from February 1, 2012. Prior to that, Mr. Chambers served as Senior Vice President and Chief Operating Officer from March 1, 2011, having previously served as Senior Vice President, Finance and Chief Financial Officer from November 2007 and as Managing Director, Finance from June 2007.

Timothy Dobson was appointed Senior Vice President, Ambatovy effective March 1, 2015, having previously served as Vice-President, Operations at the Ambatovy Joint Venture. Prior to joining the Ambatovy Joint Venture, Mr. Dobson served as the Project Executive for Southern Cross Goldfields Limited from August 2013 to May 2014 and as Managing Director/CEO of Anova Metals Limited/Kimberly Rare Earths Limited from June 2011 to August 2013.

Elvin Saruk was appointed Senior Vice President, Oil & Gas and Power effective April 3, 2012, having previously served as Senior Vice President, Ambatovy Construction from August 2009, and as Senior Vice President, Oil & Gas and Power from July, 2007.

Edward (Ward) Sellers was appointed Senior Vice President, General Counsel and Corporate Secretary effective October 9, 2013. Prior to joining the Corporation, Mr. Sellers was a partner in a major Canadian law firm from 1996, serving in various capacities, including as Co-Chair of the firm’s M&A group, and as head of its Montreal office and corporate department.

Karen Trenton was appointed Senior Vice President, Human Resources effective February 2014. Prior to this appointment, Ms. Trenton served as Vice President, Human Resources from February 2007.

Steve Wood was appointed Executive Vice-President and Chief Operating Officer in April 2015. Prior to joining the Corporation, Mr. Wood served as the President and CEO of ArcelorMittal Mining Canada G.P. from February 2013 and Vice-President, ArcelorMittal from November 2011 until January 2013.

Martin Vydra was appointed Senior Vice President, Metals effective February 16, 2012. Prior to this appointment Mr. Vydra served as Managing Director, Sulawesi from October 2011 and Managing Director, Commercial Contracts and Marketing from February 2009.

The number and percentage of voting securities of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by all directors and executive officers of the Corporation as a group, as at March 18, 2015, was as follows:

Security	Number of voting securities	Approximate percentage of outstanding voting securities(1)
Common shares	872,005	0.29%

(1)                                 Sherritt had 293,880,001 Shares issued and outstanding as of March 18, 2016.

Effective September 19, 2014, the non-executive director shareholder requirement increased from three times to five times, the cash component of non-executive director annual remuneration which is required to be held in either common shares or director deferred share units (“DDSUs”). Each non-executive director has 5 years from the later of: (1) the date of election or appointment to the board; and (2) the date of the policy change to comply with the policy. For purposes of determining compliance with the non-executive director share ownership policy Shares owned and/or controlled by the non-executive director along with DDSUs are valued using the greater of the acquisition/grant date value and the market value on December 31. The number of DDSUs granted to each non-executive director is calculated by dividing the compensation value of the award by the market price in respect of the specific acquisition/grant date. The number of DDSUs held by all non-executive directors, as at March 18, 2016, was as follows:

Security	Number of securities
Directors’ Deferred Share Units	1,029,054

8. Transfer Agent and Registrar

The Corporation’s transfer agent and registrar for its Shares is CST Trust Company (“CST”). The Corporation’s transfer agent and registrar for its Debenture is Computershare Trust Company of Canada (“Computershare”). The location at which transfer of the Corporation’s securities may be affected by CST or Computershare (as applicable) is as follows:

Security	Transfer Locations
Shares	Toronto, Montreal, Calgary and Vancouver
8.00% Debentures	Toronto
7.50% Debentures	Toronto
7.875% Debentures	Toronto

9. Material Contracts

Set out below are descriptions of Sherritt’s material contracts, as filed on SEDAR (www.sedar.com).

Amended and Restated Indenture dated October 10, 2014 among Sherritt, certain Sherritt subsidiaries (as guarantors) and Computershare regarding the Debentures.

Third Amendment and Restatement of the Shareholders Agreement dated October 18, 2006, among Sherritt, Madagascar Mineral Investments Limited (“MMI”), KORES, SNC, SNC-Lavalin Madagascar Venture Inc., Sumitomo, Summit Ambatovy Mineral Resources Investment B.V. (“SAMRI”), DMSA and AMSA dated May 29, 2012, which governs, among other things, the manner in which AMSA, DMSA and the Ambatovy Joint Venture are managed.

Development Carry Finance Agreement among Sherritt, MMI, Dynatec Corporation (BVI) Inc. (“BVI”), the Export-Import Bank of Korea (K-EXIM) and KORES dated March 24, 2008, as amended by the Supplemental Agreement dated June 24, 2009, whereby KORES provided US$108 million in shareholder funding to Sherritt in connection with the Ambatovy Joint Venture as contemplated in the Shareholders Agreement.

Development Carry Finance Agreement among Sherritt, MMI, BVI, SAMRI and Sumitomo dated March 26, 2008, as amended by the Supplemental Agreement dated June 24, 2009, whereby SAMRI provided US$108 million in shareholder funding to Sherritt in connection with the Ambatovy Joint Venture as contemplated in the Shareholders Agreement.

Development Carry Finance Agreement among Sherritt, MMI, BVI and SNC dated March 26, 2008, as amended by the Supplemental Agreement dated June 24, 2009, whereby SNC provided US$20 million is shareholder funding to Sherritt in connection with the Ambatovy Joint Venture as contemplated in the Shareholders Agreement.

KORES Additional Loan Agreement dated June 24, 2009, among Sherritt, MMI, BVI, K-EXIM, KORES and Ambatovy Project Investments Ltd. (“APIL”), as amended and restated on April 8, 2011, whereby KORES provided an additional $275.4 million to APIL, as contemplated in the Shareholders Agreement, for the purpose of fulfilling Sherritt’s shareholder funding requirements in connection with the Ambatovy Joint Venture.

SAMRI Additional Loan Agreement dated June 24, 2009, among Sherritt, MMI, BVI, SAMRI and APIL, as amended and restated on April 8, 2011, whereby SAMRI provided APIL with an additional US$275.4 million, as contemplated in the Shareholders Agreement, for the purpose of fulfilling Sherritt’s shareholder funding requirement in connection with the Ambatovy Joint Venture.

Restated SNC Additional Loan Agreement dated June 24, 2009 among Sherritt, MMI, BVI, SNC-Lavalin Inc. and APIL, as amended and restated on April 8, 2011, whereby SNC provided APIL with an additional US$50.1 million as contemplated in the Shareholders Agreement, for the purpose of fulfilling Sherritt’s shareholder funding requirement in connection with the Ambatovy Joint Venture. This loan agreement was assigned to SAMRI upon Sumitomo’s purchase of SNC’s 5% interest in the Ambatovy Joint Venture.

10. Interest of Experts

Auditors

Deloitte LLP, Chartered Professional Accountants (“Deloitte”), are the Corporation’s auditors and have issued an opinion with respect to Sherritt’s consolidated financial statements as at and for the year ended December 31, 2015.

Deloitte are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

Qualified Persons

The technical information regarding the Moa Joint Venture and the Ambatovy Joint Venture included in this AIF has been approved by R. Mohan Srivastava, B.Sc., M.Sc., P.Geo and has been included in reliance on Mr. Srivastava’s expertise. Mr. Srivastava is a “qualified person” as such term is defined in NI 43-101. P.M. Taylor, C. Eng. MEI, P.Eng., of McDaniel & Associates prepared a report pursuant to NI 51-101 relating to the Corporation’s oil and gas reserves presented in this AIF.

The Corporation has been advised that each of the foregoing experts holds less than 1% of the securities of any class issued by the Corporation.

11. Additional Information

Additional information relating to Sherritt may be found on SEDAR at www.sedar.com.

11.1 Additional Documents

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, is contained in the Corporation’s information circular dated April 6, 2015 for its most recent annual meeting of shareholders held May 12, 2015 and involving the election of directors.

Additional financial information is provided in the Corporation’s financial statements and management’s discussion and analysis for the 2015 financial year, filed on SEDAR and available at www.sedar.com.

11.2 Audit Committee

The Audit Committee may from time to time request that an audit service proposal be sent to certain select audit firms, including the incumbent, and make a recommendation to the Board to propose the appointment by shareholders of a certain auditor. In early 2006, the Audit Committee received proposals. Following a review of the proposals, the Board accepted the recommendation of the Audit Committee to propose the appointment by shareholders of Deloitte, as auditor, which was approved by shareholders at the annual meeting held on May 25, 2006. The Corporation annually proposes, at shareholder meetings, the appointment of its auditor by shareholders.

The mandate of the Audit Committee, along with the mandates of the Board and all other committees of the Board, are reviewed annually. The current mandate of the Audit Committee is attached as Appendix I.

COMPOSITION OF THE AUDIT COMMITTEE

The members of the Audit Committee are: Mr. R. Peter Gillin (Chair), Sir Richard Lapthorne and Ms. Lisa Pankratz. Each member is independent and financially literate as those terms are defined in National Instrument 52- 110 — Audit Committees.

EDUCATION AND EXPERIENCE

Mr. Peter Gillin has served as Chair of the Audit Committee since May 2013 and has been a member of the Audit Committee since 2010. He has been a Chartered Financial Analyst since 1978 and has 35 years of experience in investment banking.

Sir Richard Lapthorne has served as a member of the Audit Committee since 2011. Sir Richard holds a Bachelor of Commerce, specialized in accounting and served as a Finance Director at various FTSE 100 companies between 1986 and 1998. Sir Richard is also a fellow of each of the Chartered Institute of Management Accountants, Chartered Institute of Certified Accountants and the Institute of Corporate Treasurers in the United Kingdom.

Ms. Pankratz has served as a member of the Audit Committee since November 2013. She is a Chartered Professional Accountant and a Chartered Financial Analyst. She is a Fellow of the Institute of Chartered Professional Accountants of British Columbia, and a member of the Institute of Chartered Professional Accountants of Ontario, the Vancouver Society of Financial Analysts, and the CFA Institute.

PRE-APPROVAL POLICIES AND PROCEDURES

In accordance with its mandate, the Audit Committee pre-approves the nature and fees of all non-audit services provided by the external auditor.

AUDIT FEES

The following table sets out total fees paid to the Corporation’s external auditor, Deloitte, Chartered Accountants, relating to audit fees, audit-related fees, tax fees and other fees during 2015 and 2014:

	2015	2014
Audit fees(1)	$2,843,000	$3,145,000
Audit-related fees(2)	$14,000	$629,000
Tax-related fees(3)	$619,000	$543,000
Other fees(4)	$165,000	$84,000
Total fees	$3,641,000	$4,401,000

Notes:

(1)         Audit fees consist of fees for the audit and review of the Corporation’s annual and quarterly consolidated financial statements, respectively, or services that are normally provided in connection with statutory and regulatory filings or engagements. During 2015 and 2014, the services provided in this category included research of accounting and audit-related issues and assurance audits.

(2)         Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s consolidated financial statements and are not reported as audit fees. During 2014, the services provided in this category included additional assurance audits related to the disposition of the Corporation’s Coal operations.

(3)         Tax-related fees consist of fees for assistance and advice in relation to the preparation of corporate income tax returns and expatriate services, other tax compliance and advisory services.

(4)         Other fees related to data analysis and training and development consulting services.

Schedule ‘A’

Glossary of Terms

The following are brief explanations of certain terms and abbreviations used in this document:

“abandonment and reclamation costs” means all costs associated with the process of restoring a reporting issuer’s property that has been disturbed by oil and gas activities to a standard imposed by applicable government or regulatory authorities.

“API” or “degrees API” refers to the generally accepted measurement standard for the density of oil using the American Petroleum Institute Scale.

“appraisal program” means a series of activities, including drilling of wells, necessary to determine whether a discovery of hydrocarbons can be developed for commercial production.

“bbl” means barrel or 34.962 imperial gallons or 42 U.S. gallons or 158.987 litres.

“block” or “Block” means a geographic area that is subject to a production-sharing contract or other form of oil and gas permit.

“boe” means barrels of oil equivalent derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl). Expressing natural gas volumes in boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

“boepd” means barrels of oil equivalent per day.

“bopd” means barrels of oil per day.

“Co” means cobalt.

“CO2” means carbon dioxide.

“COGE Handbook” means the “Canadian Oil and Gas Evaluation Handbook” prepared by the Society of Petroleum Evaluation Engineers (Calgary Chapter), as amended from time to time.

“condensate” means a mixture of pentanes and heavier hydrocarbons recovered as a liquid from field separators, scrubbers or other gathering facilities or at the inlet of a processing plant before gas is processed.

“conventional natural gas” means natural gas that has been generated elsewhere and has migrated as a result of hydrodynamic forces and is trapped in discrete accumulations by seals that may be formed by localized structural, dispositional or erosional geologic features.

“cost recovery oil” means the crude oil allocated to the Corporation under a production-sharing contract in respect of eligible capital and operating expenses.

“cost recovery pool” means, in respect of a production-sharing contract, cumulative eligible capital expenditures and operating expenses, less the value of cumulative cost recovery oil allocated from past production, which may be recovered against future crude oil production.

“crude oil” or “oil” means a mixture consisting mainly of pentanes and heavier hydrocarbons that exists in the liquid phase in reservoirs and remains liquid at atmospheric pressure and temperature. Crude oil may contain small amounts of sulphur and other non-hydrocarbon compounds but does not include liquids obtained from the processing of natural gas.

“development well” means a well drilled inside the established limits of an oil or gas reservoir, or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive.

“directional drilling” or “directional well” means the intentional deviation of the trajectory of an oil and gas well to a target that is not located vertically beneath a drilling rig.

“Equator Principles” means the financial industry benchmark used for determining, assessing and managing social and environmental risk in project financing.

“exploratory well” means a well that is not a development well, a service well or a stratigraphic test well.

“Fe” means iron.

“field” means a defined geographic area consisting of one or more pools.

“first point of sale” means the first point after initial production at which there is a transfer of ownership of a product type.

“fold and thrust belt” means a geological trend where geological formations have undergone compressional stress and have been either thrust over one another so that they are repeated, or bent into large scale folds.

“forecast prices and costs” means future prices and costs that are: (a) generally accepted as being reasonable outlook of the future; (b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the reporting issuer is legally bound by contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in subparagraph (a).

“free on board” means that the seller pays for transportation of the goods to the port of shipment, plus loading costs. The buyer pays the cost of marine freight transport, insurance, unloading, and transportation from the arrival port to the final destination.

“future net revenue”, in the context of Oil and Gas, means a forecast of revenue, estimated using forecast prices and costs, arising from the anticipated development and production crude oil, net of associated royalties, operating costs, development costs and abandonment and reclamation costs.

“gas” or “natural gas” means a naturally occurring mixture of hydrocarbon gases and other gases.

“GCFO6” means U.S. Gulf Coast Fuel Oil No.6, 3% Sulphur, a benchmark residual fuel oil.

“GHG” means greenhouse gas and, more specifically, can be any of the commonly used gasses that are known to have the potential to add to global warming. These are carbon dioxide (CO2), methane (CH4), nitrous oxide (N2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs) and sulphur hexfluoride (SF6). Some of these have subcategories. Each GHG has a global warming potential in relation to CO2.

“gross reserves” means a working-interest (operating or non-operating) share of oil and gas reserves before deduction of royalty obligations and of reserves to be allocated to government authorities under a production-sharing contract or other oil and gas permit.

“gross wells” means the total number of wells in which the Corporation has a working interest.

“gross working-interest production” means a working-interest (operating or non-operating) share of gross oil and gas production before deduction of royalty obligations and of production to be allocated to government authorities under a production-sharing contract or other oil and gas permit.

“GW” means gigawatt; equivalent to one million kilowatts.

“GWh” means a gigawatt hour; equivalent to one million kilowatt hours.

“ha” means hectares, a metric unit of land measure equal to 10,000 square metres or 2.47 acres.

“heavy crude oil” means crude oil with a relevant density greater than 10 degrees API and less than or equal to 22.3 degrees API.

“hydrocarbon” means a compound consisting of hydrogen and carbon, which, when naturally occurring, may also contain other elements such as Sulphur.

“Indicated Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered from locations such as outcrops, trenches, pits, workings, and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“Inferred Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.

“kJ” means a kilojoule or 1,000 joules; equivalent to one kilowatt of electric power radiated or dissipated for one second.

“kJ/kg” means kilojoule per kilogram.

“kW” means a kilowatt; equivalent to 1,000 watts of electric power.

“kWh” means kilowatt hour; equivalent to the supply of one kilowatt of electric power for a continuous one hour period.

“laterite” means a soil layer that is rich in iron oxide and derived from a wide variety of rocks weathering under strongly oxidizing and leaching conditions.

“LIBOR” means the London Inter-Bank Offer Rate.

“light crude oil” means crude oil with a relative density greater than 31.1 degrees API.

“limonite” means the yellow-brown clay-like material that is the principal ore-bearing layer in nickel laterite deposits, synonymous with ferralite.

“LPG” means liquefied petroleum gases consisting predominantly of propane, butanes and ethane.

“Mbbl” means thousands of barrels.

“Mcf” means thousand cubic feet.

“Measured Resource” is that part of a Mineral Resource for which quantity, grade or quality, shape, and physical characteristics are so well established that it can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production, planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“medium crude oil” means crude oil which a relative density greater than 22.3 degrees API and less than or equal to 31.1 degrees API gravity.

“Metal Bulletin Low Grade” means metallic cobalt typically 99.3% to 99.6% in cobalt content.

“Mineral Resource” means, in respect of mineral properties, an Inferred, Indicated or Measured Resource.

“Mineral Reserve” means, in respect of mineral properties, a Proven or Probable Reserve.

“MMbbl” means millions of barrels.

“MMcf” means million cubic feet.

“MMcfpd” means millions of cubic feet per day.

“MT” means millions of tonnes.

“MW” means a megawatt; equivalent to one thousand kilowatts.

“MWh” means a megawatt hour; equivalent to one thousand kilowatt hours.

“net reserves” means a working-interest (operating or non-operating) share of oil and gas reserves after deduction of royalty obligations and of reserves to be allocated to government authorities under a production-sharing contract or other oil and gas permit.

“net wells” represents the number of wells obtained by aggregating the Corporation’s working-interest in each of its gross wells.

“net working-interest production” means a working-interest (operating or non-operating) share of oil and gas production after deduction of royalty obligations and of production allocated to government authorities under a production-sharing contract or other oil and gas permit. Under a production-sharing contract,

“net working-interest production” equals the sum of the volume of cost recovery oil and the share of profit oil allocated to the contractor.

“Ni” means nickel.

“OIMS” means the Operating Integrity and Management System, an environment, health and safety management system.

“overburden” means materials that overlie a mineral deposit.

“production sharing contract” or “PSC” means a form of contract between a contractor and an agency of the government of the Republic of Cuba under which the contractor acquires the right to explore for and develop hydrocarbon deposits within a specified geographic area.

“profit oil” means the volume of oil to be allocated under a production-sharing contract after cost recovery oil has been allocated to the contractor.

“Probable Reserve” means, in a context other than oil and gas, the economically mineable part of an Indicated Resource and, in some circumstances, a Measured Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“Proven Reserve” means, in a context other than oil and gas, the economically mineable part of a Measured Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

“reservoir” means a porous and permeable subsurface rock formation that contains a separate accumulation of petroleum that is confined by impermeable rock or water barriers and is characterized by a single pressure system.

“saprolite” — From the Greek for — rotten rock, a soft, decomposed rock that is rich in clay; a secondary ore- bearing layer in nickel laterite deposits that lies beneath limonite and that has high magnesium, making it undesirable as feed to a PAL process.”

“service well” means a well drilled or completed for the purpose of supporting production in an existing field. Specific purposes of service wells include gas injection, water injection, steam injection, air injection, salt water disposal, water supply for injection, observation or injection for combustion.

“stratigraphic test well” means a drilling effort, geologically directed, to obtain information pertaining to a specific geologic condition, ordinarily without the intention of being completed for hydrocarbon production.

“sulphur” for the purposes of the Oil and Gas business, means elemental sulphur recovered by the conversation of hydrogen sulphide and other sulphur compounds extracted from crude oil or natural gas.

“supernatant liquid” means the usually clear liquid overlying material deposited by settling, precipitation, or centrifugation.

“Tpd” means tonnes per day.

“working-interest” means the interest held by the Corporation in an oil or gas property, which interest normally bears its proportionate share of the costs of exploration, development and operation as well as any royalties or other production burdens, including the allocation of crude oil to government authorities under a production-sharing contract.

“workover” means the re-entry of an existing well to conduct various operations intended to restore or increase production.

“WTI” means West Texas Intermediate, a benchmark crude oil.

Schedule ‘B’

Technical Information

MOA JOINT VENTURE

Properties

The resources comprising the Moa Joint Venture are the Central Moa Project and the Eastern Satellites Project. Certain information set out below is derived from the technical report entitled “43-101 Technical Report on the Central Moa Nickel Laterite Operation in Eastern Cuba” dated September 22, 2011 (the “Central Moa Technical Report”) and the technical report entitled “La Delta and Cantarrana Nickel Laterite Properties in Cuba” dated May 8, 2009 (the “Eastern Satellites Technical Report”), respectively.

Central Moa Project

Property Location and Description

The Central Moa deposits are located approximately four kilometres to the south and southeast of the city of Moa in the province of Holguin in northeastern Cuba. The Moa Nickel plant lies on the southern edge of the residential area of the city of Moa.

In Cuba, mineral rights are the property of the state. Mineral exploration and mining rights are granted under decrees or resolutions administered by the ONRM, the Cuban government agency that oversees and regulates mining activity. In the case of the rights granted to Moa Nickel, the key features of the decrees and resolutions are:

•                  Moa Nickel has the right to mine the limonite, along with normal mining dilution at the top and bottom of the limonite horizon;

•                  Moa Nickel has received official approval to mine and utilize in the existing process a portion of the saprolite underlying the limonite ore in the deposit areas. Moa Nickel has the right to utilize saprolite underlying the Moa Oriental deposit and portions of the Moa Occidental deposit (total 2504 ha), and to utilize saprolite with more than 1% nickel and 25% to 35% iron underlying the Camarioca Norte and Camarioca Sur deposits (total 4374 ha); and

•                  when the property rights revert to the ONRM, the mining rights to the saprolite may be granted to another company.

The Central Moa deposits lie on six separate mineral concessions: Moa Occidental, Moa Oriental, Camarioca Norte, Camarioca Sur, Yagrumaje Oeste, and Playa La Vaca-Zona Septentrional II (together the “Central Moa Concessions”). The first two of these were granted under the 1994 Decree, the Camariocas concessions were granted under Resolution 40/2005, and the latter two under Agreements 7361 and 7401 in 2013. The Central Moa Concessions cover a total of 8,199 ha.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The city of Moa has a population of approximately 71,000 and lies along the paved highway that connects the provincial capital of Holguin to the smaller towns of Cueto, Mayari, Nicaro and Sagua de Tanmano. Holguin is about 190 kilometres to the west of the city of Moa (driving time of about 2 1/2 to 3 hours). There is public bus service to all neighbouring towns. The city has been and continues to provide all necessary mining personnel to Moa Nickel under the terms established with the formation of the Moa Joint Venture.

The city of Moa has a small commercial airport with limited schedules (currently once a week) to other Cuban cities. The nearest large international airports are at Holguin, to the west, and at Santiago de Cuba, on the southern coast.

Moa Nickel’s main facilities, the site of the processing plant and the offices for technical and administrative work, are easily accessible from Moa, with many workers commuting to the plant by local buses.

A well-developed network of secondary paved roads and dirt roads provides access from the plant site to the operating mining areas of Moa Occidental and Moa Oriental that lie south of the city and the plant site. A network of dirt roads provides access from Moa Oriental into Camarioca Norte and Camarioca Sur (together, the “Camarioca Concessions”). This road network is better developed in Camarioca Norte, where mining is active, and less developed in Camarioca Sur, where development drilling has only recently been completed.

The water supply for the city of Moa and the processing plant are drawn from one water-bore at La Veguita, near the Moa Nickel plant, and from the Nuevo Mundo reservoir which feeds into the Moa River, 10 kilometres south southwest of the Moa Nickel plant.

Water from the Moa River enters an intake at a small dam just upstream from the haulage road bridge linking the plant to Moa Oriental.

The city of Moa and the Moa Nickel plant are served by the national electric power grid and grid power-lines cross the mine site. The nearest large power plant is at Felton, west of the Nicaro plant, some 85 kilometres west of Moa.

Moa Nickel has the required surface rights and necessary infrastructure in place, including bridge access, roads, maintenance shops, power supplies and offices to support its current mining operations.

The Moa region has a tropical humid climate, with average daily high temperatures above 30°C in summer and average daily lows below 20°C in the winter. Monthly rainfall is well above 100 millimetres in the late spring and early fall, and below 50 millimetres from December through March.

There is a risk of tropical storms and hurricanes in the summer and fall. In October 2012, Hurricane Sandy hit Santiago de Cuba, as well as the Moa area. A Category 2 hurricane, it impacted production at the Moa Plant, requiring the shutdown of operations for approximately five days.

Moa Nickel’s mineral deposits lie on both the northern slope of the Cuchillas del Moa, an east-west trending range of forested mountains with a maximum elevation of approximately 1,775 metres, and a neighbouring coastal plain. The northern slope of the Cuchillas del Moa range is dissected by a network of ravines that serve as tributaries to the Moa River.

Vegetation on the northern slope of the Cuchillas del Moa includes areas of pine forest with a dense understory of broad-leaved saplings and small trees, broad-leaved trees and open pine forest. At lower elevations, such as Zona Central, laterite is covered by broad-leaved thicket and semi-open meadows.

History

Viable nickel and cobalt resources in eastern Cuba were first identified in the 1940s. By the late 1950s, just prior to the Cuban Revolution, an American company had begun mining nickel laterites near Moa.

From the early 1960s to the early 1990s, the Cuban government’s state mining company mined the Moa Occidental concession. In 1994, the Corporation and GNC formed Moa Nickel. Moa Nickel was granted mining rights on December 1, 1994. It continued mining operations at the Moa Occidental concession and initiated mining operations at Moa Oriental in 2000.

The Camarioca Concessions were first explored in the early to mid-1970s by Soviet geologists. Evaluation of the Camarioca Concessions was resumed by Empresa Geominera Oriente, the Cuban state contractor for geological and exploration activities, (“Geominera”) in 2003. In 2005, Moa Nickel was granted the right to continue the exploration and evaluation of the Camarioca Concessions deposits.

Moa Nickel obtained its rights to the Yagrumaje Oeste and Playa La Vaca-Zona Septentrional II deposits in 2013 under Agreements 7361 and 7401, with data regarding previous exploration results provided to the Moa Nickel by the ONRM. The Yagrumaje Oeste deposit had been mined prior to Moa Nickel obtaining its rights and the mineralized had been drilled on a 33 metre grid.

Geology and Mineralization

The Central Moa Concessions are situated on the Moa-Baracoa complex. The Moa-Baracoa complex is composed primarily of a tectonised harzburgite that is highly depleted by 20 — 30% partial melting. To the east of the Central Moa Concessions, a number of podiform chromitite bodies lie along a west-northwest trending line. Several intersections of chromitite also exist in the northwest extremity of Camarioca Norte. The region also contains several bodies of gabbros and north-east trending gabbroic dikes.

The nickeliferous laterite deposits in the Moa region occur as a thick surface blanket of residual soils, clays and partially decomposed rock. The thickest and most homogenous laterite deposits are generally associated with rounded ridge crests and spurs representing the least eroded portion of the laterite blanket.

The upper zone of the commercial laterite profile called limonite is defined either by a nickel cut-off of 1% and an iron cut-off of 35% or, in certain deposits, by a ‘nickel equivalent’ grade cut-off that reflects the relative long-term price expectations for nickel and cobalt. The nickel equivalent cut-off grade typically ranges between 1.25% and 1.35%, depending mainly upon the ore haulage distance and overburden stripping ratios for the ore body. The limonite zone as defined typically varies from three to seven metres in thickness, locally increasing to a thickness of up to 20 metres. The lower contact of the limonite zone is defined by the 35% iron grade cut-off and is highly irregular with frequent ‘ribs’ and ‘pinnacles’ of decomposing bedrock material projecting up into the limonite. Saprolite zone mineralization is usually encountered below the limonite zone. The original mining concession granted the right to mine in the limonite zone only. However, the ORNM has granted the Moa Joint Venture the rights to mine the upper portions of the saprolite zone on certain mineral concessions.

Exploration and Drilling

The drilling campaigns conducted at the Central Moa Project have generally been carried out on surveyed square grid patterns, using continuous-spiral and hollow-stem auger drills to extract samples from each metre of penetration in vertical holes.

The majority of the deposits were drilled prior to the formation of the Moa Joint Venture using progressively closer grid spacings from 300 to 33 metres. In addition, test pits were excavated to yield information on mineralogy, moisture content and tonnage factors. Drilling campaigns conducted by the Moa Joint Venture have generally drilled exploration on grids of 100 metres and 33-35 metres-spacings and drilled exploration grids at 16 metre-spacing for definition of the overburden thickness, grade control and metallurgical characterization of the ore. In 2015, the drilling campaign consisted of further exploration works in Camarioca Norte.

In addition to drilling, Moa Nickel also dug several dozen criollo pits in each of the four mineral concession areas prior to production and conducted field trials of ground penetrating radar technology in the Camarioca Concessions.

A hollow core auger with an 89 millimetre outer diameter and 71 millimetre inner diameter was also used to penetrate bedrock regions where mapping of the bedrock geology had been recommended. Moa Nickel contracted Geominera to conduct various drilling programs using a truck-mounted 135 millimetre diameter spiral auger drill between 2005 and 2008.

In 2008, Moa Nickel acquired its own Canadian-built rotary-head M5Xd drilling machine mounted on a Japanese-built MST 800 Morooka Carrier for use in the large development drilling programs on the Camarioca Concessions. The drill fleet consists of four units capable of drilling 178 millimetre diameter solid stem auger holes, 95 millimetre diameter hollow auger holes, and 71 millimetre diameter core holes.

Sampling and Analysis and Security of Samples

Sample Preparation

Drill cuttings are logged manually by field geologists in a notebook at the drill site. Logged notes are then later entered into a computer data base in the office. Each interval, usually 1 metre, is divided in half, one part for chemical analysis and the other for metallurgical test work, including sedimentation tests. The samples are removed from the auger spirals, placed in plastic bags and tagged with the sample number. The sample numbers are simple sequences without the borehole number. In selected holes, a composite sample of 3-4 kilograms is taken for leaching tests. For every tenth sample, the geologist takes a duplicate assay sample for use as an internal control and another duplicate sample for use as an external control.

When external contractors, like Geominera, have been contracted to perform the drilling and sampling, a Moa Nickel geologist usually observes the contractor’s activities in the field.

Through early September 2007, samples were shipped by truck to Geominera’s facilities in Santiago de Cuba. Since September 2007, assay pulp preparation has been carried out at a new facility in Moa and the pulps shipped to Santiago de Cuba for assay at the Elio Trincado Figueredo Laboratory operated by Geominera. An independent consultant retained by the Corporation has examined the sample preparation facilities and the Geominera assay laboratory and reviewed their procedures, and believes that they are satisfactory. The Geominera work at the new sample preparation facility in Moa has been directly monitored by a Moa Nickel geologist.

Sample analyses

Analysis of Ni, Co, Al2O3, Cr2O3, Fe2O3, MgO, MnO and SiO2 are done by sodium carbonate fusion inductively coupled plasma atomic emission spectroscopy (ICP-AES), an emission spectrophotometric technique that uses the fact that excited electrons emit energy at a given wavelength as they return to their ground state. The quality assurance and quality control program used to monitor the reliability of the analyses is externally reviewed annually. For the past many years, the annual production reconciliations have confirmed that there is no systematic bias in resources and reserves calculated from the drill hole data.

From time to time, Fe is checked volumetrically by titration with potassium dichromate.

Routine assays are done by the Geominera assay laboratory in Santiago de Cuba; external check assays have been done by Laboratorios Isaac del Corral in Havana and by SGS Labs in South Africa. In the producing areas of the mine, check analyses are also done at the Moa Nickel process control laboratory where routine production sampling of trucks and thickener slurry is done. The process control lab uses pressed pellet XRF analysis calibrated regularly by atomic absorption analysis.

Security of Samples

The lateritic material from auger holes is laid on the polyethylene sheet at the drill site and visually logged to record its geological characteristics. The clayey material is then cut into samples 1 metre in length, numbered and sealed in polyethylene bags. The sample bags are transported by truck from the field directly to the processing facility operated by Geominera in Moa. At no point are the bags re-opened until the laboratory begins its preparation work. If bags are broken, have become unsealed or appear to be contaminated with other material, which occurs very rarely, the laboratory does not process the sample and no analytical data is available for that sample interval.

Data Verification

Quality assurance and quality control (“QA/QC”) of the analytical data and the assay data bases is conducted by Geominera, who uses reference materials to monitor the accuracy of assay data and to detect systematic biases, and internal duplicates to monitor the precision or repeatability of assays. Additional duplicate samples checked by external labs provide additional data for monitoring the reliability of assay data. Blanks are currently not used; these would provide information on any cross-contamination that may be occurring during sample preparation.

Geominera’s procedures for the analysis of this data, and the use of it to reject batches of unreliable assays, are not as rigorous and intensive as current international norms. The Corporation’s personnel and consultants continue to work with Geominera, and the Corporation continues to conduct check assays at an external lab to ensure validity of results.

To address the specific weaknesses in Geominera’s QA/QC protocols and procedures, the Corporation’s consultants have met with the Geominera staff to discuss how to resolve certain issues. The Geominera staff have been willing to implement practical ideas to ensure alignment with approaches used by commercial assay laboratories faced with similar problems elsewhere in the world.

Despite the issues mentioned above, there is a general consistency between grades predicted from Geominera assay data and grades actually mined, as measured by Moa Nickel’s own plant process control data, as well as with the external check assays.

Eastern Satellites Project

Property Description and Location

The La Delta, Cantarrana and Santa Teresita mineral concessions (together, the “Eastern Satellites Concessions”) lie 10 to 15 kilometres southeast of the Moa Nickel processing plant.

Resolutions 5859 and 5860, dated December 29, 2006, of Cuba’s Comité Ejecutivo del Consejo de Ministros granted Moa Nickel the right and obligation to evaluate the limonitic nickel mineralization on the La Delta and Cantarrana concessions. These Resolutions detail 28 obligations, most of which relate to: 1) geological education and safety of employees; 2) road construction, protection of environment near rivers, protection of forest cover; and 3) rehabilitation measures after work programs have been completed.

The Eastern Satellites Concessions cover a total of 3,277 ha. The boundaries of the Eastern Satellites Concessions are subject to review and potential adjustment every three years by the ONRM.

For mining to commence on the Eastern Satellites Concessions, Moa Nickel will have to apply to the ONRM at the appropriate time to have the exploration concessions set out above converted to exploitation concessions.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

A network of secondary dirt roads provides access from the paved coastal highway to each of the Eastern Satellites Concessions. In the dry season, these dirt or gravel roads can be navigated by pickup trucks; in the wet season, even four wheel drive trucks sometimes have difficulty navigating the dirt roads. Via the paved highway, the distance from the front entrance of the Moa Nickel plant to the local access roads to La Delta and Cantarrana is about 13 and 16 kilometres, respectively. Other than as disclosed in this paragraph, the information in respect of the accessibility, climate, local resources, infrastructure and physiography of the Eastern Satellites Project is the same as Central Moa. For further details, please see “Central Moa Project — Accessibility, Climate, Local Resources, Infrastructure and Physiography” above.

History

Cantarrana and La Delta were first explored in the 1960s. A second exploration program was conducted by Geominera for Gencor Ltd. in 1996 (the “Gencor Campaign”) as a due diligence check on the earlier work. In 2006, Moa Nickel was granted the right to explore and evaluate the Eastern Satellite Concessions. Inferred Resources have been estimated for Santa Teresita, but its reserve potential has not yet been reliably established. For further detail regarding the history of exploration in the region, please see “Central Moa Project — History” above.

Geology and Mineralization

The Cantarrana ultramafic body is surrounded by gabbro and the same gabbro body sets the eastern limit of the La Delta ultramafic. Isolated in the ultramafic is a small body of gabbro, approximately 2x1 kilometres, which limits the southern extent of the La Delta deposit.

The analysis of mineralization of the Eastern Satellites Concessions is based on the assays taken from the drilling programs discussed in “Eastern Satellites Concessions — Exploration and Drilling” below. The drilling campaign conducted in the 1960s assayed for Fe, Ni and Co. The Gencor Campaign analyzed for Fe, Ni, Co, Mg, Mn, Al, Si and Ca and the moisture content of each sample was also reported. The 2008 campaign assayed for Fe, Ni, Co, Mg, Mn, Al, Cr and Si.

For a discussion of the regional geology, please refer to “Central Moa Project — Geology and Mineralization” above.

Exploration and Drilling

Exploration on the Eastern Satellites Concessions began in the 1960s and included drilling on a 100 metre square grid. The Gencor Campaign in-filled a number of the existing lines to 33 metre spacing. In 2008, Moa Nickel undertook a drilling campaign (conducted by Geominera) in certain regions where the historical data suggested high laterite block mineralization. The 2008 drilling was done on a square 100 metre grid, offset from the historical grid, creating a regular grid with hole spacing of approximately 70 metres along the diagonals of the grid.

All stages of drilling used Russian, truck-mounted spiral augers.

In 2015, the ONRM approved final exploration reports submitted by the Moa Joint Venture on Cantarrana and La Delta, and a drilling campaign in Santa Teresita was completed.

Sampling and Analysis and Security of Samples

Please see “Central Moa Project — Sampling and Analysis and Security of Samples”.

The following section relates to the Moa Joint Venture as a whole.

Moa Joint Venture Mining and Processing, Refining, Expansion, Marketing and Sales

Mining and Processing

The mining method used by Moa Nickel consists of an excavator/truck operation. Bench mining is executed in opened deposits using hydraulic backhoe excavators equipped with 6.0 m3 buckets and a combination of rigid and articulated mine haulage trucks. The mine operates 365 days per year.

Mining has been carried out within the area covered by the Moa Occidental concession for more than 50 years. Prior to the formation of the Moa Joint Venture, the property was operated by the Cuban state. Production commenced in 1961 and in the period to the end of 1994, the annual mining rate averaged approximately 1.6 million tonnes of ore. In 2015, a total of 3.47 million tonnes of ore was mined, as compared to 3.54 million tonnes in 2014.

Ore is processed through the ore preparation plant where the ore is slurried with water in logwashers and the resultant slurry is screened at 0.8 millimetres to reject partially or wholly unweathered material which has high magnesium content. The oversize reject material is processed through a reject treatment circuit that achieves a high recovery of the limonite contained in the material. The final dry-rock reject is used for road construction or is deposited into mined-out areas.

The fine fraction of the screened ore is thickened and pumped to an acid pressure leaching circuit consisting of vertical, steam-agitated pachucas (reactors). Sulphuric acid is added to dissolve nickel and cobalt from the ore. The leach discharge slurry is processed through a countercurrent decantation wash circuit to separate the nickel and cobalt-containing solution from the leach residue slurry that is impounded in a tailings pond. Excess sulphuric acid in the solution is neutralized with limestone mud and the gypsum residue is processed through the wash circuit. Nickel and cobalt are recovered from the solution by precipitation, at an elevated temperature and pressure, with hydrogen sulphide gas to produce mixed sulphides.

In 2015, production of nickel and cobalt contained in mixed sulphides at Moa Nickel was 37,020 tonnes (100% basis), compared to production of 36,410 tonnes (100% basis) in 2014.

Refining

In the refining process, which occurs in Fort Saskatchewan, nickel and cobalt present in the Moa mixed sulphides and various other feeds are blended and leached in an ammonia and ammonium sulphate solution. Nickel, cobalt and other metals are dissolved and sulphide sulphur is oxidized and combined with ammonia to form ammonium sulphate. Any unleached material is separated from the metal-rich solution, washed, filtered and sold pursuant to short-term contracts.

Nickel is recovered in powder form. After washing and drying, powder can be packaged or compacted into briquettes, which can be sintered (passed through a furnace) or left unsintered. The relative proportion of powder, sintered and unsintered material changes and is based upon prevailing market conditions. Cobalt is also recovered in powder form and is compacted and sintered into briquettes or packaged as powder for sale.

The remaining, essentially metal-free, solution is evaporated to crystalline ammonium sulphate, dried and sold as fertilizer. Ammonium sulphate, a fertilizer by-product of this refining process, is produced at an on-site ammonium sulphate plant, which has an annual capacity of approximately 190,000 tonnes. Other metals present in the feed, such as copper and zinc, are collected in the form of sulphide residues and sold.

In 2015, total production of finished nickel and cobalt was 33,705 tonnes and 3,733 tonnes (100% basis), respectively, compared to 32,909 tonnes and 3,210 tonnes (100% basis), respectively, in 2014.

The refinery is maintaining its ISO 9001:2008 certification for nickel and cobalt production.

Expansion

The Expansion Agreement provides for an expansion of the annual production capacity at its Moa Nickel facilities by 16,000 tonnes of nickel plus cobalt in mixed sulphides, to a total of 49,000 tonnes, and a corresponding expansion of the CRC facilities to process the additional mixed sulphides. Following completion of basic engineering for the expansion in the fall of 2006 at both the Moa and Fort Saskatchewan facilities, the Corporation and GNC agreed to execute the expansion in phases.

The first phase of expansion was completed in 2008, increasing annual production capacity to a total of 37,000 tonnes of nickel plus cobalt contained in mixed sulphides. In response to weakening commodity markets, the Corporation announced a temporary suspension of capital contributions to the Moa/Fort Saskatchewan expansion in the fourth quarter of 2008. Demobilization of the construction workforce was substantially completed by the end of 2008 and equipment and material on the site are being preserved, where possible, to allow for resumption of the expansion project. Expansion at Moa remains an important growth initiative that will continue to use proven process technologies that have successfully processed nickel and cobalt for nearly 60 years. The expansion would take advantage of the significant infrastructure in place at Moa. During the fourth quarter of 2013, the expansion strategy was revised to prioritize the completion of circuits at Moa in stages to focus on those circuits that will provide the greatest economic return. Increasing production capacity at Moa allows for lower third-party feed purchases as well as providing the opportunity for better utilization of mineral resources and longer mine life. Under the revised strategy, expansion at Fort Saskatchewan is unlikely to occur given the magnitude of the investment and limited returns. The operations at Fort Saskatchewan will continue to pursue debottlenecking initiatives under the sustaining capital replacement program and infrastructure maintenance.

Additionally at the time of suspension, a 2,000 tonne per day sulphuric acid plant was under construction at Moa to coincide with the completion of expansion. In October 2013, the Moa Joint Venture partners reached an agreement to complete this plant at an estimated cost of approximately US$65.0 million. It is anticipated that the plant will enhance the efficiency of operations by producing sufficient acid to eliminate all sulphuric acid purchases at the current rate of production and future acid requirements for when the next phase of expansion is completed. Production of lower cost acid is expect to support higher acid consumption and better metallurgical recoveries in the pressure acid leach process in addition to generating steam that will displace a proportion of higher cost steam currently produced in oil-fired boilers. Also in October 2013, agreements regarding the third-party financing for the construction of the acid plant were finalized. The agreement provides access to US$57.6 million in financing, with access to a further US$7.4 million pending further Cuban governmental approvals. Mobilization of resources for this project began in the fourth quarter of 2013 and extended over the course of 2014 while arrangements were being finalized with a Cuban construction company. Construction began in the first quarter of 2015 and commissioning is expected to be completed before the end of second quarter of 2016, subject to achieving the agreed to construction productivity rates.

AMBATOVY JOINT VENTURE

Property

Certain information below is derived from the Ambatovy Technical Report.

Property Description and Location

The Ambatovy Joint Venture mine area is located 80 kilometres east of the capital city of Antananarivo and 11 kilometres north of the town of Moramanga.

The mine site property covers 143.75 square kilometres and consists of 368 contiguous 625 metre by 625 metre blocks (carrés). All necessary titles and permits for the mine site property are held by AMSA. The exploitation permit for the mine, which grants exploitation rights until September 6, 2046, was issued to AMSA on September 7, 2006 by the Ministry of Energy and Mines of Madagascar. The permit includes the exploitation rights for nickel, cobalt, copper, platinum, chrome and zinc covering the known nickel laterite deposits.

In order to maintain the exploitation permit in good standing, AMSA must file an annual report with the Ministry of Mines, pay an annual administration fee of approximately US$ 36,320 (117,171,200 MGA) (plus VAT) payable under the Mining Code, and remain in compliance with the Environment and Social Management Plan (“ESMP”), which is attached as an appendix to the environmental permit.

Under Malagasy law, the Ambatovy Joint Venture is considered a foreign company and therefore is not entitled to purchase land in Madagascar. The surface rights of the mine site property consist of a 50-year lease with the Malagasy State. The contract for the lease is registered with the Malagasy fiscal authority and the lease is registered at the appropriate local land titles registry. The lease is conditional to the payment of annual fees and compliance with land usage, which is mining and the establishment of a forest conservation area according to the Ambatovy Joint Venture’s environmental commitment. The mine site property is also subject to a US$250,000 annual fee (subject to adjustment every two years for inflation) for the term of the lease.

The mine property is subject to the following payments, in addition to those mentioned immediately above:

•                  Annual land tax (IFT) which is equivalent to 1% of the value of the land (land tax capped at approximately US$100,000 pursuant to the LGIM);

•                  Annual property tax on buildings which is equivalent to 1% of the annual rental value of the buildings. The Ambatovy Joint Venture is entitled to a five-year exemption upon the completion of construction pursuant to the LGIM; and

•                  Mining royalties payable on the production which are equivalent to 1% of finished metal sales pursuant to the Mining Code and the LGIM.

The Ambatovy Joint Venture’s environmental permit was issued on December 1, 2006 and is conditional upon the implementation of an ESMP and is subject to an annual review process. The ESMP requires the Ambatovy Joint Venture to, among other things, operate a ‘no net loss’ biodiversity strategy based on measures to avoid or minimize impacts. The ESMP also requires the utilization of offsets to compensate for unavoidable biodiversity loss.

In addition to the environmental permit, the Ambatovy Joint Venture is also obliged to obtain forest cutting permits for each parcel cleared. The Ambatovy Joint Venture agreed to establish a US$50.0 million environmental surety to compensate the Government of Madagascar should the Ambatovy Joint Venture fail to correct any material breach of applicable environmental laws, regulations and permits governing the Ambatovy Joint Venture’s environmental obligations, including closure obligations. The Ambatovy Partners provided interim letters of credit which were to remain in place as the indenture for the surety was negotiated with the Malagasy government. The interim letters of credit were in place for two years and have expired as the Malagasy government took no steps to negotiate a long-term escrow agreement for the surety despite numerous attempts by the Ambatovy Joint Venture to initiate discussions. The Ambatovy Joint Venture currently has the necessary exploitation and exploration permits and the infrastructure in place, including bridge access, roads, maintenance shops, power supplies, offices and housing to support its mining operations.

Environmental management actions are accompanied by social support and compensation measures. Currently, comprehensive social baseline surveys are being undertaken to provide the basis for monitoring local livelihoods.

A reclamation and closure plan has been prepared by consultants and will be put in place for all aspects of the Ambatovy Joint Venture. The cost of project remediation and reclamation in connection with the mine site is estimated at US$39.0 million.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The nickel deposits are located on a plateau at an elevation of approximately 1,100 metres above sea level. The topography of the deposits varies from gently undulating hills to a steeply dissected remnant plateau. Locally, the relief is 100 metres. The plateau surface is fairly uneven with numerous depressions that form ephemeral pools. Small headwater streams originate in the mine area and flow away in all directions as part of a six basin configuration.

The mine site property is covered with natural forests. The surrounding area includes intact and degraded forests and scrublands, areas dominated by grasses, eucalyptus plantations, woodlots and rice paddies. The soils in the mine region are generally known as laterites, which are highly-weathered iron-rich tropical soils.

Local resources include a small nearby aggregate quarry, the Mangoro River which is the water supply for the mine site and a 138 kV power line which passes approximately 8 kilometres south of the mine site property.

Local infrastructure includes the town of Moramanga, which has a population of approximately 30,000, and a one metre gauge railway line that runs from Antananarivo to Moramanga and to the port of Toamasina. The port is located approximately 12 km from the plant site and is connected to the plant site by rail.

The Ambatovy Joint Venture has access to the requisite mining personnel through the use of the local population for unskilled and semi-skilled labour, as well as having on-site residential facilities for necessary expatriate and national senior staff employees.

Please refer to the sub-heading below entitled “Ambatovy Joint Venture — Processing Facilities” for information regarding the processing plant site and the tailings management facility.

The capital city, Antananarivo, is serviced by commercial air flights from Paris, France, four times per week and daily from Johannesburg, South Africa. Regular flights also run between Antananarivo and Saint-Denis, Réunion, Mahébourgh, Mauritius, Mahé, Seychelles, Dubai, United Arab Emirates and Nairobi, Kenya. The mine site, located near the town of Moramanga, is approximately 120 kilometres by road from Antananarivo. Major asphalt paved national roads link Antananarivo to Moramanga with a high quality 11 kilometre gravel road leading from Moramanga to the mine site.

A charter plane, operated on behalf of the Ambatovy Joint Venture, flies regularly between Antananarivo, Toamasina and Moramanga.

Buses run daily between Moramanga and the mine site to transport employees to the mine.

The climate is equatorial to tropical, with average monthly rainfall which historically has exceeded 135 millimetres in the period from November to March and has been less than 66 millimetres in the period from April to October, evaporation from 600 to 800 millimetres and temperature varying from 5 to 35°C with an average temperature of 17°C. The cyclonic season occurs from January to March.

History

The presence of the Ambatovy nickel laterite deposits was first noted by the Malagasy Service Géologique in 1960. Limited pitting and auger drilling were undertaken to assess the surface iron potential. In the early 1970s, a consortium composed of Société Le Nickel, Ugine Kuhlman, Anglo American and Bureau des Recherches Géologiques et Minières carried out a major exploration program that included 368 vertical diamond drill holes over both the Ambatovy and Analamay deposits (described below), an aerial photographic survey, geological mapping and geochemical surveys. The next major exploration program was conducted by PD Madagascar SARL (“PD”) between 1995 and 1998. Work included 369 vertical diamond drill holes, test pits, various surveys and metallurgical testwork for the region known as Ambatovy West. This work culminated in a feasibility study.

In 2003, PD and Dynatec signed a joint venture agreement to continue the development of the property, which later resulted in Dynatec receiving a 53% interest in the Ambatovy Joint Venture. Dynatec and PD conducted exploratory drilling and started to develop a thorough feasibility study with a detailed environmental and social impact assessment.

In 2005, Dynatec acquired the remaining 47% interest in the Ambatovy Joint Venture from PD and Sumitomo took up a 25% stake in the Ambatovy Joint Venture. In February 2005, a technical report prepared in accordance with NI 43-101 was completed. The report was revised in May 2005. Definition drilling continued in 2006 and 2007, mostly in the Ambatovy Central sub-block, with 100 HQ holes drilled for a total of 5,675 metres. A subsequent NI 43-101 technical report was filed in October 2011, as discussed in “Property” above.

In 2007, the Ambatovy Joint Venture was certified by the Government of Madagascar under the LGIM. The Corporation acquired Dynatec in June 2007 for approximately US$1.7 billion. The Corporation assumed Dynatec’s ownership position in the Ambatovy Joint Venture and was named project operator.

In 2008, the Ambatovy Joint Venture received construction permits for work at the port and plant site. Definition drilling started again, mainly on the Ambatovy West sub-block. A total of 168 drill holes for a total of 8,605 metres were drilled between June 2008 and November 2009.

In 2010, commissioning of the mining equipment commenced. Mining of material for stockpiling started in July. In 2011, commissioning of the ore preparation plant at the mine site commenced, as well as commissioning of the utilities facilities at the plant site. This was followed in 2012 with the start of ore processing in the pressure acid leach autoclaves and with mixed sulphides being delivered to the refinery in May 2012. The first finished nickel and cobalt briquettes were produced from the refinery in September 2012, and the Ambatovy Joint Venture continued its ramp-up towards full production.

In January 2014, Sherritt announced that the requirements for commercial production, defined as an average of 70% of ore throughput based on nameplate capacity, in the pressure acid leach circuit, over 30 day period, had been achieved by the Ambatovy Joint Venture. Throughout the year, the Ambatovy Joint Venture continued ramping up towards full production. Nearly 8.2Mt of material was mined, 4.4Mt of ore was sent to the Plant Site and 39,968 tonnes of finished nickel and cobalt were produced.

In March 2015, the Ambatovy Joint Venture completed an average of 90% production of the nameplate capacity over a 90 day period. Financial completion was validated September 30, 2015. Throughout 2015, 8.5 Mt of material was mined, 5.4 Mt of ore was sent to the Plant Site and 50,735 tonnes of finished nickel and cobalt produced.

Geology and Mineralization

The Ambatovy ore body consists of two large, thick, weathered ultramafic lateritic nickel deposits located approximately 3 kilometres apart (the “Ambatovy Deposit” and the “Analamay Deposit”, or collectively, the “Deposits”).

The regional geological setting is a north-south belt of basic gneisses and migmatites, which are part of the high grade metamorphic rocks underlying the eastern two-thirds of Madagascar. The dominant feature of the Ambatovy Joint Venture is the Antampombato Complex, a large intrusive that cuts the metamorphic rocks. The intrusive is composed of gabbroic to syenitic rocks with two small outer ultramafic bodies rimming the intrusive. Exploration suggests that the complex represents multiple, magmatic intrusions that commenced with the ultramafic intrusive, then was followed by gabbroic intrusives and terminated with the more felsic intrusive.

The Ambatovy Deposit occurs towards the southern margin of the complex and is approximately 3 kilometres by 2.4 kilometres and oriented in a WNW-ESE direction. A north-west trending gabbroic intrusive cuts the Ambatovy Deposit resulting in three sub-blocks: Ambatovy West, Central and Southeast. The Analamay Deposit is located at the eastern margin of the complex and is approximately 4 kilometres by 2.8 kilometres, oriented north-south and it also is divided into sub-blocks known as Analamay North, Central and South. Ambatovy West is cut by numerous block faults that strike northwest/southeast with a conjugate set, striking northeast/southwest. Evidence indicates that faulting continued during the laterization.

The Deposits cover an area of about 1,300 ha, and range in thickness from 20 to 100 metres, with the average thickness being approximately 40 metres. Within the lateritic profile, there are three distinct zones:

•                  Ferricrete is the uppermost layer, and forms an extremely hard, coherent crust of iron oxides up to 3 metres thick and acts as a deterrent to mechanical erosion.

•                  Limonite, referred to locally as ferralite, constitutes more than 90% of the economic grade nickel mineralization and is predominately a spongy mass with iron concentrations of 40 to 50%, predominately in goethite. Enriched nickel and cobalt grades are largely achieved by depletion of other elements through the weathering process, rather than additions to the system. The nickel grade of the laterite is influenced by the nickel content of the underlying bedrock.

•                  Saprolite lies at the base of the lateritic zone, on top of the bedrock.

Exploration and Drilling

Since 2009, definition drilling has been continuously carried out by the Ambatovy Joint Venture on the Ambatovy Joint Venture property, focusing first in completion of 50 metre spacing diamond drill holes in Ambatovy West and South East for better resources definition and increased information on the surrounding contacts with gabbroic material. 50 metre-spaced campaigns still need to be implemented for Ambatovy Central to transform Indicated Resources to Measured Resources, but this part of the deposit is expected to enter the mining sequence in 2021.

Since mid-2012, definition drilling has been conducted on the Analamay Deposit, starting in the southern, north-western and north-eastern areas where sedimentation dams need to be established prior to any mining activity.

In-fill drilling was conducted in the Ambatovy West and Ambatovy South East areas in 2013. This program was designed to better define the ore body in the area where mining initially took place. In 2014, a definition drilling program, which utilized a 50 metre × 50 metre grid, was carried out in Ambatovy South East, Ambatovy Central and the northern part of Ambatovy West. In 2015, the definition drilling program was focused on the Analamay Waste Dump area, which was not sufficiently mineralized and then increased in density in the Ambatovy South Eastern intrusion, where mining will begin in 2017.

In-fill drilling in Analamay will be conducted in 2016 and 2017 with both 100 metre × 100 metre and 50 metre × 50 metre drill patterns to enable the transfer of Indicated Mineral Resources to Measured Mineral Resources and further define the deposit’s Mineral Reserves. Pre- production drillings are also conducted prior to mining. Twenty metre-spaced air core drill holes are drilled down to the bedrock and supplementary 10 metre- spaced auger drill holes are implemented on the active benches for a depth of 12 metres. This combination of pre-production drilling data is used to design the mining panels, separating the different qualities of ore.

Sampling and Analysis and Security of Sample Facilities

At the mine site, the core is measured and the depths marked in metres, photographed and logged according to the principal lithologies and degrees of weathering. Sampling is done at one-metre intervals, but broken at sub-metre intervals at significant lithological contacts. The highly weathered core is split in half with a knife. For the boulder saprolite, the sections with minus 10 centimetre boulders and fines are divided in half and the boulders sawn. The plus 10 centimetre “fresh” boulders are measured and their percentage of interval recorded, but the boulders are not sampled. Up to 2009, the half-core samples were placed in plastic bags, tagged and shipped in sealed drums to UltraTrace Analytical Laboratories (“UltraTrace”) in Perth Australia. The remaining half core was sheathed in polythene tubes, placed in core boxes and sent to an on-site storage area. Since 2009, all analytical measures have been done by the AMSA laboratory, while duplicate samples are sent to UltraTrace for validation.

Since 2009, when the on-site lab became operational, there has been a continuous QA/QC program that uses certified standards and duplicates to monitor the accuracy and precision of the analytical data. In the years when the on-site laboratory has been operating, there has been no systematic problem with the reliability of the analytical data, and the data have been deemed reliable for resource and reserve evaluation by the qualified person, as defined by NI 43-101, responsible for that section of the Ambatovy Technical Report. Prior to 2009, the QA/QC program in place during the drilling coordinated by Dynatec was reviewed by the qualified persons, as defined by NI 43-101, of the technical report prepared in 2005, who found that these data were reliable for resource and reserve estimation. During the 2005 feasibility study, it was established through analysis of duplicates at umpire laboratories that there were small systematic biases in the aluminum and cobalt assays from the PD drilling campaign in the early 2000s. These biases have been corrected by making an across-the-board adjustment to the aluminum and cobalt assays from the PD drill holes. The reliability of the earliest analytical data, from a French consortium in the early 1970s, was checked using closely-spaced pairs of old and new drill holes. These closely-spaced pairs confirm that there is no systematic bias in the earliest analytical data, and that they can be used for resource and reserve estimation. The wet weight of the sample is measured, and then the sample is dried for 24 hours at 105°C. Following the measurement of the dry weight, the moisture content is determined from the difference between the weights before and after drying. Density and moisture content are taken every fifth metre down the drill hole.

Prior to 2005 when the cores were sent to UltraTrace, the half HQ core samples were crushed, pulverized and split into subsamples with 55% of the subsamples assayed by UltraTrace. The remaining 45%, plus 20% of those subsamples assayed by UltraTrace, were sent to Dynatec Fort Saskatchewan (“DYFS”) for analysis. In 2005, Dynatec started the complete sample preparation on site. The procedure for sample preparation remains equivalent to the UltraTrace procedure described above. The pulps produced during the sample preparation on site were shipped to DYFS in Canada and UltraTrace in Australia. The facility and the procedures were kept the same when the Corporation took over Dynatec.

Today, the on-site laboratory is the primary lab for the Ambatovy Joint Venture and uses the same procedures as described above. The UltraTrace laboratory is used as the secondary lab.

Samples at the Ambatovy Joint Venture are also collected for metallurgical pilot plant and batch tests. More than 26,000 total samples were processed at DYFS and UltraTrace with 14 analytical determinations carried out on each sample.

A QA/QC program has been implemented for the assays from the beginning by Dynatec. This specific QA/QC program was reviewed by AMEC in 2006. This review led to the introduction of a bench scale which directly measures the dry weight of core samples, as well as the weight when immersed in water, and led to improved consistency when calculating the moisture content and dry density of the samples.

Early in 2009, an Inductively Coupled Plasma Atomic Emission Spectroscopy analytical laboratory was installed at the mine site. A validation test has been completed to ensure that quality from the new analytical labs was satisfactory.

The samples are collected and handled at the drill site by Ambatovy Joint Venture personnel. The samples are under the direct control of Ambatovy Joint Venture personnel from the drilling site to the on-site laboratory or until they are shipped to UltraTrace. This ensures control of custody by the Ambatovy Joint Venture from the drill sites to the analytical laboratory.

Mine and Ore Preparation Facilities

The mine-site facilities consist of three camps, mine infrastructure (including offices, workshops, change-house, clinic, etc.), the Mangoro pumping station, the ore preparation plant and the slurry transfer pumping plant. These facilities are located between the Deposits.

The average electrical power requirement at the mine site is estimated to be 15 MW, which is supplied by locally installed diesel generators.

The mining method used by the Ambatovy Joint Venture consists of an excavator/truck operation. Bench mining is executed in opened deposits using hydraulic backhoe excavators equipped with 5.4 cubic metre buckets and a combination of rigid and articulated haulage trucks. The mine operates 365 days per year. Ore is either directly fed to the ore preparation plant, or stockpiled for future processing. As of December 31, 2015, a total of 5.95 million tonnes of material with an average grade of 0.78% Ni and 0.06% Co were in the stockpile.

Ore is processed through the ore preparation plant where it is slurried with water in a rotary drum scrubber and the resultant slurry is screened at <0.8 millimetres to reject partially or un-weathered material with a high magnesium content. The screened oversize material is processed through a second scrubber and screening circuit that achieves high recovery of the limonite contained in the ore. The final reject material is used for road construction or is deposited into mined-out areas. The product ore slurry is thickened and transported down a 600 millimetre diameter pipeline that is approximately 220 kilometres to the processing plant.

The route selected for the pipeline is as direct as practical, but some significant deviations were required to avoid environmentally and culturally sensitive areas.

The design for the pipeline was prepared by Pipeline Systems Incorporated, a Canadian company.

The mine-life at the Ambatovy Joint Venture is estimated at 28 years.

Processing Facilities

The nickel and cobalt recovery process from lateritic ores that has been selected by the Ambatovy Joint Venture uses Sherritt- developed technology which is in operation at other facilities.

The processing plant, located near the port of Toamasina, includes a pressure acid leaching plant, a metals refinery, and associated utility and ancillary plants including: water treatment, steam and power, hydrogen, hydrogen sulphide, sulphuric acid, air separation, limestone comminution, and lime-calcining and slaking. Site facilities include a medical clinic, training centres, change-house, canteen, stores, workshops, fuel storage, laboratory, gatehouse and main offices. The Ambatovy Joint Venture holds several long-term leases for the land on which the plant and nearby tailings management facility are located. Such leases are registered at the appropriate local land titles registries.

At the processing plant, the slurry is thickened and pumped to an acid pressure leaching circuit consisting of horizontal, mechanically-agitated autoclaves. Sulphuric acid is added to the autoclaves to dissolve nickel and cobalt from the slurried ore. The discharged slurry is partially neutralized with limestone and processed through a counter-current decantation wash circuit to separate the nickel and cobalt-containing solution from the leach residue. The leach residue is impounded in a tailings pond, following further neutralization with limestone and lime. In the nickel and cobalt rich solution, any excess sulphuric acid is neutralized with limestone and the resulting gypsum residue is processed through the wash circuit. Nickel and cobalt are recovered from the solution by precipitation, at elevated temperature and pressure, with hydrogen sulphide gas to produce mixed sulphides.

In the refining process, nickel and cobalt present in the mixed sulphide feed are leached in an oxidizing solution in autoclaves at elevated temperature and pressure. From the mixed sulphides, cobalt, nickel and other metals are dissolved and the sulphur is oxidized. Following solution purification, nickel and cobalt are separated by solvent extraction. Nickel is then recovered in powder form, and, after washing and drying, is compacted into briquettes. Cobalt is also recovered in powder form and compacted into briquettes or packaged as powder. The remaining, essentially metal-free, solution is evaporated to crystallized ammonium sulphate which is to be dried and sold as fertilizer. Ammonium sulphate fertilizer, a by-product of this refining process, is produced at an on-site ammonium sulphate plant, which is expected to have an annual output of approximately 210,000 tonnes. Other metals present in the feed, such as copper and zinc, are collected in sulphide residues and sold.

The tailings facility, located several kilometres inland from the plant site, has been designed to specific international standards as set out by the Canadian Dam Association, International Commission on Large Dams, and the Mining Association of Canada. The design provides for neutralization and precipitation of the tailings slurry with limestone and lime prior to discharge to the tailings basin. At its current size, the tailings facility has capacity remaining to sustain operations through the second quarter of 2015. The second phase of TMF construction will sustain operations for an additional three years. The detailed engineering for the third phase of the TMF started in 2015 and is expected to be finished in early 2016. The construction will be undertaken in stages with the first phase due to be finished by late 2018 to provide sufficient storage capacity for the remaining mine life.

Containment in the tailings basin is achieved by progressive elevation of embankments encompassing the tailings facility. Groundwater modeling indicates that due to the low permeability of the regional soils and subsequent tailings layer that will be present, seepage losses will be low. A network of groundwater interception wells is in place to identify and prevent any contaminant migration.

The entire tailings surface area will continue to be utilized through to the end of the life of the Ambatovy Joint Venture, at which point the surface will be contoured, drained and revegetated.

Various tests were completed to determine the characteristics of the tailings, and to estimate the in-situ density that will be achieved in the tailings basin after deposition. A dry density of 1.0 tonne/cubic metre was subsequently selected for the tailings.

Consideration of water management for the tailings basin is essential in this rainfall region. The water management plan involves containing supernatant and surface water run-off to allow for solids settlement to permit ultimate discharge to the ocean. A portion of this discharge is recycled back to the plant site for re-use. Extensive study produced a water management system design and discharge criteria that are established to result in no adverse effects on the local environment.

Schedule ‘C’

Greenhouse Gas Emission Frameworks

Federal

The most recent periodic conferences of the parties to the United Nations Framework Convention on Climate Change (the “Convention”) have not resulted in a legally binding GHG emissions reduction commitments to succeed the Kyoto Protocol, which expired at the end of 2012. However, most nations, including the United States, China, Brazil, India and Canada entered into a commitment referred to as the Paris Agreement in December 2015, under which countries submit voluntary mitigation targets and plans and revisit those targets and plans every five years. Under the Paris Agreement, the Canadian federal government has proposed to reduce its emissions by 30% below 2005 levels by 2030.

The current Canadian federal government has also proposed to coordinate with the provinces on developing a national approach to achieving GHG emissions reductions. In this context, the federal government has discussed with the provinces the possibility of setting a national baseline price on GHG emissions. It remains to be seen whether and how such an approach will be adopted by the federal government.

For information on the Air Quality Management System adopted by representatives of the Council of Ministers of the Environment, and federal, provincial and territorial representatives, see the heading entitled “3.7 — Environment, Health and Safety and Sustainability”.

Alberta

In addition to the federal commitments being made, Alberta has implemented the first regulation in Canada requiring industrial GHG reductions under the CCEM, called the Specified Gas Emitters Regulation. These enactments required certain existing facilities that released 100,000 tonnes or more of GHG emissions in certain calendar years to reduce their emissions intensity by up to 12%. The net emissions intensity for a year for an established facility must not exceed 88% of the baseline emissions intensity for the facility. For a new facility (for the purposes hereof, defined as a facility that has completed less than eight years of operation), the net emissions intensity limits are dependent on the number of years in which the new facility has been in commercial operation. In the case of the fourth, fifth, sixth, seventh and eighth year of commercial operation of the new facility, the net emissions intensity for that year of commercial operation cannot exceed 98%, 96%, 94%, 92% and 90%, respectively, of the baseline emissions intensity for the facility. Once a new facility has completed eight years of commercial operation, it becomes an established facility subject to the 88% net emissions limit for all years thereafter.

The Government of Alberta introduced a complementary Specified Gas Reporting Regulation, which came into force in October 2004. This legislation requires all industrial emitters emitting 50,000 tonnes or more of CO2e to report their annual GHG emissions in accordance with the specified Gas Reporting Standard published by the Government of Alberta.

The companies that operate these facilities are given options under the Specified Gas Emitters Regulation to aid them in achieving the required reductions in emissions. These compliance options include using emission offsets, emission performance credits and fund credits (obtained by contributing money (currently $15 per tonne of GHG emissions, and escalating to $20/tonne as of January 1, 2016 and $30/tonne as of January 1, 2017) to the Climate Change and Emissions Management Fund (the “Fund”)) against their total emissions. The Fund will invest in projects and technology to reduce GHG emissions in Alberta. Furthermore, under the CCEM and associated regulations, a facility that releases specified gases into the environment at or in excess of prescribed levels must comply with reporting obligations regarding details of the facility and specified gases released.

Audited emissions information is not available for the Metals Fort Saskatchewan site for 2014 at the time of writing. For the 2013 compliance period, GHG emissions by the Fort Saskatchewan site were 44,437 tonnes CO2e over what was required in order to meet the 12% reduction. The purchase of 44,437 tonnes of Fund credits at $15/credit results in a total cost of $666,555. It is anticipated that for the next several years, Fort Saskatchewan will continue to comply with the Specified Gas Emitters Regulation by contributing to the Fund and will consider emerging GHG emission efficiency options as they are developed.

In 2015, following provincial elections, the newly elected Government of Alberta proposed changes to the regulatory framework established under the Specified Gas Emitters Regulation. Under the proposed changes, a greater number of industrial facilities in the province would be subject to GHG emissions regulations. The covered facilities would be subject to a price of $20 per tonne of GHG emissions as of January 1, 2017, with that price escalating to $30/tonne as of January 1, 2018, and further escalating in each subsequent year. In addition to covering these facilities, the price would also be applied to certain distributors and importers of transportation and heating fuels based on the emissions attributable to the end-use of those fuels. The details of the proposed regulatory changes are still being finalized by the Government of Alberta.

Other Jurisdictions

The Power division has registered a project with the United Nations clean development mechanism which allows GHG emission-reduction projects in developing countries to earn certified emission reduction (“CER”) credits, each equivalent to one tonne of CO2. These CERs can be traded and sold, and used to meet certain emission reduction targets. The mechanism is intended to stimulate sustainable development and emission reductions and to provide flexibility in meeting certain emission reduction targets. The Energas Varadero Conversion from Open Cycle to Combined Cycle Project, United Nations Framework Convention on Climate Change Project 0918, achieved a verified GHG reduction of 342,235 metric tonnes CO2 equivalent from January 2007 to June 2008. Verification of a further 638,392 CER credits for the period from July 1, 2008 to December 31, 2010 has been completed. Verification of CER credits for the period from January 1, 2011 to the present has been suspended for the time being as a result of low market prices for CERs. No sales of CERs were recorded in 2015.

The process of registering the 150 MW Boca de Jaruco Combined Cycle Project with United Nations authorities has been suspended until market prices for CERs have improved.

Other Federal, Provincial and Regional Initiatives

Representatives of the Canadian Council of Ministers of the Environment, and federal, provincial and territorial representatives have adopted the Air Quality Management System which includes Base Level Industrial Emission Requirements and an air zone management system in Alberta. For information, see section 3.1 — “Metals — Environment, Health and Safety — Canada”.

In May 2008, British Columbia passed the Greenhouse Gas Reduction (Cap and Trade) Act, which was given Royal Assent on May 29, 2008. This legislation provides the statutory basis for setting up a market-based cap-and-trade framework to reduce GHG emissions from large emitters operating in the province.

British Columbia, Ontario and Quebec are each partners in the Western Climate Initiative (“WCI”) — a collaboration among these provinces and California to identify, evaluate, and implement policies to tackle climate change at a regional level. Of the WCI’s Canadian partners, British Columbia and Quebec have passed, and Ontario has proposed, legislation enabling the provincial governments to regulate GHG emissions through cap-and-trade regimes that are compatible with the framework endorsed by the WCI. California and Quebec have also issued regulations that established such cap-and-trade regimes as of January 1, 2013. Ontario has also proposed regulations for a cap-and-trade regime that would take effect as of January 1, 2017.

In Saskatchewan, Bill 126, The Management and Reduction of Greenhouse Gases Act, was passed in 2010 but is not yet proclaimed in force. The legislation provides a framework for the control of GHG emissions by regulated emitters and will be proclaimed once accompanying draft regulations are finalized. The draft regulations under the Act have set a provincial GHG emissions reduction target of 20% below the level of emissions in 2006 (or a three year average) by 2020. The standards will apply to a regulated facility (including the mining or processing of coal) emitting over 50,000 tonnes of CO2e in any year. For a facility that emits greater than 25,000 CO2e in a year, a report to the minister must be submitted annually indicating the level of greenhouse gases generated by the facility. Facilities from one emitter are grouped together if the emission activity relates to the generation of thermal electric power or steam. A Baseline Emission Level (“BEL”) application is required within 180 days after the legislation is proclaimed. The BEL will determine the annual cap and carbon compliance payment for regulated facilities if GHG emissions exceed the cap. The first year of annual returns must be verified by an independent third party. It remains unclear whether the

Government of Saskatchewan intends to proclaim the Management and Reduction of Greenhouse Gases Act in force, given the significant length of time since it was passed.

Quebec implemented a carbon tax in October 2007 and British Columbia implemented a carbon tax in July of 2008. These taxes may signal a policy trend as jurisdictions across North America continue to consider measures to reduce GHG emissions.

As it is unclear at this time what shape additional regulation will ultimately take, it is not yet possible to estimate the extent to which such regulations will impact the Corporation’s operations. However, the Corporation’s Canadian operations involve large facilities, so the setting of emissions targets (whether in the manner described above or otherwise) may well affect them and may have a material adverse effect on the Corporation’s business, results of operations and financial performance. In addition to directly emitting GHGs, the Corporation’s operations require large quantities of power. Future taxes on or regulation of power producers or the production of oil and gas or other products may also add to the Corporation’s operating costs.

The increased regulation of GHG emissions may also reduce the demand for the Corporation’s products.

To monitor the potential impact of, and opportunities arising out of, climate change, the Corporation has conducted a number of meetings with politicians and regulators at both the federal and provincial levels and closely monitors the regulatory activities of these governments. The Corporation’s facilities have implemented programs for the collection of emissions data as part of an overall environmental monitoring system. Any eventual costs related to emissions targets may be partially offset by credits earned through internal measures and research and development projects. The Corporation has already engaged in one such project utilizing waste exhaust heat to generate power for Energas facilities in Cuba, resulting in a reduction of GHG emissions. The environmental benefits achieved through the reduction of GHG emissions at the Energas operations were recognized by the granting of Kyoto Clean Development Mechanism status for the Phase 3 facilities of Energas pursuant to the provisions of the Kyoto Protocol.

Schedule ‘D’

Mandate of the Audit Committee

1.  Mandate

The mandate of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Sherritt International Corporation (the “Corporation”) is to assist the Corporation in ensuring the integrity and accuracy of the Corporation’s financial reporting and disclosure controls and procedures. The Committee shall fulfill its mandate by providing an open avenue of communication among management, the auditors (external and internal) and the Board.

2.  Duties and Responsibilities

a)             review and approve the Corporation’s interim financial statements, MD&A and earnings press releases prior to disclosure;

b)             review and recommend for approval to the Board the Corporation’s annual financial statements, MD&A and earnings press releases and report to the Board thereon;

c)              ensure the adequacy of procedures for the review of other corporate disclosure that is derived or extracted from the financial statements and periodically assess the adequacy of those procedures;

d)             ensure that management fulfills its responsibilities to maintain effective disclosure controls and procedures and an effective system of internal control over financial reporting; report any deficiencies to the Board;

e)              ensure management adequately identifies, manages, monitors and discloses the principal financial and business risks that could impact the Corporation’s financial results and reporting;

f)               recommend and propose guidelines for the disclosure of information, such that relevant information is disclosed in a timely manner and is not selective;

g)              ensure that, taken together, the work of the external and internal auditors provides an appropriate level of audit coverage and is effectively coordinated, to the extent appropriate;

h)             oversee procedures for the receipt, retention and treatment of complaints received regarding accounting, internal controls or auditing matters, and procedures to allow confidential and anonymous submission of concerns regarding questionable accounting or auditing matters;

i)                 review all material public documents relating to the Corporation’s financial performance, financial position or financial analyses prior to release, including the AIF;

j)                review the accounting principles and practices to be applied and followed by the Corporation during the fiscal year and any significant changes from those applied and followed during the previous year;

k)             review all litigation and claims involving the Corporation which could materially affect its financial position and which the auditors or General Counsel may refer to the Committee;

l)                 review the Corporation’s tax status, significant tax issues and reviews by tax authorities;

m)         review the adequacy of insurance coverage;

n)             review management identification and evaluation of risks and risk mitigation procedures (including hedging);

o)             review other information provided by management relating to the financial affairs of the Corporation;

p)             review, at least annually, the quality and sufficiency of the Corporation’s accounting and financial personnel; and

q)             perform any other duties or responsibilities expressly delegated to the Committee by the Board from time to time.

With regard to fulfilling their obligations as set out above, Committee members or the Board may request management, from time to time, to present information to the Committee on such matters relating to the financial affairs of the Corporation as deemed appropriate.

RELATIONSHIP WITH EXTERNAL AUDITORS

The external auditors report directly to the Committee and are accountable to the Board and the Committee. The Committee shall:

a)             recommend for approval to the Board the appointment and oversee the work of the external auditors engaged for the purpose of preparing or issuing an auditors’ report or performing other audit, review or attest services;

b)             approve the audit plan (including scope, timing and materiality);

c)              review the qualifications and performance of the external auditors and recommend approval of fees

d)             report to the Board regarding the nomination, remuneration and other material terms of the engagement of the external auditors as well as their performance;

e)              review the results of the external auditors’ work. The external auditors’ report on the results of their work should include their views on the quality, not just the acceptability, of the implementation of generally accepted accounting principles, with a particular focus on the accounting estimates made by management and management’s selection of accounting principles;

f)               assess working relationships with management and resolve any disagreements between management and the external auditors about financial reporting;

g)              pre-approve the nature and fees of non-audit services; and

h)             review and approve the hiring policies regarding partners and employees and former partners and employees of the present and former external auditors.

The Committee should review and discuss a written report by the external auditors detailing all factors that might have an impact on the external auditors’ independence, including all services provided and fees charged. The Committee should satisfy itself regarding the independence of the external auditors and report its conclusions and the basis for those conclusions to the Board.

The external auditors are entitled to receive notice of every meeting of the Committee and be heard thereat.

The external auditors are entitled to and are responsible for providing their views directly to the shareholders if they disagree with an approach being taken by the Committee.

RELATIONSHIP WITH CHIEF INTERNAL AUDITOR

The Chief Internal Auditor reports to the Senior Vice President, General Counsel and Corporate Secretary and is accountable to the Committee. The Chief Internal Auditor must be independent from the CFO. The Committee shall:

a)             approve the mandate for the internal audit department and annually review its objectives, goals and staffing levels;

b)             ensure that the Chief Internal Auditor has direct and open communication with the Committee with respect to progress on planned audits, significant audit findings, recommendations made and management’s response;

c)              approve the appointment or removal of the Chief Internal Auditor; and

d)             review management’s decisions related to the need for an internal audit.

3.  Composition and Chair

The members of the Committee shall, subject to appointments made as a result of resignations or retirements, be appointed annually by the Board on the recommendation of the Nominating and Corporate Governance Committee.

The Committee shall consist of not less than three directors, each of whom shall be “independent” as determined under applicable Canadian securities laws. All members of the Committee are required to be financially literate. The requirements for qualification of Committee members shall be determined and interpreted by the Board from time to time based upon recommendations by the Nominating and Corporate Governance Committee.

The Board shall annually designate a Committee Chair from among the Committee members on the recommendation of the Nominating and Corporate Governance Committee. If, in any year, the Committee does not appoint a Chair, the incumbent Chair of the Committee will continue in office until a successor is appointed.

4.  Meetings

The Committee shall meet as often as the Committee determines is necessary to fulfill its responsibilities.

Notice of every meeting will be given to each member.

A majority of the Committee members will constitute a quorum. No business may be transacted by the Committee except at meetings at which a quorum is present.

The Committee may invite such members of management or such outside advisors as it may see fit from time to time to attend its meetings and assist in the discussion and consideration of any matter.

A meeting of the Committee may be convened by the Chair or any two Committee members.

An in-camera session will be held at each regularly schedule Committee meeting with the following groups:

•                  Management;

•                  External auditors; and

•                  Chief Internal Auditor.

5.  Reporting

The Committee will:

•                  regularly report to the Board on all significant matters it has addressed and with respect to such other matters that are within its responsibilities; and

•                  oversee the preparation of any disclosure required under applicable Canadian securities laws with respect to matters that are within its responsibilities.

6.  Resources and Authority of the Committee

The Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate and approve the fees and other retention terms of special counsel or other experts or consultants, as it deems appropriate, provided that if the fees and expenses of any such special counsel or other experts or consultants retained by the Committee exceed, or are expected to exceed C$150,000, the approval of the full Board will be obtained.

The Committee has the authority to communicate directly with the internal and external auditors.

The Committee may engage outside experts to provide education relevant to the mandate of the Committee.

The Committee must pre-approve any experts or consultants retained by the Corporation if such experts or consultants are currently or have previously been retained by the Committee.

7.  Tenure

Each member shall hold office until his or her term as a Committee member expires or is terminated.

8.  Removal and Vacancies

Any Committee member may be removed and replaced at any time by the Board and shall cease to be a Committee member upon ceasing to be a director. The Board shall fill vacancies in the Committee by appointment from among the members of the Board. If a vacancy exists on the Committee, the remaining member shall exercise all of the Committee’s powers so long as a quorum remains in office.

sherritt

Sherritt International Corporation
1133 Yonge Street
Toronto, ON Canada M4T 2Y7

For further investor information contact:
Telephone: 416.935.2451
Toll-free: 1.800.704.6698

www.sherritt.com